D90/COMP SEC/CW
09 November 2006


SEC MAIL
RECEIVED
PROCESSING
SECTION
NOV 1 3 2006
WASH. D.C.
186
06018453

Alliance Boots

Alliance Boots Plc
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

The Securities & Exchange Commission
Office of International & Corporate Finance
Division of Washington
D.C. 20549
USA

SUPPL

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 1st July to the 31st July 2006 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements regarding the Boots Group PLC from 1st July 2006 to the 31st July 2006.

- 238 Announcements as enclosed

Documents filed by Boots Group PLC with the Registrar of Companies from 1st July to the 30th July 2006.

- 1 x 363a Annual Return made up to the 31st May 2006 (filed 13.7.06)
- 1 x 288b Resignation of Director as at 31st July 2006 (filed 31.7.06)
- 1 x Certificate of Incorporation on Change of Name (filed 31.7.06)
- 1 x Special and Ordinary Resolutions (filed 31.7.06)
- 1 x Form 123 (filed 31.7.06)
- 1 x Memorandum and Articles (filed 31.7.06)

PROCESSED
NOV 1 6 2006
THOMSON
FINANCIAL

Would you please confirm receipt of the information submitted to you by emailing me as follows: christine.wells@boots-plc.com

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CWells

CHRIS WELLS
Company Secretarial Assistant

11/14

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com



COMPANY FILING HISTORY



Company Number: 04452715
Company Name: ALLIANCE BOOTS PLC

Use the tick boxes to select documents from the list below and click on 'Order' to complete your order.

Exclude Allotment Of Shares **Order**

Select	Type	Date	Description
	MEM/ARTS	14/09/2006	MEMORANDUM OF ASSOCIATION ARTICLES OF ASSOCIATION
	AA	07/09/2006	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/03/06
	SA	26/09/2006	SHARES AGREEMENT OTC
	88(2)R	26/09/2006	AD 31/07/06--------- £ SI 481837297@.371794= 179144216 £ IC 180587175/359731391
	288b	31/08/2006	DIRECTOR RESIGNED
	288b	22/08/2006	SECRETARY RESIGNED
	288a	14/08/2006	DIRECTOR APPOINTED
	288b	17/08/2006	DIRECTOR RESIGNED
	288a	14/08/2006	DIRECTOR APPOINTED
	288a	14/08/2006	DIRECTOR APPOINTED
	288a	14/08/2006	DIRECTOR APPOINTED
	288a	14/08/2006	DIRECTOR APPOINTED
	288a	14/08/2006	DIRECTOR APPOINTED
	288a	14/08/2006	DIRECTOR APPOINTED
	288a	11/08/2006	DIRECTOR APPOINTED
	288a	11/08/2006	SECRETARY APPOINTED
	RES09	14/08/2006	ALTER ARTICLES 20/07/06; DISAPP PRE-EMPT RIGHTS 20/07/06; AUTH ALLOT OF SECURITY 20/07/06; MAX 48571000
	287	08/08/2006	REGISTERED OFFICE CHANGED ON 08/08/06 FROM: 1 THANE ROAD WEST NOTTINGHAM NG2 3AA
	MEM/ARTS	31/07/2006	MEMORANDUM OF ASSOCIATION ARTICLES OF ASSOCIATION
	123	31/07/2006	NC INC ALREADY ADJUSTED 04/07/06
	RES01	31/07/2006	RE SCHEME /RE DIRS 04/07/06; AUTH ALLOT OF SECURITY 04/07/06; REDUCE ISSUED CAPITAL 04/07/06; £ NC; ALTER ARTICLES 04/07/06
	CERTNM	31/07/2006	COMPANY NAME CHANGED BOOTS GROUP PLC CERTIFICATE ISSUED ON 31/07/06; RESOLUTION PASSED ON 04/07/06
	288b	31/07/2006	DIRECTOR RESIGNED
	363a	13/07/2006	RETURN MADE UP TO 31/05/06; BULK LIST AVAILABLE SEPARATELY

SEC MAIL RECEIVED PROCESSING
NOV 13 2006
WASH. D.C. 186 SECTION

		353a	28/06/2006	LOCATION OF REGISTER OF MEMBERS (NON-LEGIBLE)
		MEM/ARTS	24/03/2006	MEMORANDUM OF ASSOCIATION ARTICLES OF ASSOCIATION
		RES13	01/03/2006	APPROVE CIRCULAR 20/10/05
		122	01/03/2006	CONSO S-DIV 13/02/06
		AA	13/02/2006	INTERIM ACCOUNTS MADE UP TO 31/01/06
		88(2)R	07/02/2006	AD 31/01/06--------- £ SI 26@.25=6 £ IC 180587169/180587175
		288c	08/12/2005	DIRECTOR'S PARTICULARS CHANGED
		288a	25/10/2005	DIRECTOR APPOINTED
		353a	04/10/2005	LOCATION OF REGISTER OF MEMBERS (NON-LEGIBLE)
		288b	04/10/2005	DIRECTOR RESIGNED
		AA	01/08/2005	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 31/03/05
		RES09	29/07/2005	DISAPP PRE-EMPT RIGHTS 21/07/05; AUTH ALLOT OF SECURITY 21/07/05 ; 72,200,000 ORD
		RES09	29/07/2005	72,200,000 ORD 21/07/05
		169	15/07/2005	£ IC 180592896/180487168 20/05/05 £ SR 422915@.25=105728
		169	15/07/2005	£ IC 180780396/180592896 17/05/05 £ SR 750000@.25=187500
		169	15/07/2005	£ IC 181055396/180780396 12/05/05 £ SR 1100000@.25=275000
		169	15/07/2005	£ IC 181330396/181055396 09/05/05 £ SR 1100000@.25=275000
		169	15/07/2005	£ IC 181655396/181330396 04/05/05 £ SR 1300000@.25=325000
		169	15/07/2005	£ IC 181900396/181655396 28/04/05 £ SR 980000@.25=245000
		363a	10/08/2005	RETURN MADE UP TO 31/05/05; BULK LIST AVAILABLE SEPARATELY
		288c	22/07/2005	DIRECTOR'S PARTICULARS CHANGED
		288c	30/06/2005	DIRECTOR'S PARTICULARS CHANGED
		288b	21/06/2005	DIRECTOR RESIGNED
		169	24/05/2005	£ IC 182125396/181900396 25/04/05 £ SR 900000@.25=225000
		169	24/05/2005	£ IC 182325396/182125396 20/04/05 £ SR 800000@.25=200000
		169	24/05/2005	£ IC 182512896/182325396 15/04/05 £ SR 750000@.25=187500
		169	24/05/2005	£ IC 182755396/182512896 31/03/05 £ SR 970000@.25=242500
		288c	06/05/2005	DIRECTOR'S PARTICULARS CHANGED



No. 4452715


SEC MAIL
PROCESSING
RECEIVED
NOV 13 2006
WASH, D.C.
186
SECTION

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

ALLIANCE BOOTS PLC

Memorandum

AND

Articles of Association

Reprint with all current amendments
as at 31st July 2006


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION
ON CHANGE OF NAME

Company No. 4452715

The Registrar of Companies for England and Wales hereby certifies that

BOOTS GROUP PLC

having by special resolution changed its name, is now incorporated

under the name of

ALLIANCE BOOTS PLC

Given at Companies House, Cardiff, the 31st July 2006


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES
CH

THE OFFICIAL SEAL OF THE
REGISTRAR OF COMPANIES


CH
Companies House
— for the record —


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 4452715

The Registrar of Companies for England and Wales hereby certifies that

HALFORDS GROUP PLC

having by special resolution changed its name, is now incorporated

under the name of

BOOTS GROUP PLC

Given at Companies House, Cardiff, the 11th October 2002


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES
CH

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES


CH
Companies House
for the record

HC006A


DIEU ET MON DROIT

CERTIFICATE THAT A PUBLIC COMPANY IS ENTITLED TO DO BUSINESS AND BORROW

Company No. 4452715

I hereby certify that the provisions of section 117(1) of the Companies Act 1985 have been complied with in relation to

HALFORDS GROUP PLC

and that the company is entitled to do business and borrow.

Given at Companies House, Cardiff, the 12th June 2002

TONY BHAMBHRA

For The Registrar Of Companies



COMPANIES HOUSE


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION OF A PUBLIC LIMITED COMPANY

Company No. 4452715

The Registrar of Companies for England and Wales hereby certifies that

HALFORDS GROUP PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 31st May 2002

For The Registrar Of Companies



COMPANIES HOUSE

THE COMPANIES ACTS 1985 AND 1989

COMPANY LIMITED BY SHARES

Special and Ordinary Resolutions of

BOOTS GROUP PLC

At the Annual General Meeting of Boots Group PLC duly convened and held at The Albert Hall, North Circus Street, off Derby Road, Nottingham, NG1 5AA, on Thursday, 20th July 2006, the subjoined resolutions were duly passed of which resolution numbered 1 was passed as an Ordinary Resolution and resolution numbered 2 and resolution numbered 3 were passed as Special Resolutions

ORDINARY RESOLUTION

1 That in addition to any authority already existing under section 80 of the Companies Act 1985 (the Act), the board be and is hereby generally and unconditionally authorised to exercise all powers of the company to allot relevant securities within the meaning of section 80 of the Act up to an aggregate nominal amount of £60.1 million or, if the proposed merger with Alliance Unichem Plc becomes effective, £119.9 million provided that this authority shall expire at the conclusion of the next annual general meeting of the company to be held after the passing of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTION

2 That the board be and it is hereby empowered pursuant to section 95 of the Companies Act 1985 (the Act) to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred by the previous resolution and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Act as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment:

(i) of equity securities in connection with a rights issue in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interest of all such ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them provided that the board may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount not exceeding £9.0 million or if the proposed merger with Alliance Unichem Plc becomes effective, £17.9 million.

and shall expire at the conclusion of the next annual general meeting of the company to be held after the passing of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

SPECIAL RESOLUTION

3 That, subject to the company's articles of association and section 166 of the Companies Act 1985 (the Act) the company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of that Act) of its own ordinary shares on such terms and in such manner as the directors of the company shall determine, provided that:

(i) the maximum aggregate number of ordinary shares hereby authorised to be acquired is 48,571,000 or, if the proposed merger with Alliance Unichem Plc becomes effective, 96,756,000:

(ii) the maximum price which may be paid for each ordinary share is not more than the higher of 5% above the average of the closing mid-market prices for the ordinary shares of the company (derived from the London Stock Exchange Daily Official List) for the five business days prior to the date the purchase is made and that stipulated by Article 5(1) of the Buy-Back and Stabilisation Regulation, and the minimum price per ordinary share is the nominal value thereof in each case exclusive of any expenses payable by the company: and

(iii) the authority hereby given shall expire at the conclusion of the next annual general meeting of the company save that the company may make a purchase of ordinary shares after expiry of such authority in execution of a contract of purchase that was made under and before the expiry of such authority.

M J OLIVER
Secretary

Registered No. 4452715

MEMORANDUM OF ASSOCIATION

OF

ALLIANCE BOOTS PLC

---

1. **Name**

The name of the company is "ALLIANCE BOOTS PLC".

2. **Type of Company**

The company is to be a public company.

3. **Registered Office**

The company's registered office is to be situated in England and Wales.

4. **Objects**

The objects for which the company is established are:-

(A) To carry on business as a general commercial company and to carry on any trade or business whatsoever.

(B) To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

(C) To provide services of all descriptions.

(D) To lend money and grant or provide credit and financial accommodation to any person and to deposit money with any person.

(E) To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.

(F) To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

(G) To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

(H) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

(I) To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(J) To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

(K) To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

(L) To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

(M) To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

(N) To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

(O) To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

(P) To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

(Q) To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

(R) To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(S) To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

(T) To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

(U) In this clause **"company"**, except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, **"person"** shall include any company as well as any other legal or natural person, **"securities"** shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, **"and"** and **"or"** shall mean **"and/or"** where the context so permits, **"other"** and **"otherwise"** shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

5. Liability of Members

The liability of the members is limited.

6. Share Capital

The company's share capital is £100,000 divided into 50,000 Ordinary Shares of £1 each and 50,000 Preference Shares of £1 each, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

NOTES

The capital of the Company as at 31st July 2006 is £479,148,237 divided into 1,288,743,534 Ordinary Shares of 37 $^{7}/_{39}$ pence each, having been altered as follows

On 28th July 2006, the share capital of the Company was increased to £479,148,237 by the creation of an additional 481,847,028 Ordinary Shares of 37 $^{7}/_{39}$ pence each.

On 13th February 2006, the share capital of the company was decreased from £300,000,000 divided into 1,200,000,000 ordinary shares of 25p each (by way of consolidation and subdivision) to £299,999,983 divided into 806,896,506 Ordinary Shares of 37 $^{7}/_{39}$ p each. As part of the consolidation, 40 shares of 37 $^{7}/_{39}$ p each and the fraction of a share of 37 $^{7}/_{39}$ p, arising from the subdivision, were cancelled.

On 31st October 2002,

a) each of the 50,000 Ordinary Shares of £1 was subdivided into 4 Ordinary Shares of 25p;

b) each of the 50,000 Preference Shares were re-designated as an Ordinary Share and each of the resulting Ordinary Shares was sub-divided into 4 Ordinary Shares of 25p; and,

c) the authorised share capital was increased from £100,000 divided into 400,000 Ordinary Shares of 25p each to £300,000,000 divided into 1,200,000,000 Ordinary Shares of 25p each by the creation of an additional 1,199,600,000 Ordinary Shares of 25p each.

We, the subscribers of this memorandum of association, wish to be formed into a company pursuant to this memorandum; and we agree to take the number of shares shown opposite

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber
For and on behalf of TRUCIDATOR NOMINEES LIMITED 2 Lambs Passage, EC1Y 8BB Director	One Ordinary Share
For and on behalf of TREXCO LIMITED 2 Lambs Passage, EC1Y 8BB Director	One Ordinary Share

DATED the 22nd day of May 2002

WITNESS to the above Signatures:-

Stuart MacLean
One Bunhill Row
London EC1Y 8YY

ARTICLES OF ASSOCIATION

of

Alliance Boots plc

(Articles adopted on 31st October, 2002, as amended by special resolutions passed on 4th July 2006 and 20th July 2006)

INTERPRETATION

1. No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company. Exclusion of Table A

2. In these articles unless the context otherwise requires:- Definitions

"address" means the same as in the Companies Act and, in relation to electronic communications may include any number or address used for the purposes of such communication;

"these articles" means these articles of association as altered from time to time and the expression **"this article"** shall be construed accordingly;

"the auditors" means the auditors from time to time of the company or, in the case of joint auditors, any one of them;

"the board" means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

"certificated share" means a share which is not an uncertificated share;

"clear days" in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

"the Companies Acts" means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;

"**electronic communication**" shall have the same meaning in these articles as that which is defined in any act which amends the Companies Acts to that effect;.

"**the holder**" in relation to any shares means the member whose name is entered in the register as the holder of those shares;

"**the Listing Rules**" means the rules which are made from time to time by the relevant competent body for the purposes of the regulation of the official listing of the company's securities;

"**member**" means a member of the company;

"**the office**" means the registered office of the company;

"**paid up**" means paid up or credited as paid up;

"**participating class**" means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system;

"**person entitled by transmission**" means a person whose entitlement to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

"**the register**" means the register of members of the company;

"**seal**" means any common or official seal that the company may be permitted to have under the Companies Acts;

"**the secretary**" means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

"**uncertificated share**" means a share of a class which is at the relevant time a participating class title to which is recorded on the register as being held in uncertificated form;

"**the Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations;

"**United Kingdom**" means Great Britain and Northern Ireland;

references to a document being **executed** include references to its being executed under hand or under seal or by any other method;

references to **writing** include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear the same meaning in these articles or that part (as the case may be) save that the word **"company"** shall include any body corporate; and

references to a **meeting** shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings and **notes** are included only for convenience and shall not affect meaning.

3. (A) Subject to the Companies Act where for any purpose an ordinary resolution of the company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

Form of Resolution

(B) A resolution in writing or by means of electronic communication signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form which may, if the board in its absolute discretion decides, be in writing or by means of electronic communication each executed by or on behalf of one or more of the members.

SHARE CAPITAL

4. The authorised share capital of the company at the date of adoption of this article is £300,000,000 divided into 1,200,000,000 ordinary shares of 25 pence each.

Authorised Share Capital

5. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide.

Rights Attached to Shares

Redeemable Shares	6.	Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.
Purchase of Own Shares	7.	Subject to the provisions of the Companies Acts and to any rights conferred on the holders of shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.
Variation of Rights	8.	Subject to the provisions of the Companies Acts, all or any of the rights attached to any class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall mutatis mutandis apply to any such separate general meeting, but so that the necessary quorum shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class, that every holder of shares of the class present in person or by proxy shall be entitled on a poll to one vote for every share of the class held by him (subject to any rights or restrictions attached to any class of shares) and that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of the holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum.
Pari Passu Issues	9.	The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.
Unissued Shares	10.	Subject to the provisions of the Companies Acts and these articles, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.

11. The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts.

Payment of Commission

12. Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share other than an absolute right to the whole of the share in the holder.

Trusts Not Recognised

CERTIFICATES

13. Every person (except a stock exchange nominee in respect of which the company is not by law required to complete and have ready for delivery a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Companies Acts (or, if earlier, within any prescribed time limit or within a time specified when the shares were issued) one certificate for all those shares of any one class. In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member (except such a nominee) who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge.

Right to Share Certificates

14. If a share certificate is defaced, worn out, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional out-of-pocket expenses of the company in investigating the evidence and preparing the indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company.

Replacement of Share Certificates

15. Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or may be printed on them or that the certificates need not be signed by any person.

Sealing of Share Certificates

Uncertificated Shares

16. (A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

LIEN

17. The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

Company's Lien on Shares Not Fully Paid

18. The company may sell, in such manner as the board may decide, any shares on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after a notice in writing has been served on the holder of the shares, demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the shares sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale.

Enforcing Lien by Sale

19. The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale.

Application of Proceeds of Sale

CALLS ON SHARES

20. Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least fourteen clear days' notice in writing, including by means of electronic communication, specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be revoked or postponed as the board may decide. A person upon whom a call is made shall remain liable for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Calls

Payment of Calls	21.	A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.
Liability of Joint Holders	22.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.
Interest Due on Non-Payment	23.	If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 20 per cent. per annum, as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty to waive payment of the interest or expenses wholly or in part.
Sums Due on Allotment Treated as Calls	24.	Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.
Power to Differentiate	25.	Subject to the terms of issue, the board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.
Payment of Calls in Advance	26.	The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 20 per cent. per annum, as the board may decide.

FORFEITURE OF SHARES

Notice if Call or Instalment Not Paid	27.	If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment.
Form of Notice	28.	The notice shall name a further day (not being less than fourteen clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and

shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include the surrender.

29. If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

Forfeiture for Non-Compliance with Notice

30. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice.

Notice after Forfeiture

31. Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal and may register the transferee as the holder of the share. At any time before a sale, re-allotment or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

Sale of Forfeited Sales

32. A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the rate of 20 per cent. per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Arrears to be Paid Notwithstanding Forfeitures

33. A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it

Statutory Declaration as to Forfeiture

as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal.

TRANSFER OF SHARES

Form of Transfer

34. (A) Subject to such of the restrictions of these articles as may be applicable:-

    (i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

    (ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

    (B) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

Execution of Transfer

35. The instrument of transfer of a certificated share (if an instrument of transfer is required) shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the company.

Rights to Decline Registration of Partly Paid Shares

36. The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

Other Rights to Decline Registration

37. (A) Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B) The board may also decline to register any transfer (if an instrument of transfer is required) of a certificated share unless:-

(i) the instrument of transfer is lodged with the company accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(ii) the instrument of transfer is in respect of only one class of share; and

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

38. If the board declines to register an instrument of transfer of a share it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal. — Notice of Refusal

39. No fee shall be charged by the company for registering any transfer, or other document relating to or affecting the title to any share or for making any other entry in the register. — No Fee for Registration

40. The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares by instructing such person as the company may deem appropriate to sell them at the best price reasonably obtainable at the time of sale if:- — Untraced Shareholders

(a) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(c) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(d) the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

"the qualifying period" means the period of twelve years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (d) above or of the first of the two advertisements to be published if they are published on different dates; and

"the relevant period" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (d) above have been satisfied.

If, after the publication of either or both of the advertisements referred to in sub-paragraph (d) above but before the company has become entitled to sell the shares pursuant to this paragraph of this article, the requirements of sub-paragraph (b) or (c) above cease to be satisfied, the company may nevertheless sell those shares after the requirements of sub-paragraphs (a) to (d) above have been satisfied afresh in relation to them.

If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (b) to (d) above have been satisfied in regard to the further shares, the company may also sell the further shares.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No

trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

TRANSMISSION OF SHARES

41. If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

Transmission on Death

42. Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

Entry of Transmission in Register

43. Any person entitled by transmission to a certificated share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the company to that effect. If he elects to have another person registered, he shall transfer title to the share to that person. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within sixty days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with. All the provisions of these articles relating to the transfer of, and registration of transfers of, certificated shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

Election of Person Entitled by Transmission

44. Where a person becomes entitled by transmission to a certificated share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to attend or vote at any

Rights of Person Entitled by Transmission

general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings.

ALTERATION OF SHARE CAPITAL

Increase, Consolidation, Sub-Division and Cancellation

45. The company may from time to time by ordinary resolution:-

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others provided that none of the shares resulting from the sub-division may have any right, preference or advantage not attached to the shares immediately prior to their sub-division; and

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Fractions

46. (A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit and in particular may sell the shares representing the fractions to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale. The company may retain the net proceeds of sale of shares representing fractions where the individual amount of net proceeds to which any member is entitled is less than £3.00.

(B) Subject to the Companies Acts, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

47. Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

Reduction of Capital

GENERAL MEETINGS

48. Any general meeting of the company other than an annual general meeting shall be called an extraordinary general meeting.

Extraordinary General Meetings

49. The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Annual General Meetings

50. The board may convene an extraordinary general meeting whenever it thinks fit.

Convening of Extraordinary General Meetings

51. The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares.

Separate General Meetings

NOTICE OF GENERAL MEETINGS

52. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a director shall be called by not less than twenty-one clear days' notice in writing. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts.

Length of Notice

Notwithstanding that a meeting of the company is called by shorter notice than that specified in this article, it shall be deemed to have been properly called if it is so agreed:-

(a) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

Omission or Non-Receipt of Notice

53. The accidental omission to give any notice of a meeting including any in the form of electronic communication (in cases where appointments of proxy are sent out with the notice including any in the form of electronic communication) or the accidental omission to send an appointment of proxy to, or the non-receipt of either or both by, any person entitled to receive the notice shall not invalidate the proceedings at that meeting.

Postponement of General Meetings

54. If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these articles not less than 48 hours before the time appointed for holding the rearranged meeting. The board may also postpone or move the rearranged meeting under this article.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

55. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman. Save as otherwise provided by these articles, three members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

56. If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting shall stand adjourned to such other day (being not less than ten nor more than twenty-eight days later) and at such other time or place as the chairman of the meeting may decide and at such adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum. The company shall give not less than seven clear days' notice in writing of any meeting adjourned through want of a quorum and the notice shall state that one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Procedure if Quorum Not Present

57. In the case of any general meeting the board may, notwithstanding the specification in the notice of the place of the general meeting (the **"Principal Place"**) at which the chairman of the meeting shall preside, make arrangements for simultaneous attendance and participation at other places by members and proxies entitled to attend the general meeting but excluded from the Principal Place under the provisions of this and/or the following two articles.

Arrangements for Simultaneous Attendance

58. Such arrangements for simultaneous attendance at the meeting may include arrangements regarding the level of attendance as aforesaid at the other places provided that they shall operate so that any members and proxies excluded from attendance at the Principal Place are able to attend at one of the other places. For the purpose of all other provisions of these articles any such meeting shall be treated as being held and taking place at the Principal Place.

Arrangements Regarding Level of Attendance

59. The board may, for the purpose of facilitating the organisation and administration of any general meeting to which such arrangements apply, from time to time make arrangements, whether involving the issue of tickets (on a basis intended to afford to all members and proxies entitled to attend the meeting an equal opportunity of being admitted to the Principal Place) or the imposition of some random means of selection or otherwise as it shall in its absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new arrangements in their place and the entitlement of any member or proxy to attend a general meeting at the Principal Place shall be subject to such arrangements as may from time to time be in force whether stated in the notice of the meeting to apply to that meeting or notified to the members concerned subsequent to the provision of the notice of the meeting.

Selection for Attendance

Security Arrangements

60. The board may direct that members or proxies wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, refuse entry to, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

Chairman of General Meeting

61. The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman.

Orderly Conduct

62. The chairman shall take such action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting and the chairman's decision, made in good faith on matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination, acting in good faith, as to whether any point or matter is of such a nature.

Director's Right to Attend and Speak

63. Each director shall be entitled to attend and speak at any general meeting of the company. Any proxy appointed by a member shall also be entitled to speak at any general meeting of the company. The chairman may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

Adjournments

64. The chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time or place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting

except business which might properly have been transacted at the meeting had the adjournment not taken place.

65. When a meeting is adjourned for three months or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

Notice of Adjournment

AMENDMENTS

66. In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or the chairman in his absolute discretion decides that it may be considered or voted upon.

Amendments to Resolutions

67. If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

Amendments Ruled Out of Order

VOTING

68. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is properly demanded. Subject to the Companies Acts, a poll may be demanded by:-

Method of Voting

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy and entitled to vote; or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

Procedure if Poll Demanded

69. If a poll is properly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers who need not be members. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When Poll to be Taken

70. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than thirty days after the date of the demand) and at such time and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

Continuance of Other Business after Poll Demand

71. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

Votes on a Poll

72. Votes may be given either personally or by proxy. If a member appoints more than one proxy, he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise.

Casting Vote of Chairman

73. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman shall be entitled to an additional or casting vote.

Votes of Members

74. Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who is present in person shall have one vote, and every proxy appointed by a member and present at a general meeting of the company (other than the chairman of the meeting) shall have one vote. A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member. On a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

75. In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

Votes of Joint Holders

76. A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll by any person authorised in such circumstances to do so on his behalf and that person may vote on a poll by proxy, provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote has been delivered at the office (or at such other place as may be specified in accordance with these articles for the delivery of instruments appointing a proxy) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at that meeting or on the holding of that poll.

Voting on Behalf of Incapable Member

77. No member shall, unless the board otherwise decides, be entitled to vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company unless all calls or other sums presently payable by him in respect of shares have been paid.

No Right to Vote where Sums Overdue on Shares

78. If:-

Objections or Errors in Voting

(a) any objection shall be raised to the qualification of any voter, or

(b) any votes have been counted which ought not to have been counted or which might have been rejected, or

(c) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

PROXIES

Execution of Proxies

79. The appointment of a proxy shall be in writing signed by the appointor or his attorney authorised in writing or, if the appointor is a corporation, either under its seal or signed by an officer, attorney or other person authorised to sign it. An appointment of proxy may be sent by electronic communication and shall be treated as delivered at the time of receipt at the office (or such other place as may be specified in the notice convening the meeting or in any notice of an adjournment or, in either case, in the accompanying document).

Delivery of Proxies

80. The appointment of a proxy must:

(i) in the case of an appointment in writing which is not an electronic communication, be delivered at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(ii) in the case of an appointment contained in an electronic communication, be received at an address in the United Kingdom specified in the notice convening the meeting or in any form of proxy sent out, or invitation contained in an electronic communication to appoint a proxy issued by the company in relation to the meeting not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be delivered to the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, must be delivered or received as aforesaid not less than twenty-four hours before the time appointed for the taking of the poll and in default the appointment of proxy shall not be treated as valid.

When two or more valid but differing appointments of a proxy are executed in respect of the same share for use at the same meeting, the one which is last executed shall be treated as replacing and revoking the others as regards that share; if the company is unable to determine which was last executed, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

81. No instrument appointing a proxy shall be valid after twelve months have elapsed from the date named in it as the date of its execution. *Maximum Validity of Proxy*

82. Appointments of proxy, including any in the form of electronic communication, shall be in any usual form or in such other form as the board may approve. The appointment of a proxy, including any in the form of electronic communication, shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The appointment of a proxy, including any in the form of electronic communication shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates. *Form of Proxy*

83. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or authority under which it was executed, or the transfer of the share in respect of which the instrument of proxy is given provided that no notice in writing of such death, insanity, revocation or transfer shall have been received by the company at the office (or such other place in the United Kingdom as was specified for the delivery of instruments of proxy in the notice convening the meeting or other accompanying document) before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used. *Cancellation of Proxy's Authority*

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

84. Unless otherwise determined by ordinary resolution of the company, the directors (disregarding alternate directors) shall be not less than three nor more than twenty in number. *Number of Directors*

Age of Directors	85.	No person shall be disqualified from being appointed by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of seventy years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.
Directors' Shareholding Qualification	86.	No shareholding qualification for directors shall be required.
Power of Company to Elect Directors	87.	Subject to the provisions of these articles, the company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.
Power of Board to Appoint Directors	88.	Without prejudice to the power of the company in general meeting pursuant to any of the provisions of these articles to appoint any person to be a director, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall hold office only until the next following annual general meeting but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.
Number to Retire by Rotation	89.	At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or any multiple of three, then the number nearest to and less than one-third shall retire from office but, if there are fewer than three directors who are subject to retirement by rotation, they shall retire.
Identity of Directors to Retire	90.	Subject to the provisions of the Companies Acts and these articles, the directors to retire by rotation on each occasion, shall be those who have been longest in office since their last appointment or re-appointment but, as between persons who became or were last re-appointed directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. The

directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the start of business on the date of the notice convening the annual general meeting and no director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting. In addition, any director who would not otherwise be required to retire shall retire by rotation at the third annual general meeting after his last appointment or re-appointment.

91. Subject to the provisions of these articles, the company at the meeting at which a director retires by rotation may fill the vacated office and in default the retiring director shall, if willing to continue to act, be deemed to have been re-appointed, unless at such meeting it is expressly resolved not to fill the vacated office or unless a resolution for the re-appointment of that director has been put to the meeting and lost.

Filling Rotation Vacancies

92. In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. Any person so appointed shall be treated, for the purpose of determining the time at which he or any other director is to retire, as if he had become a director on the day on which the person in whose place he is appointed was last appointed or re-appointed as director.

Power of Removal by Special Resolution

93. No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be appointed or re-appointed a director at any general meeting unless:-

Persons Eligible as Directors

(i) he is recommended by the board; or

(ii) not less than seven nor more than forty-two days before the day appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for appointment or re-appointment together with notice executed by that person of his willingness to be appointed or re-appointed.

94. A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be re-appointed. If he is not re-appointed or deemed to be re-appointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

Position of Retiring Directors

Vacation of Office by Directors

95. Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated:-

(a) if he resigns his office by notice in writing delivered to the office or tendered at a meeting of the board; or

(b) if he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health and the board resolves that his office is vacated; or

(c) if he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated; or

(d) if he becomes bankrupt or compounds with his creditors generally; or

(e) if he is prohibited by law from being a director; or

(f) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles; or

(g) if by notice in writing delivered to the office or tendered at a meeting of the board, his resignation is requested by all of the other directors and all of the other directors are not less than three in number.

Alternate Directors

96. (A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing executed by the appointor and delivered to the office or tendered at a meeting of the board, or in any other manner approved by the board. If this appointor so requests an alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. He shall also be entitled to attend and vote as a

director at any such meeting at which the director appointing him is not personally present and at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a director and for the purposes of the proceedings at the meeting the provisions of these articles shall apply as if he were a director.

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director but shall not be entitled to receive from the company any fee in his capacity as an alternate director.

(C) Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director. Execution by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as execution by his appointor.

(D) An alternate director shall automatically cease to be an alternate director if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is re-appointed or deemed to be re-appointed at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired.

(E) In this article references to "in writing" include the use of electronic communications subject to such terms and conditions as the board may decide.

97. The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company (including that of managing director) for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company

Executive Directors

or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

FEES, REMUNERATION, EXPENSES AND PENSIONS

Directors' Fees

98. Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

Additional Remuneration

99. Any director who goes or resides abroad for any purposes of the company or who performs services which in the opinion of the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

Expenses

100. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director.

Pensions and Gratuities for Directors

101. The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, connections or dependants of, any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive or other office or place of profit under, the company or any body corporate which is or has been its subsidiary or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

DIRECTORS' INTERESTS

102. (A) Subject to the provisions of the Companies Acts and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

Permitted Interests and Voting

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director of the company may be or become a director or other officer of, or otherwise interested in, any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in the other company. The board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) the subscription or purchase by him of shares, debentures or other securities of the company pursuant to an offer or invitation to members or debenture holders of the company, or any class of them, to the public or any section of the public;

(iv) the underwriting by him of any shares, debentures or other securities of the company or any of its subsidiaries;

(v) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(vi) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vii) any contract concerning the adoption, modification or operation of a pension fund, or retirement, death or disability benefits scheme which relates both to directors and employees of the company or of any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(viii) any contract which relates to an arrangement for the benefit of employees of the company or of any of its subsidiaries, including but without being limited to an employee's share scheme which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(ix) any contract for the purchase or maintenance for any director or directors of insurance against any liability.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he is, (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company. For the purpose of this paragraph of this article there shall be disregarded any shares held by the director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which his interest is in reversion or remainder if and so long as some other person is entitled to receive the income of the trust and any shares comprised in an authorised unit trust scheme in which he is interested only as a unit holder.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

POWERS AND DUTIES OF THE BOARD

103. Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association or these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

General Powers of Company Vested in Board

104. (A) Subject as hereinafter provided the board may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

Borrowing Powers

(B) The board shall procure (but as regards subsidiaries of the company only in so far as the exercise of voting and other rights or powers of control exercisable by the company in relation to its subsidiaries it can procure) that the aggregate principal amount (including any fixed premium payable on final repayment) may from time to time remain undischarged of all moneys borrowed or secured by the company and/or all its subsidiaries (excluding moneys borrowed by any of such companies from and from time to time owing to any other of them) shall not except with the sanction of the company in general meeting exceed an amount equal to four thousand million pounds.

(C) For the purposes of this article moneys borrowed shall be deemed to include:-

(i) the nominal amount of any issued debentures other than cash (as defined in Section 455 of the Act) notwithstanding that the same be issued in whole or in part for a consideration other than cash;

(ii) the nominal amount of any issued share capital and the principal amount of any moneys borrowed, the repayment whereof is guaranteed by the company or any of its subsidiaries (together in each case with any

fixed premium payable on final redemption or repayment) except so far as either (1) such share capital or the debt owing or in respect of such borrowed moneys is for the time being beneficially owned by the company or by any of its subsidiaries or (2) such borrowed moneys are otherwise taken into account as moneys borrowed by the company or any of its subsidiaries.

(D) No lender or other person dealing with the company shall be concerned to see or enquire whether this limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the limit hereby imposed had been or would be thereby exceeded.

Local Boards

105. The board may establish local or divisional boards or agencies for managing any of the affairs of the company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this article may be made upon such terms and subject to such conditions as the board may decide and the board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.

Agents

106. The board may, by power of attorney or otherwise, appoint any person to be the agent or the company upon such terms (including terms as to remuneration) as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). The board may remove any person appointed under this article and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

107. The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

Delegation to Individual Directors

108. The company may exercise all the powers conferred by the Companies Acts with regard to having official seals and those powers shall be vested in the board.

Official Seals

109. Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place, and the board may make and vary such regulations as it may think fit respecting the keeping of the register.

Registers

110. The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

Provision for Employees

PROCEEDINGS OF THE BOARD

111. The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

Board Meetings

112. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing or given by electronic communication to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively.

Notice of Board Meetings

Quorum	113.	The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may, if otherwise a quorum of directors would not be present, continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects.
Directors below Minimum through Vacancies	114.	The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles the continuing directors or director notwithstanding that the number of directors is below the number fixed by or in accordance with these articles as the quorum or there is only one continuing director, may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose. If there are no directors or director able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.
Appointment of Chairman	115.	The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office. Unless he is unwilling to do so the chairman or failing him a deputy chairman shall act as chairman at every meeting of the board. But if no chairman or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the meeting and willing to act, the directors present may choose one of their number to be chairman of the meeting.
Competence of Meetings	116.	A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions from time to time vested in or exercisable by the board.
Voting	117.	Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.
Delegation to Committees	118.	(A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a director of the company or not) as it thinks fit, provided that the majority of the members of the committee are directors of the company. (B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board.

No meeting of any committee consisting of two or more members shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of those present are directors of the company. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

119. All or any of the members of the board or any committee of the board may participate in a meeting of the board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

Participation in Meetings by Telephone

120. A resolution executed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a quorum) or by all members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the board, or as the case may be, of the committee properly called and constituted. The resolution may be contained in one document or in several documents in like form which may be in writing or by means of electronic communication each executed by one or more of the directors or members of the committee concerned.

Resolution in Writing

121. All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified or had vacated office, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee.

Validity of Acts of Board or Committee

SEALS

Use of Seals

122. The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by such other person appointed by the board for the purpose, and any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person.

DIVIDENDS AND OTHER PAYMENTS

Declaration of Dividends by Company

123. Subject to the provisions of the Companies Acts, the company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Payment of Interim and Fixed Dividends by Board

124. Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of any shares conferring preferred rights for any loss they may suffer in consequence of the payment of an interim dividend on shares having non-preferred or deferred rights.

Calculation and Currency of Dividends

125. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(a) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; and

(c) dividends may be declared or paid in any currency.

The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of the conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid for the company or any other person to bear any costs involved.

126. The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company.

Amounts Due on Shares may be Deducted from Dividends

127. No dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company.

No Interest on Dividends

128. Any dividend or other sum payable by the company in respect of a share may be paid by cheque or warrant sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct, and the company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address.

Payment Procedure

129. The company may cease to send any cheque or warrant through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner

Uncashed Dividends

on those shares if in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or that means of payment has failed but, subject to the provisions of these articles the company may recommence sending cheques or warrants or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

Forfeiture of Unclaimed Dividends

130. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

Dividends Not in Cash

131. Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

Scrip Dividends

132. The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:-

(a) An ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this

purpose "relevant value" shall be calculated by reference to the average of the market value (as defined by the Listing Rules) of the company's ordinary shares on the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution;

(c) On or as soon as practicable after announcing that it is to declare or recommend any dividend, the board, if it intends to offer the right to receive ordinary shares in lieu of that dividend, shall also announce that intention;

(d) The basis of allotment shall be such that no member may receive a fraction of a share;

(e) The board shall not proceed with any such offer unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(f) The board may exclude from any offer any holders of ordinary shares where the board believes that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them;

(g) The dividend (or that part of the dividend in respect of which a right to receive ordinary shares has been offered) shall not be payable in cash on ordinary shares in respect of which an election has been made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis;

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(i) Unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election);

(j) The board may offer the right to receive ordinary shares in respect of any dividend that it is to declare or recommend, in such manner and following such procedures as it may determine and may from time to time establish or vary a procedure for election mandates, under which a holder of ordinary shares may elect in respect of future offers of rights to receive ordinary shares under this article until the election mandate is revoked in accordance with the procedure; and

(k) At any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted. Any such determination may be made before or after any election has been made by members in respect of the relevant dividend.

CAPITALISATION OF RESERVES

r to alise rves and s

133. The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts unpaid on any shares in the company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article, a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in

full unissued shares of the company. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution providing for the allotment to them respectively of any shares, debentures or other obligations of the company to which they are entitled on the capitalisation and the agreement shall be binding on those persons.

134. Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

Settlement of Difficulties in Distribution

RECORD DATES

135. Notwithstanding any other provision of these articles, the company or the board may fix any date as the record date for any dividend, distribution, offer, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, offer, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

Power to Choose Any Record Date

ACCOUNTING RECORDS AND SUMMARY FINANCIAL STATEMENTS

136. The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts.

Records to be Kept

137. No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, or authorised by the board or by ordinary resolution of the company.

Inspection of Records

138. The company may send a summary financial statement to members of the company instead of copies of its full accounts and report.

Summary Financial Statements

139. The company may send accounts and reports and summary financial statements, as the board in its absolute discretion may decide to members of the company by using electronic communications including publication on a web site or sites in accordance with the Companies Acts.

SERVICE OF NOTICES AND DOCUMENTS

Service of Notices

140. Any notice or document (including a share certificate) may be served on or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or, if the member is also an employee of the company or any of its subsidiaries by sending it to him through the company's or subsidiary's internal mail or by means of a relevant system or, by means of electronic communications (except for share certificates) to an address authorised by the member including publication on a web site or sites in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders. In the case of notices or other documents sent by means of electronic communication the company may make such arrangements for the security of any such communication as it thinks fit.

Record Date for Service

141. Any notice or document may be served, or delivered (or treated as served or delivered) by the company by reference to the register as it stands at any time not more than 15 days before the date of service, or delivery or at such other time as shall be necessary to give effect to article 135. No change in the register after that time shall invalidate that service, or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

Members Resident Abroad or on Branch Registers

142. Any member whose registered address is not within the United Kingdom and who gives to the company a postal address within the United Kingdom other than a number or address used for the purposes of electronic communication at which notices may be served upon him shall be entitled to have notices served upon him at that address, but unless he does do so, shall not be entitled to receive any notice from the company. Notwithstanding any agreement to the contrary, the company may determine not to use electronic communication for the service of any such notice or other document where, in the opinion of the company in its absolute discretion, to do so would infringe the laws of another country.

Service of Notice on Person Entitled by Transmission

143. Where a person is entitled by transmission to a share, any notice or other document shall be served upon or delivered to him, as if he were the holder of that share and his address noted in the register

were his registered address. A person who is entitled by transmission to a share, upon supplying the company with an address for the purposes of electronic communications for the service of notices may, at the absolute discretion of the board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share. In either case, such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claimants through or under him) in the share. Otherwise, any notice or other document served on or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served or delivered in respect of any share registered in the name of that member as sole or joint holder.

When Notice Deemed Served

144. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice sent through the company's or a subsidiary's internal postal system shall be deemed to have been given on the day following that on which the notice was despatched through that system, and the company's record of the despatch shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. Any notice or document not sent by post but left by the company at a registered address or at an address (other than an address for the purposes of electronic communications) notified to the company in accordance with these articles by a person who is entitled by transmission to a share shall be deemed to have been served or delivered on the day it was so left. Any notice served or delivered by the company by means of a relevant system shall be deemed to have been served or delivered when the company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice. Any notice or document sent by the company using electronic communications shall be deemed to have been received on the day following that on which it was sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given.

Notice When Post Not Available

145. If at any time by reason of the suspension or curtailment of postal services or electronic communication systems within the United Kingdom the company is unable effectively to convene a general meeting by notice sent through the post or notice given by means of electronic communications, a general meeting may be convened by a notice advertised in at least one newspaper with a national circulation. Notice published in this way shall be deemed to have been properly served on all affected members who are entitled to have notice of the meeting served upon them, on the day when the advertisement has appeared in at least one such paper. If at least six clear days prior to the meeting the posting of notices to addresses throughout the United Kingdom has again become practicable, the company shall send confirmatory copies of the notice by post to the persons entitled to receive them.

Notice Returned Undelivered

146. Subject to the provisions of the Companies Acts, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the company for the service of notices) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the services of notices). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment but nothing in this article shall entitle the company to cease sending any cheque or other instrument of payment for any dividend, unless it is also entitled under these articles to do so.

Suspension of Rights Where Non-Disclosure of Interest

147. (A) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares, the company may give the holder of those shares a further notice (a "restriction notice") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these articles, be subject to those relevant restrictions accordingly.

(B) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice

has been supplied, the company shall, within seven days, cancel the restriction notice. The company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(C) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(D) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(F) If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(G) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(H) In this article:

a sale is an **"arm's length sale"** if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and

shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the company by a member as being so interested or shown in any register or record kept by the company under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company, or of any class of such shares, in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

DESTRUCTION OF DOCUMENTS

Presumptions Where Documents Destroyed

148. If the company destroys:-

(i) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(ii) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(iii) any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(iv) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. Nothing contained in this article shall be construed as imposing upon the company any liability which, by reason only of the destruction of any document of the kind mentioned above before the relevant period

mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction of any document include references to its disposal in any manner.

WINDING UP

Distribution of Assets Otherwise Than in Cash

149. If the company commences liquidation, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by the Companies Acts:-

(i) divide among the members in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or different classes of members, or

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit

but no member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

Indemnity of Officers

150. Subject to the provisions of the Companies Acts, the company may indemnify any director or other officer against any liability and may purchase and maintain for any director or other officer insurance against any liability. Subject to those provisions, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the company shall be indemnified out of the assets of the company against any liability incurred by him as a director or other officer of the company, in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or he is acquitted or in connection with any application under the Companies Acts in which relief is granted to him by the court.

For the purposes of this article no person appointed or employed by the company as an auditor is an officer of the company.

CONTENTS

G

CHFP025

Please do not write in this margin

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

Pursuant to section 123 of the Companies Act 1985

SEC MAIL
RECEIVED
PROCESSING
NOV 13 2006
WASH., D.C.
186
SECTION

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4452715

Name of company

* BOOTS GROUP PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 4 JULY 2006 the nominal capital of the company has been increased by £ 179,148,958 beyond the registered capital of £ 299,999,279.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 26 JULY 2006

Presentor's name address and reference (if any) :

SLAUGHTER AND MAY
ONE BUNHILL ROW
LONDON EC1Y 8YY

For official Use
General Section

Post room

[redacted]

COMPANIES HOUSE 31/7/06


Alliance
Boots

Company Secretary's Dept
D90 West F20
Nottingham NG90 1BS
Tel: 0115 968 7094
Fax: 0115 968 7152
Sonia.Fennell@boots-plc.com

02 August 2006
D90/WF20/COMPSEC/SF

Registrar of Companies
Companies House
DX 33050
Cardiff

Dear Sirs

ALLIANCE BOOTS PLC 4452715

I enclose for filing ordinary and special resolutions passed at the Annual General Meeting of the company on 20th July 2006.

I should be grateful if you would acknowledge receipt by bar coding the enclosed copy of this letter and returning it to me in the envelope provided.

Yours faithfully

Sonia Fennell
Assistant Secretary

THE COMPANIES ACTS 1985 AND 1989

COMPANY LIMITED BY SHARES

Special and Ordinary Resolutions of

BOOTS GROUP PLC

At the Annual General Meeting of Boots Group PLC duly convened and held at The Albert Hall, North Circus Street, off Derby Road, Nottingham NG1 5AA, on Thursday, 20th July 2006, the subjoined resolutions were duly passed of which resolution numbered 1 was passed as an Ordinary Resolution and resolution numbered 2 and resolution numbered 3 were passed as Special Resolutions

ORDINARY RESOLUTION

1 That in addition to any authority already existing under section 80 of the Companies Act 1985 (the Act), the board be and is hereby generally and unconditionally authorised to exercise all powers of the company to allot relevant securities within the meaning of section 80 of the Act up to an aggregate nominal amount of £60.1 million or, if the proposed merger with Alliance Unichem Plc becomes effective, £119.9 million provided that this authority shall expire at the conclusion of the next annual general meeting of the company to be held after the passing of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTION

2 That the board be and it is hereby empowered pursuant to section 95 of the Companies Act 1985 (the Act) to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred by the previous resolution and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Act as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to the allotment:

(i) of equity securities in connection with a rights issue in favour of ordinary shareholders (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interest of all such ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them provided that the board may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount not exceeding £9.0 million or if the proposed merger with Alliance Unichem Plc becomes effective, £17.9 million.

and shall expire at the conclusion of the next annual general meeting of the company to be held after the passing of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

SPECIAL RESOLUTION

3 That, subject to the company's articles of association and section 166 of the Companies Act 1985 (the Act), the company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of Section 163(3) of that Act) of its own ordinary shares on such terms and in such manner as the directors of the company shall determine, provided that:

(i) the maximum aggregate number of ordinary shares hereby authorised to be acquired is 48,571,000 or, if the proposed merger with Alliance Unichem Plc becomes effective, 96,756,000;

(ii) the maximum price which may be paid for each ordinary share is not more than the higher of 5% above the average of the closing mid-market prices for the ordinary shares of the company (derived from the London Stock Exchange Daily Official List) for the five business days prior to the date the purchase is made and that stipulated by Article 5(1) of the Buy-Back and Stabilisation Regulation, and the minimum price per ordinary share is the nominal value thereof in each case exclusive of any expenses payable by the company; and

(iii) the authority hereby given shall expire at the conclusion of the next annual general meeting of the company save that the company may make a purchase of ordinary shares after expiry of such authority in execution of a contract of purchase that was made under and before the expiry of such authority.

M J OLIVER
Secretary

THE COMPANIES ACTS 1985 AND 1989

COMPANY LIMITED BY SHARES

Special and Ordinary Resolutions of

BOOTS GROUP PLC

At the Annual General Meeting of Boots Group PLC duly convened and held at The Albert Hall, North Circus Street, off Derby Road, Nottingham NG1 5AA, on Thursday, 20th July 2006, the subjoined resolution was duly passed as a Special Resolution

SPECIAL RESOLUTION

That the articles of association of the company be amended so that articles 63, 72 and 74 of the articles of association of the company read:

"63 Each director shall be entitled to attend and speak at any general meeting of the company. Any proxy appointed by a member shall also be entitled to speak at any general meeting of the company. The chairman may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

72 Votes may be given either personally or by proxy. If a member appoints more than one proxy he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise.

74 Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who is present in person shall have one vote and every proxy appointed by a member and present at a general meeting of the company (other than the chairman of the meeting) shall have one vote. A proxy shall not have more than one vote on a show of hands even if he is also a member or is a proxy for more than one member. On a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder."

M J OLIVER
Secretary


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 4452715

The Registrar of Companies for England and Wales hereby certifies that

BOOTS GROUP PLC

having by special resolution changed its name, is now incorporated under the name of

ALLIANCE BOOTS PLC

Given at Companies House, Cardiff, the 31st July 2006


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES
CH

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES


CH

Companies House

— for the record —



288b

Please complete in typescript, or in bold black capitals.
CHFP029

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4452715

Company Name in full Boots Group PLC

	Day	Month	Year
Date of termination of appointment	3 1	0 7	2 0 0 6

as director [ ] as secretary [✓] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Michael John

Surname: Oliver

†Date of Birth: Day | Month | Year

A serving director, secretary etc must sign the form below.

Signed Spennell (asst) **Date** 31-7-06

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sonia Fennell
Boots Group PLC, Group Headquarters, NOTTINGHAM, England, NG2 3AA
Tel
DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form May 2004



D90/COMP SEC/CAW
13 June 2006

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots.co.uk

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

Dear Sirs

- **Boots Group PLC : Company No. 4452715**

Please find enclosed the annual return 363a for the above named company together with the cheque for £30.00 and a disc containing the register of members.

I should be grateful if you would acknowledge receipt by bar coding the enclosed copy of this letter and returning it to me in the envelope provided.

Yours faithfully

Christine Wells

Christine Wells
Company Secretarial Assistant

Enc.


DSG DATACARE
SOFTWARE GROUP

363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 4452715

Company Name in full Boots Group PLC

Date of this return

The information in this return is made up to

Day Month Year
3 1 / 0 5 / 2 0 0 6

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year
3 1 / 0 5 / 2 0 0 7

Registered Office

Show here the address **at the date of this return.**

1 Thane Road West

*Any change of registered office **must** be notified on form 287.*

Post town: Nottingham

County / Region:

UK Postcode: N G 2 3 A A

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Suite Capita Registrars, Northern House

Woodsome Park, Fenay Bridge

Post town: Huddersfield

County/Region:

UK Postcode: HD8 0LA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County/Region:

UK Postcode:

Company type

Please tick the appropriate box

- Public limited company ✓
- Private company limited by shares ☐
- Private company limited by guarantee without share capital ☐
- Private company limited by shares exempt under section 30 ☐
- Private company limited by guarantee exempt under section 30 ☐
- Private unlimited company with share capital ☐
- Private unlimited company without share capital ☐

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: Mr

Forename(s): Michael John

Surname: Oliver

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ✓

Address ††

D90

1 Thane Road West

Post town: Nottingham

County/ Region:

UK Postcode: NG90 1BS

Country: England

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day Month Year): 0 6 / 0 8 / 1 9 6 2

Forename(s): Richard Andrew

Surname: Baker

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Address ††: ☑ D90

1 Thane Road West

Post town: Nottingham

County / Region:

UK Postcode: N G 9 0 1 B S

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day Month Year): 1 5 / 0 4 / 1 9 5 3

Forename(s): Paul

Surname: Bateman

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Address ††: ☑ D90

1 Thane Road West

Post town: Nottingham

County / Region:

UK Postcode: N G 9 0 1 B S

Country: England

Nationality: British

Business occupation: Executive Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mr

Date of Birth (Day / Month / Year): 25/04/1953

Forename(s): Guy Neville

Surname: Dawson

Address ††: ☑ Tricorn Partnership LLP

27 Knightsbridge

Post town: London

County / Region:

UK Postcode: SW1X 7YB

Country:

Nationality: British

Business occupation: Banker

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name

* Style / Title: Mr

Date of Birth (Day / Month / Year): 19/06/1955

Forename(s): Timothy Charles

Surname: Parker

Address ††: ☑ Kwik-Fit Group Limited

216 East Main Street

Post town: Broxburn

County / Region: West Lothian

UK Postcode: EH52 5AS

Country:

Nationality: British

Business occupation: Director

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Name * Style / Title: Ms

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day Month Year): 2 5 / 0 9 / 1 9 4 4

Forename(s): Helene

Surname: Ploix

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☑ **Address ††**: D90

1 Thane Road West

Post town: Nottingham

County / Region:

UK Postcode: N G 9 0 1 B S

Country: England

Nationality: French

Business occupation: President & CEO

* Voluntary details.

Name * Style / Title: Dr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day Month Year): 1 6 / 0 2 / 1 9 5 0

Forename(s): Martin Peter

Surname: Read

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address ††**: Wolversdene

Hoe Road

Post town: Bishops Waltham

County / Region: Hampshire

UK Postcode: S O 3 2 1 D U

Country:

Nationality: British

Business occupation: Group Chief Executive

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Sir

Date of Birth (Day Month Year): 3 1 / 1 2 / 1 9 4 6

Forename(s): Anthony Nigel Russell

Surname: Rudd

Address †† ☑: 1 Churchill Place

Post town: London

County / Region:

UK Postcode: E 1 4 5 H P

Country:

Nationality: British

Business occupation: Chartered Accountant

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

Name * Style / Title: Mr

Date of Birth (Day Month Year): 0 6 / 0 3 / 1 9 6 0

Forename(s): James Ramsay

Surname: Smart

Address †† ☑: D90

1 Thane Road West

Post town: Nottingham

County / Region:

UK Postcode: N G 9 0 1 B S

Country: England

Nationality: British

Business occupation: Accountant

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary shares of 37 7/39tl	485717232	£ 180,587,175.997634
Totals	485717232	£ 180,587,175.997634

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	✓

Certificate

I certify that the information given in this return is true to the best of my Knowledge and belief.

Signed [signature] **Date** 01/06/2006

† ~~a director~~ /secretary

† Please delete as appropriate.

if you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sonia Fennell

Boots Group PLC, Group Headquarters, NOTTINGHAM, England, NG2 3AA

Tel

DX number 712061 DX exchange BEESTON 2



List of past and present shareholders
Schedule to form 363a

CHFP029

Company Number 4452715

Company Name in full Boots Group PLC

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical or provide an index
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)*	
		Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

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Name/code: boots group plc

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Industry sector: General Retailers

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Time/Date	Code	Name	Headline
15:35 28-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:59 28-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:58 28-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:52 28-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:48 28-Jul-06	TTP	GoldmanSachs International	Rule 8.3- Boots Group
12:39 28-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
11:56 28-Jul-06	AUN	Alliance UniChem PLC	Merger Update
11:43 28-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
10:43 28-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
09:58 28-Jul-06		Silchester International Inv.Ld	Rule 8.3- BOOTS plc

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Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
Released ◯ Select
Date from ◉ 27 Jul 2006
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Time/Date	Code	Name	Headline
17:36 27-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure - Amendment
16:03 27-Jul-06	SDR	Schroders PLC	Rule 8.3- (Boots Group Plc)
15:10 27-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
14:36 27-Jul-06		Richard Baker	Rule 8.1- Boots Group PLC
14:35 27-Jul-06		Paul Bateman	Rule 8.1- Boots Group PLC
14:21 27-Jul-06	BOOT	Boots Group PLC	Director/PDMR Shareholding
12:43 27-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:40 27-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:08 27-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
12:02 27-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure

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Name/code: boots group plc
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Date from: 27 Jul 2006
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Time/Date	Code	Name	Headline
11:57 27-Jul-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group PLC
11:56 27-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
10:57 27-Jul-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
10:53 27-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
10:20 27-Jul-06		Legal & General Investment Mgmnt Ltd	Rule 8.3- Boots Group Plc

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Name/code: boots group plc

Index: FTSE 100

Industry sector: General Retailers

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Time/Date	Code	Name	Headline
17:11 26-Jul-06		Silchester International Inv.Ld	Rule 8.3- BOOTS plc
16:28 26-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:21 26-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
13:24 26-Jul-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group Plc
12:54 26-Jul-06	AUN	Alliance UniChem PLC	Merger Update
12:54 26-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:48 26-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:42 26-Jul-06		M&G Inv Management Ltd	Rule 8.3 [Boots Group Plc]
12:36 26-Jul-06	IRSH	Credit Suisse International	EPT Disclosure
12:36 26-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure

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Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
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Date from: 26 Jul 2006
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Your search returned 17 news announcements

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Time/Date	Code	Name	Headline
11:56 26-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
11:39 26-Jul-06		Goldman Sachs Asset Management LP	Rule 8.3 - Boots Group Plc
11:36 26-Jul-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
11:34 26-Jul-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
11:34 26-Jul-06		Goldman Sachs Asset Management Intl	Rule 8.3 - Boots Group Plc
11:27 26-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
11:01 26-Jul-06		Silchester International Inv.Ld	Rule 8.3- BOOTS plc

Page 2 of 2

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Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from ◉: 25 Jul 2006
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Your search returned 12 news announcements

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Time/Date	Code	Name	Headline
15:19 25-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:05 25-Jul-06	SDR	Schroders PLC	Rule 8.3- (Boots Group Plc)
13:56 25-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
13:35 25-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
13:32 25-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
13:15 25-Jul-06		M&G Inv.Management Ltd	Rule 8.3 - Boots Group Plc
12:52 25-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
12:06 25-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:00 25-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
11:14 25-Jul-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)

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Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
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Time/Date	Code	Name	Headline
11:05 25-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
07:00 25-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC

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Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
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Your search returned 10 news announcements

Time/Date	Code	Name	Headline
17:47 24-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure - Amendment
15:10 24-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:32 24-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:15 24-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:11 24-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
11:45 24-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:44 24-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:16 24-Jul-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)
11:11 24-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
10:43 24-Jul-06	TTP	Merrill Lynch International	EPT Disclosure

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Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
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Date from: 21 Jul 2006
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Your search returned 15 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
16:20 21-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
12:54 21-Jul-06	AV.	Aviva PLC	Rule 8.3- Boots Group PLC
12:53 21-Jul-06	AV.	Aviva PLC	Rule 8.3- Boots Group PLC
12:41 21-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:41 21-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:21 21-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:13 21-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
11:40 21-Jul-06		M&G Inv Management Ltd	Rule 8.3 - Boots Group Plc
11:22 21-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
11:19 21-Jul-06	BOOT	Boots Group PLC	Retirement of director

Page 1 of 2

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Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from: 21 Jul 2006
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Your search returned 15 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
11:07 21-Jul-06		Goldman Sachs Asset Management LP	Rule 8.3 - Boots Group Plc
11:04 21-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
10:44 21-Jul-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group PLC
10:42 21-Jul-06		Silchester International Inv.Ld	Rule 8.3- BOOTS PLC
10:33 21-Jul-06		Credit Suisse Asset Management Ltd	Rule 8.3- Boots Group PLC

Page 2 of 2

161

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Market news

Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

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Name/code: Boots Group plc

Index: FTSE 100

Industry sector: General Retailers

Headline type: Select

Released: Select

Date from: 20 Jul 2006

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Your search returned 13 news announcements

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Time/Date	Code	Name	Headline
16:22 20-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group Plc
14:47 20-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
13:36 20-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
13:25 20-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
13:03 20-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
13:01 20-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:57 20-Jul-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
12:54 20-Jul-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)
11:55 20-Jul-06	SDR	Schroders PLC	Rule 8.3- (Boots Group Plc)
11:45 20-Jul-06	TTP	Merrill Lynch International	EPT Disclosure

Page 1 of 2

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Market news provides comprehensive breaking news stories from a number of sources including all regulatory announcements, AFX UK Focus and RNS Reach. We also have a full two year archive of regulatory announcements – a valuable reference source.

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Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from: 20 Jul 2006
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Your search returned 13 news announcements

Page 1 of 2

Time/Date	Code	Name	Headline
16:22 20-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group Pl
14:47 20-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group Pl
13:36 20-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
13:25 20-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
13:03 20-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
13:01 20-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:57 20-Jul-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
12:54 20-Jul-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)
11:55 20-Jul-06	SDR	Schroders PLC	Rule 8.3- (Boots Group Plc)
11:45 20-Jul-06	TTP	Merrill Lynch International	EPT Disclosure

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Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from: 20 Jul 2006
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Your search returned 13 news announcements

Page 2 of 2

Time/Date	Code	Name	Headline
10:17 20-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
10:12 20-Jul-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group PLC
10:12 20-Jul-06		Silchester International Inv.Ld	Rule 8.3- BOOTS plc

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Name/code: Boots Group plc
Index: FTSE 100
Industry sector: General Retailers
Headline type: Select
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Date from: 19 Jul 2006
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Your search returned 11 news announcements

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Time/Date	Code	Name	Headline
15:10 19-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
12:34 19-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:30 19-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:28 19-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
12:13 19-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:03 19-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:01 19-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:00 19-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
11:04 19-Jul-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)
10:50 19-Jul-06	TTP	GoldmanSachs International	EPT Disclosure

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Name/code: Boots Group plc
Index: FTSE 100
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Date from: 19 Jul 2006
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Time/Date	Code	Name	Headline
09:56 19-Jul-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group PLC

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Name/code: Boots Group plc
Index: FTSE 100
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Date from: 18 Jul 2006
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Your search returned 15 news announcements

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Time/Date	Code	Name	Headline
12:20 18-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:03 18-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
11:58 18-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
10:54 18-Jul-06		Legal & General Investment Mgmnt Ld	Rule 8.3-Boots Group plc
10:23 18-Jul-06	BOOT	Boots Group PLC	Notice of AGM

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Name/code: Boots Group plc
Index: FTSE 100
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Date from: 18 Jul 2006
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Time/Date	Code	Name	Headline
16:33 18-Jul-06		Silchester International Inv.Ld	Rule 8.3- BOOTS plc
14:52 18-Jul-06		Goldman Sachs Asset Management Intl	Rule 8.3 - Boots Group Plc
14:51 18-Jul-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
14:43 18-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure - Amendment
14:34 18-Jul-06	SDR	Schroders PLC	Rule 8.3- (Boots Group Plc)
13:25 18-Jul-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group PLC
13:00 18-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:59 18-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:36 18-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:25 18-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure

Page 1 of 2

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Name/code: Boots Group plc
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Your search returned 11 news announcements

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Time/Date	Code	Name	Headline
17:54 17-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PL(
17:34 17-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure - Amendment
14:53 17-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group PL(
12:32 17-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:30 17-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:19 17-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:12 17-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
11:49 17-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
11:33 17-Jul-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc
11:33 17-Jul-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc

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Name/code	Boots Group plc
Index	FTSE 100
Industry sector	General Retailers
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11:20 17-Jul-06	TTP	GoldmanSachs International	EPT Disclosure	

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Name/code: boots group plc
Index: FTSE 100
Industry sector: General Retailers
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Date from: 14 Jul 2006
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Your search returned 14 news announcements

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Time/Date	Code	Name	Headline
18:06 14-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
14:02 14-Jul-06		Scott Wheway	Rule 8.1- (Boots Group PLC)
14:00 14-Jul-06		Richard Baker	Rule 8.1- (Boots Group PLC)
13:53 14-Jul-06		Scott Wheway	Rule 8.1- (Boots Group PLC)
13:48 14-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
13:26 14-Jul-06	BOOT	Boots Group PLC	Director/PDMR Shareholding
12:35 14-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:33 14-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:21 14-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:17 14-Jul-06	SDR	Schroders PLC	Rule 8.3- (Boots Group)

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10:54 14-Jul-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
10:53 14-Jul-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)
10:39 14-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
09:53 14-Jul-06		Silchester International Inv.Ld	Rule 8.3- Boots Plc

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Time/Date	Code	Name	Headline
13:17 13-Jul-06	AV.	Aviva PLC	Rule 8.3- Boots Group plc
13:10 13-Jul-06		M&G Inv Management Ltd	Rule 8.3 - Boots Group Plc
12:32 13-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure - Amendment
12:31 13-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure - Amendment
12:18 13-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:18 13-Jul-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:17 13-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:09 13-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:01 13-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
11:58 13-Jul-06	TTP	Merrill Lynch International	EPT Disclosure

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11:07 13-Jul-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
10:26 13-Jul-06	TTP	GoldmanSachs International	EPT Disclosure

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16:53 12-Jul-06		Richard Baker	Rule 8.1- (Boots Group PLC)
16:42 12-Jul-06	BOOT	Boots Group PLC	Director/PDMR Shareholding
15:05 12-Jul-06		Mondrian Investment Partners Ltd	Rule 8.3- Boots Group PLC
13:19 12-Jul-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)
13:11 12-Jul-06	TTP	GoldmanSachs International	EPT Disclosure - Amendment
13:11 12-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
12:38 12-Jul-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:17 12-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:15 12-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:04 12-Jul-06	TTP	Merrill Lynch International	EPT Disclosure

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15:09 11-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
13:02 11-Jul-06	TTP	GoldmanSachs International	EPT Disclosure - Amend
13:01 11-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
12:57 11-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:55 11-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
11:49 11-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
11:46 11-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
11:39 11-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure

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11:09 10-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
10:28 10-Jul-06		Legal & General Investment Mgmnt Ld	Rule.8.3- Boots Group plc

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16:07 10-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
15:29 10-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
12:49 10-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:46 10-Jul-06		Credit Suisse Asset Management Ltd	Rule 8.3- Boots Group PLC
12:46 10-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:30 10-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:26 10-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
11:43 10-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
11:16 10-Jul-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)
11:10 10-Jul-06	TTP	GoldmanSachs International	EPT Disclosure - Amend

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Time/Date	Code	Name	Headline
18:20 07-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
15:21 07-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
14:08 07-Jul-06		Legal & General Investment Mgmnt Ld	Rule 8.3- Boots Group Plc
13:45 07-Jul-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:24 07-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:23 07-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:23 07-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:18 07-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
11:46 07-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
10:45 07-Jul-06	TTP	GoldmanSachs International	EPT Disclosure

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16:04 06-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
15:20 06-Jul-06	FRK	Franklin Resources Inc	Rule 8.3- Boots Group PLC
13:34 06-Jul-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
13:31 06-Jul-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)
13:01 06-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
13:01 06-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:54 06-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:54 06-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure
12:11 06-Jul-06	SDR	Schroders PLC	Rule 8.3- Boots Group Plc
12:11 06-Jul-06	TTP	GoldmanSachs International	EPT Disclosure

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12:06 06-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
12:05 06-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
11:29 06-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
11:19 06-Jul-06	AV.	Aviva PLC	Rule 8.3- Boots Group PLC

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16:00 05-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:21 05-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
12:18 05-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:18 05-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
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16:54 04-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure - Amendment
14:08 04-Jul-06		State Street Global Advisors	Rule 8.3- Boots Group PLC
12:42 04-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
12:37 04-Jul-06	AUN	Alliance UniChem PLC	Result of EGM
12:28 04-Jul-06	BOOT	Boots Group PLC	Result of EGM
12:08 04-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:06 04-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:01 04-Jul-06		Goldman Sachs Asset Management LP	Rule 8.3- (Boots Group Plc)
11:59 04-Jul-06	TTP	GoldmanSachs International	EPT Disclosure
11:52 04-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure

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11:49 04-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure	

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15:53 03-Jul-06		Goldman Sachs Asset Management Intl	Rule 8.3- (Boots Group Plc)
15:26 03-Jul-06		Goldman Sachs Asset Management LP	EPT Disclosure
15:26 03-Jul-06		Goldman Sachs Asset Management Intl	EPT Disclosure
15:09 03-Jul-06	TTP	GoldmanSachs International	EPT Disclosure - Amendment
15:01 03-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure - Amendment
12:36 03-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:36 03-Jul-06		Credit Suisse Securities (Eur) Ltd	EPT Disclosure
12:16 03-Jul-06	TTP	Merrill Lynch International	EPT Disclosure
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11:54 03-Jul-06	TTP	UBS AG (EPT)	EPT Disclosure

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Time/Date	Code	Name	Headline
11:03 03-Jul-06	TTP	GoldmanSachs International	EPT Disclosure

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:03 03-Jul-06
Number	5488F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
2650	7.9184 GBP	7.7623 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
885776	7.9597 GBP	7.6431 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	7450	7.9184 GBP
CFD	Short	9264	7.9081 GBP
CFD	Long	280	7.6936 GBP
CFD	Long	280	7.7614 GBP
CFD	Short	227815	7.7484 GBP
CFD	Short	4699	7.7484 GBP
CFD	Short	36137	7.7484 GBP
CFD	Short	131349	7.7484 GBP
CFD	Long	1000	7.7639 GBP
CFD	Short	294051	7.6431 GBP
CFD	Short	40161	7.8017 GBP

CFD	Short	133200	7.7437 GBP

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ι

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	03 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:54 03-Jul-06
Number	5579F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	30 JUNE 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	489,391	0.10%	45,154	0.01%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	489,391	0.10%	45,154	0.01%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	1000	769 pence
PURCHASE	3000	769.5
SALE	3000	769.5
SALE	17211	769.5
PURCHASE	1000	770
PURCHASE	1208	771.5
PURCHASE	1792	771.5
PURCHASE	1225	772
PURCHASE	175	772
PURCHASE	2278	772
PURCHASE	2953	772.5
PURCHASE	770	772.5
PURCHASE	4863	772.5
PURCHASE	1800	772.5
PURCHASE	700	773
SALE	1577	773
SALE	1163	773
SALE	1433	773
PURCHASE	1900	773.5
PURCHASE	3936	773.5
PURCHASE	2000	773.5
PURCHASE	7968	773.5
PURCHASE	4960	773.5
PURCHASE	4597	773.5
PURCHASE	3182	773.5
SALE	2124	773.5
SALE	10804	773.5
SALE	2522	773.5
SALE	3336	773.5
SALE	3106	774
SALE	2879	774
SALE	1260	774
SALE	1240	774
SALE	1348	774
SALE	400	774
SALE	1150	774
SALE	402	774
SALE	2933	774.5
SALE	1000	774.5
SALE	5105	775
SALE	5000	775
PURCHASE	100	775.5
PURCHASE	4325	775.5
PURCHASE	77	775.5
PURCHASE	2954	775.5
PURCHASE	2000	775.5
PURCHASE	3373	775.5
PURCHASE	7138	775.5
PURCHASE	2743	775.5
PURCHASE	257	775.5
PURCHASE	733	775.5
PURCHASE	1872	775.5
PURCHASE	25	775.5
PURCHASE	24370	775.734941
SALE	24370	775.734941
PURCHASE	1072	776
PURCHASE	2548	776
PURCHASE	3783	776
PURCHASE	3116	776
SALE	579	776
SALE	100	776

SALE	1690	776
SALE	973	776
SALE	1800	776
PURCHASE	1762	776.5
PURCHASE	1313	776.5
PURCHASE	70	776.5
PURCHASE	6900	776.5
PURCHASE	2000	776.5
PURCHASE	579	776.5
PURCHASE	2958	776.5
PURCHASE	1312	776.5
PURCHASE	6548	776.5
PURCHASE	1000	776.5
PURCHASE	1565	776.5
PURCHASE	2000	776.5
PURCHASE	6842	776.5
SALE	2340	776.5
PURCHASE	1441	777
PURCHASE	1362	777
PURCHASE	2372	777
PURCHASE	6700	777
PURCHASE	1924	777
PURCHASE	3353	777
PURCHASE	886	777
PURCHASE	1100	777
PURCHASE	400	777
PURCHASE	2000	777
PURCHASE	2582	777
PURCHASE	9269	777
PURCHASE	13	777
PURCHASE	7039	777
SALE	167	777
SALE	1890	777
SALE	1100	777
SALE	2557	777
SALE	944	777
PURCHASE	1969	777.5
PURCHASE	3587	777.5
SALE	314	777.5
SALE	142	777.5
SALE	1500	777.5
SALE	3290	778
SALE	2000	778
SALE	1659	778
SALE	600	778
SALE	3290	778
SALE	7596	778
PURCHASE	1784	778.5
SALE	4719	778.5
SALE	8900	778.5
SALE	4173	778.5
SALE	336	778.5
SALE	500	778.5
PURCHASE	4874	779
PURCHASE	1541	779
PURCHASE	2557	779
SALE	6200	779
SALE	1111	779
SALE	308	779
SALE	1541	779
SALE	2200	779
SALE	1300	779
SALE	1500	779
SALE	3300	779
PURCHASE	4166	779.5

PURCHASE	4505	779.5
PURCHASE	2442	779.5
SALE	1900	779.5
SALE	2400	779.5
SALE	1900	779.5
SALE	600	779.5
PURCHASE	100000	780
SALE	7000	780
SALE	100000	780
PURCHASE	8380	780.5
PURCHASE	870	780.5
PURCHASE	4894	780.5
PURCHASE	2616	780.5
PURCHASE	8380	780.5
PURCHASE	1250	780.5
PURCHASE	2012	780.5
SALE	1466	780.5
SALE	1864	780.5
PURCHASE	4819	781
PURCHASE	600	781
PURCHASE	5515	781
PURCHASE	1867	781.5
PURCHASE	5000	781.5
SALE	5321	782
PURCHASE	294889	782.192667
SALE	294889	782.192667
PURCHASE	292814	782.395297
SALE	292814	782.395297
PURCHASE	3191	782.5
SALE	100000	782.57
PURCHASE	32014	782.630419
SALE	32014	782.630419
SALE	2633	783
PURCHASE	3657	783.5
PURCHASE	5000	783.5
PURCHASE	186	783.5
PURCHASE	2908	783.5
SALE	3330	783.5
SALE	2674	783.5
SALE	887	783.5
SALE	100	783.5
SALE	4387	783.5
SALE	2000	783.5
SALE	5389	783.5
SALE	4000	784
SALE	12755	784
SALE	2447	784
SALE	105	784
SALE	2057	784
PURCHASE	88000	784.25
PURCHASE	2100	784.5
PURCHASE	4794	784.5
PURCHASE	2858	784.5
PURCHASE	1119	784.5
PURCHASE	700	784.5
PURCHASE	3000	784.5
PURCHASE	4313	784.5
PURCHASE	6254	784.5
PURCHASE	5000	784.5
PURCHASE	5000	784.5
PURCHASE	708	784.5
SALE	190	784.5
SALE	215	784.5
SALE	1100	784.5
SALE	3986	784.5

SALE	191	784.5
SALE	8000	784.5
PURCHASE	11223	785
PURCHASE	2553	785
PURCHASE	952	785
PURCHASE	1332	785
PURCHASE	209	785
SALE	2000	785
SALE	1390	785
PURCHASE	5239	785.5
PURCHASE	5239	785.5
PURCHASE	816	785.5
PURCHASE	4187	785.5
PURCHASE	4894	785.5
PURCHASE	1350	785.5
PURCHASE	875	785.5
SALE	1500	786
SALE	25000	786
PURCHASE	4222	786.5
PURCHASE	163	786.5
PURCHASE	500	786.5
PURCHASE	1885	786.5
PURCHASE	100000	786.9226
SALE	100000	786.9226
SALE	1104	787
SALE	3277	787
SALE	271	787
PURCHASE	505	787.5
PURCHASE	7177	787.5
PURCHASE	2032	787.5
SALE	588	787.5
SALE	9412	787.5
SALE	2000	787.5
SALE	1000	787.5
PURCHASE	8342	788
PURCHASE	3859	788
PURCHASE	3000	788
SALE	900	788
SALE	8342	788
PURCHASE	7672	788.5
PURCHASE	2739	788.5
PURCHASE	2160	788.5
PURCHASE	1000	788.5
PURCHASE	3000	788.5
PURCHASE	500	788.5
PURCHASE	1000	788.5
SALE	5694	788.5
PURCHASE	1618	789
PURCHASE	2099	789
PURCHASE	3405	789
SALE	6670	789
SALE	290	789
SALE	887	789
SALE	2961	789
SALE	893	789
SALE	1042	789
SALE	275	789
SALE	5000	789
SALE	3300	789
SALE	4090	789
PURCHASE	1300	789.5
SALE	3258	789.5
SALE	87	789.5
SALE	1300	789.5
SALE	699	789.5

PURCHASE	100000	789.9226
SALE	100000	789.9226
PURCHASE	2200	790
PURCHASE	1371	790
PURCHASE	5378	790
PURCHASE	4217	790
PURCHASE	3450	790
PURCHASE	100	790
SALE	4700	790
SALE	3311	790
SALE	5000	790
SALE	3311	790
SALE	3311	790
SALE	3311	790
SALE	3311	790
SALE	3000	790
SALE	3000	790
SALE	5650	790
SALE	2090	790
SALE	2393	790
SALE	1045	790
PURCHASE	2125	790.5
PURCHASE	1000	790.5
PURCHASE	3300	790.5
SALE	3330	790.5
SALE	11503	790.5
SALE	233	790.5
SALE	4894	790.5
PURCHASE	2913	791
PURCHASE	11	791
PURCHASE	2500	791
PURCHASE	6519	791
SALE	2105	791
SALE	2105	791
SALE	1880	791
SALE	1395	791
SALE	1800	791
SALE	1250	791
SALE	125	791
SALE	5636	791
SALE	50000	791.5
SALE	2054	791.5
PURCHASE	9563	792
PURCHASE	2183	792
SALE	1000	769
PURCHASE	3000	769.5
SALE	3000	769.5
SALE	17211	769.5
PURCHASE	1000	770
PURCHASE	1208	771.5
PURCHASE	1792	771.5
PURCHASE	1225	772
PURCHASE	175	772
PURCHASE	2278	772
PURCHASE	2953	772.5
PURCHASE	770	772.5
PURCHASE	4863	772.5
PURCHASE	1800	772.5
PURCHASE	700	773
SALE	1577	773
SALE	1163	773
SALE	1433	773
PURCHASE	1900	773.5
PURCHASE	3936	773.5
PURCHASE	2000	773.5

PURCHASE	7968	773.5
PURCHASE	4960	773.5
PURCHASE	4597	773.5
PURCHASE	3182	773.5
SALE	2124	773.5
SALE	10804	773.5
SALE	2522	773.5
SALE	3336	773.5
SALE	3106	774
SALE	2879	774
SALE	1260	774
SALE	1240	774
SALE	1348	774
SALE	400	774
SALE	1150	774
SALE	402	774
SALE	2933	774.5
SALE	1000	774.5
SALE	5105	775
SALE	5000	775
PURCHASE	100	775.5
PURCHASE	4325	775.5
PURCHASE	77	775.5
PURCHASE	2954	775.5
PURCHASE	2000	775.5
PURCHASE	3373	775.5
PURCHASE	7138	775.5
PURCHASE	2743	775.5
PURCHASE	257	775.5
PURCHASE	733	775.5
PURCHASE	1872	775.5
PURCHASE	25	775.5
PURCHASE	24370	775.734941
SALE	24370	775.734941
PURCHASE	1072	776
PURCHASE	2548	776
PURCHASE	3783	776
PURCHASE	3116	776
SALE	579	776
SALE	100	776
SALE	1690	776
SALE	973	776
SALE	1800	776
PURCHASE	1762	776.5
PURCHASE	1313	776.5
PURCHASE	70	776.5
PURCHASE	6900	776.5
PURCHASE	2000	776.5
PURCHASE	579	776.5
PURCHASE	2958	776.5
PURCHASE	1312	776.5
PURCHASE	6548	776.5
PURCHASE	1000	776.5
PURCHASE	1565	776.5
PURCHASE	2000	776.5
PURCHASE	6842	776.5
SALE	2340	776.5
PURCHASE	1441	777
PURCHASE	1362	777
PURCHASE	2372	777
PURCHASE	6700	777
PURCHASE	1924	777
PURCHASE	3353	777
PURCHASE	886	777
PURCHASE	1100	777

PURCHASE	400	777
PURCHASE	2000	777
PURCHASE	2582	777
PURCHASE	9269	777
PURCHASE	13	777
PURCHASE	7039	777
SALE	167	777
SALE	1890	777
SALE	1100	777
SALE	2557	777
SALE	944	777
PURCHASE	1969	777.5
PURCHASE	3587	777.5
SALE	314	777.5
SALE	142	777.5
SALE	1500	777.5
SALE	3290	778
SALE	2000	778
SALE	1659	778
SALE	600	778
SALE	3290	778
SALE	7596	778
PURCHASE	1784	778.5

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	03 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:55 03-Jul-06
Number	5581F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	30 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
146,260	7.925 GBP	7.6916 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
253,518	7.9131 GBP	7.6950 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	195,691	7.9131 GBP
CFD	SHORT	243,622	7.908099 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

the option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	03 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:16 03-Jul-06
Number	5619F

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	03 July 2006
Date of dealing	30 June 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

30 June 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
55,149	GBP 15.81	GBP 15.81
Total number of securities sold	**Highest price received**	**Lowest price received**
52,706	GBP 15.82	GBP 15.81

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
LONG CFDLONG			566GBP 15.81
LONG CFDLONG			117GBP 15.81
LONG CFDLONG			2,106GBP 15.81

LONG CFD	LONG	216GBP 15.81
LONG CFD	LONG	279GBP 15.81
LONG CFD	LONG	1,097GBP 15.81
LONG CFD	LONG	165GBP 15.81
LONG CFD	LONG	302GBP 15.81

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
380,923	GBP 10.39	GBP 10.22
Total number of securities sold	**Highest price received**	**Lowest price received**
428,716	GBP 10.49	GBP 10.20

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	30/06/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,108,519	GBP 7.93	GBP 7.70

Total number of securities sold	Highest price received	Lowest price received
205,339	GBP 7.91	GBP 7.70

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SWAP	Long	175,000	GBP7.81

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565

Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:36 03-Jul-06
Number	5636F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	249,422 (0.051%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	249,422 (0.051%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total			654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	50	7.9050
Buy	511	7.9100
Buy	175	7.9100
Buy	300	7.9100
Buy	175	7.9100
Buy	504	7.9000
Buy	100	7.8950
Buy	450	7.8950
Buy	250	7.8950
Buy	25	7.8950
Buy	175	7.8950
Buy	251	7.8950
Buy	500	7.8800
Buy	225	7.8950
Buy	25	7.8900
Buy	100	7.8900
Buy	350	7.8900
Buy	150	7.8900
Buy	200	7.8900
Buy	150	7.8900
Buy	125	7.8900
Buy	350	7.8900
Buy	100	7.8900
Buy	125	7.8900
Buy	25	7.8900
Buy	250	7.8900
Buy	175	7.8900
Buy	175	7.8900
Buy	650	7.8900
Buy	325	7.8900
Buy	300	7.8900
Buy	25	7.8900
Buy	100	7.8900
Buy	150	7.8900
Buy	125	7.8900
Buy	150	7.8900
Buy	50	7.8800
Buy	250	7.8800
Buy	275	7.8850
Buy	550	7.8850
Buy	175	7.8650
Buy	475	7.8800
Buy	175	7.8800
Buy	350	7.8800
Buy	300	7.8500
Buy	175	7.8500
Buy	1300	7.8650

Buy	1650	7.8650
Buy	125	7.8450
Buy	825	7.8450
Buy	50	7.8450
Buy	319	7.8350
Buy	425	7.8350
Buy	750	7.8350
Buy	1326	7.8350
Buy	300	7.8350
Buy	750	7.8200
Buy	950	7.8050
Buy	548	7.8150
Buy	927	7.8150
Buy	2100	7.8150
Buy	36	7.7950
Buy	199	7.7750
Buy	701	7.7750
Buy	1750	7.7750
Buy	5	7.7750
Buy	250	7.7750
Buy	967	7.6950
Buy	8488	7.6950
Buy	4279	7.6950
Sell	150	7.7500
Sell	125	7.7300
Sell	1000	7.7300
Sell	400	7.6950
Sell	249	7.7000
Sell	1114	7.7000
Sell	386	7.7000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	03 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:36 03-Jul-06
Number	5637F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	30 June 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
695,641	7.9068	7.6950

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
510,672	7.9150	7.6950

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	100000	7.9068
CFD	Long	48728	7.7727
CFD	Short	1320	7.7245
CFD	Short	4232	7.7245
CFD	Long	30689	7.7623

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	03 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	15:01 03-Jul-06
Number	5768F

This announcement replaces the previous RNS announcement reference 4664F released at 12:22pm 30 Jun 06. Amendment made to 2.(a) Total number of securities sold due to a late trade. All other information remains unchanged.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	29 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
168,178	7.865 GBP	7.6453 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
158,464	7.8500 GBP	7.8000 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	150,000	7.6453 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting
rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or
disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

……………………………………………………………………

……………………………………………………………………

Date of disclosure	30 JUNE 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*
END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	15:09 03-Jul-06
Number	5774F

FORM 38.5(a)

AMENDMENT – Due to cancelled and late booking of trades, the disclosure made on 30 June 2006, for trading on 29 June 2006 is being updated.
Total purchases originally disclosed, 122,943 shares, has been updated to total purchases, 146,702 shares
Total sales originally disclosed, 36,277 shares, has been updated to total sales, 166,877 shares

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**29 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
146,702	**7.865 GBP**	**7.6773 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
166,877	**7.8767 GBP**	**7.5143 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**600**	**7.8426 GBP**
CFD	**Short**	**300**	**7.8426 GBP**
CFD	**Short**	**83200**	**7.8417 GBP**
CFD	**Long**	**7450**	**7.8417 GBP**
CFD	**Long**	**440**	**7.7816 GBP**

CFD	Long	440	7.8414 GBP
CFD	Long	101680	13.8648 USD
CFD	Short	2284	7.7935 GBP
CFD	Short	2,600	7.842378 GBP
CFD	Short	133,200	7.75538 GBP
CFD	Long	21,159	7.818961 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refer(none, this should be stated.

Date of disclosure	03 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	EPT Disclosure
Released	15:26 03-Jul-06
Number	5831F

FORM 8.3

LATE DISCLOSURE

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	29 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	7994444 (1.65%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	7994444 (1.65%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	2108	
GB00B0P7Y252	ORD / CMN	Purchase	993651	
GB00B0P7Y252	ORD / CMN	Purchase	7241	
GB00B0P7Y252	ORD / CMN	Purchase	321484	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**03 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	EPT Disclosure
Released	15:26 03-Jul-06
Number	5835F

FORM 8.3

LATE DISCLOSURE

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	29 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	9497564 (1.96%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	9497564 (1.96%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	297675	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**03 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	15:53 03-Jul-06
Number	5860F

RNS Number:5860F
Goldman Sachs Asset Management Intl
03 July 2006

The 'Rule 8.3- (Boots Group Plc)' announcement released today at 15.07 under RNS No 5778F, should have been issued under the Company name of Goldman Sachs Asset Management Intl and not under the Company name of Goldman Sachs Intl.

The announcement text is unchanged and is reproduced in full below.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management Int
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	30 June 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)
(1) Relevant securities	8082159 (1.66%)
(2) Derivatives (other than options)	
(3) Options and agreements to purchase/sell	
Total	8082159 (1.66%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)

(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of secur
GB00B0P7Y252	ORD / CMN	Purchase	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European e

(ii) Exercising

Product name, e.g. call option	Number of securities	Exer

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Pric

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person di
to the voting rights of any relevant securities under any option referred to on t
rights or future acquisition or disposal of any relevant securities to which any
referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9)
YES/NO

Date of disclosure	03 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-193
If a connected EFM, name of offeree/offeror with which connected	BOOTS GROUP PLC
If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:49 04-Jul-06
Number	6345F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	03 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	475,052	0.10%	125,040	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	475,052	0.10%	125,040	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. **DEALINGS** (Note 3)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	602	774 pence
PURCHASE	2527	774
PURCHASE	661	774
PURCHASE	1147	774
PURCHASE	2441	774
PURCHASE	1059	774
SALE	6156	774
SALE	898	774
PURCHASE	1634	774.5
PURCHASE	1300	774.5
PURCHASE	741	774.5
PURCHASE	22	774.5
SALE	600	774.5
SALE	606	774.5
SALE	1000	774.5
SALE	1606	774.5
SALE	294	774.5
SALE	806	774.5
SALE	1700	774.5
SALE	765	774.5
SALE	1000	774.5
SALE	600	774.5
PURCHASE	1626	775
PURCHASE	136	775
PURCHASE	2000	775
SALE	801	775
SALE	1762	775
SALE	1338	775
SALE	1474	775
PURCHASE	4863	775.5
PURCHASE	4863	775.5
PURCHASE	6498	775.5
PURCHASE	692	775.5
PURCHASE	4252	775.5
PURCHASE	4785	775.5
PURCHASE	2854	775.5
PURCHASE	699	775.5
PURCHASE	304	775.5
SALE	116	775.5
SALE	500	775.5
SALE	2011	775.5
SALE	1841	775.5
SALE	7000	775.5
SALE	2000	775.5
SALE	1509	775.5
SALE	544	775.5
PURCHASE	1997	776
PURCHASE	255	776
PURCHASE	4458	776
PURCHASE	931	776
PURCHASE	8849	776
PURCHASE	1855	776
PURCHASE	1231	776
PURCHASE	951	776
SALE	1773	776
SALE	4346	776
SALE	1000	776
SALE	707	776
PURCHASE	1624	776.5
PURCHASE	813	776.5
PURCHASE	1918	776.5

PURCHASE	4194	776.5
SALE	770	776.5
SALE	800	776.5
SALE	1290	776.5
SALE	606	776.5
SALE	600	776.5
SALE	3652	776.5
PURCHASE	2200	777
PURCHASE	606	777
PURCHASE	407	777
PURCHASE	258	777
PURCHASE	2418	777
PURCHASE	697	777
PURCHASE	9755	777
PURCHASE	2906	777
PURCHASE	6437	777
PURCHASE	3527	777
SALE	5666	777
SALE	4214	777
SALE	3365	777
SALE	1125	777
SALE	2809	777
SALE	4238	777
SALE	987	777
PURCHASE	25432	777.275601
SALE	-25432	777.275601
PURCHASE	697	777.5
PURCHASE	1394	777.5
PURCHASE	1800	777.5
SALE	1772	777.5
SALE	4184	777.5
SALE	2107	777.5
SALE	200	777.5
SALE	1240	777.5
SALE	74	777.5
PURCHASE	153067	777.615645
SALE	153067	777.615645
PURCHASE	148673	777.76189
SALE	148673	777.76189
PURCHASE	1105	778
PURCHASE	1089	778
SALE	7445	778
PURCHASE	756	778.5
PURCHASE	1500	778.5
PURCHASE	1089	778.5
PURCHASE	500	778.5
SALE	1100	778.5
SALE	400	778.5
PURCHASE	6533	779
PURCHASE	5000	779
PURCHASE	328	779
SALE	3000	779
SALE	2183	779
SALE	3000	779
SALE	4995	779
SALE	263	779
PURCHASE	200	779.5
PURCHASE	3000	779.5
PURCHASE	1904	779.5
PURCHASE	46	779.5
PURCHASE	1857	779.5
SALE	583	779.5
SALE	1000	779.5
SALE	1864	779.5
SALE	4987	779.5

SALE	5300	779.5
SALE	2451	779.5
SALE	988	779.5
SALE	3504	779.5
SALE	5885	779.5
PURCHASE	8451	779.501006
SALE	8451	779.501006
PURCHASE	2048	780
PURCHASE	3200	780
PURCHASE	6333	780
PURCHASE	4000	780
PURCHASE	1500	780
PURCHASE	987	780
PURCHASE	2700	780
PURCHASE	400	780
PURCHASE	2000	780
PURCHASE	892	780
PURCHASE	440	780
PURCHASE	728	780
SALE	1201	780
SALE	2500	780
SALE	2000	780
SALE	5666	780
SALE	17	780
PURCHASE	5441	780.5
PURCHASE	1500	780.5
PURCHASE	1204	780.5
PURCHASE	3000	780.5
PURCHASE	2655	780.5
PURCHASE	1900	780.5
PURCHASE	1958	780.5
PURCHASE	777	780.5
PURCHASE	810	780.5
PURCHASE	1900	780.5
PURCHASE	5000	780.5
SALE	1000	780.5
SALE	3000	780.5
SALE	2055	780.5
SALE	2100	780.5
SALE	4000	780.5
SALE	2000	780.5
SALE	3000	780.5
SALE	953	780.5
SALE	1547	780.5
SALE	4984	781
SALE	862	781
SALE	2000	781.5
SALE	1070	781.5
SALE	1338	781.5
SALE	2481	781.5
SALE	1215	781.5
PURCHASE	602	774
PURCHASE	2527	774
PURCHASE	661	774
PURCHASE	1147	774
PURCHASE	2441	774
PURCHASE	1059	774
SALE	6156	774
SALE	898	774
PURCHASE	1634	774.5
PURCHASE	1300	774.5
PURCHASE	741	774.5
PURCHASE	22	774.5
SALE	600	774.5
SALE	606	774.5

SALE	1000	774.5
SALE	1606	774.5
SALE	294	774.5
SALE	806	774.5
SALE	1700	774.5
SALE	765	774.5
SALE	1000	774.5
SALE	600	774.5
PURCHASE	1626	775
PURCHASE	136	775
PURCHASE	2000	775
SALE	801	775
SALE	1762	775
SALE	1338	775
SALE	1474	775
PURCHASE	4863	775.5
PURCHASE	4863	775.5
PURCHASE	6498	775.5
PURCHASE	692	775.5
PURCHASE	4252	775.5
PURCHASE	4785	775.5
PURCHASE	2854	775.5
PURCHASE	699	775.5
PURCHASE	304	775.5
SALE	116	775.5
SALE	500	775.5
SALE	2011	775.5
SALE	1841	775.5
SALE	7000	775.5
SALE	2000	775.5
SALE	1509	775.5
SALE	544	775.5
PURCHASE	1997	776
PURCHASE	255	776
PURCHASE	4458	776
PURCHASE	931	776
PURCHASE	8849	776
PURCHASE	1855	776
PURCHASE	1231	776
PURCHASE	951	776
SALE	1773	776
SALE	4346	776
SALE	1000	776
SALE	707	776
PURCHASE	1624	776.5
PURCHASE	813	776.5
PURCHASE	1918	776.5
PURCHASE	4194	776.5
SALE	770	776.5
SALE	800	776.5
SALE	1290	776.5
SALE	606	776.5
SALE	600	776.5
SALE	3652	776.5
PURCHASE	2200	777
PURCHASE	606	777
PURCHASE	407	777
PURCHASE	258	777
PURCHASE	2418	777
PURCHASE	697	777
PURCHASE	9755	777
PURCHASE	2906	777
PURCHASE	6437	777
PURCHASE	3527	777
SALE	5666	777

SALE	4214	777
SALE	3365	777
SALE	1125	777
SALE	2809	777
SALE	4238	777
SALE	987	777
PURCHASE	25432	777.275601
SALE	25432	777.275601
PURCHASE	697	777.5
PURCHASE	1394	777.5
PURCHASE	1800	777.5
SALE	1772	777.5
SALE	4184	777.5
SALE	2107	777.5
SALE	200	777.5
SALE	1240	777.5
SALE	74	777.5
PURCHASE	153067	777.615645
SALE	153067	777.615645
PURCHASE	148673	777.76189
SALE	148673	777.76189
PURCHASE	1105	778
PURCHASE	1089	778
SALE	7445	778
PURCHASE	756	778.5
PURCHASE	1500	778.5
PURCHASE	1089	778.5
PURCHASE	500	778.5
SALE	1100	778.5
SALE	400	778.5
PURCHASE	6533	779
PURCHASE	5000	779
PURCHASE	328	779
SALE	3000	779
SALE	2183	779
SALE	3000	779
SALE	4995	779
SALE	263	779
PURCHASE	200	779.5
PURCHASE	3000	779.5
PURCHASE	1904	779.5
PURCHASE	46	779.5
PURCHASE	1857	779.5
SALE	583	779.5
SALE	1000	779.5
SALE	1864	779.5
SALE	4987	779.5
SALE	5300	779.5
SALE	2451	779.5
SALE	988	779.5
SALE	3504	779.5
SALE	5885	779.5
PURCHASE	8451	779.501006
SALE	8451	779.501006
PURCHASE	2048	780
PURCHASE	3200	780
PURCHASE	6333	780
PURCHASE	4000	780
PURCHASE	1500	780
PURCHASE	987	780
PURCHASE	2700	780
PURCHASE	400	780
PURCHASE	2000	780
PURCHASE	892	780
PURCHASE	440	780

PURCHASE	728	780
SALE	1201	780
SALE	2500	780
SALE	2000	780
SALE	5666	780
SALE	17	780
PURCHASE	5441	780.5
PURCHASE	1500	780.5
PURCHASE	1204	780.5
PURCHASE	3000	780.5
PURCHASE	2655	780.5
PURCHASE	1900	780.5
PURCHASE	1958	780.5
PURCHASE	777	780.5
PURCHASE	810	780.5
PURCHASE	1900	780.5
PURCHASE	5000	780.5
SALE	1000	780.5
SALE	3000	780.5
SALE	2055	780.5
SALE	2100	780.5
SALE	4000	780.5
SALE	2000	780.5
SALE	3000	780.5
SALE	953	780.5
SALE	1547	780.5
SALE	4984	781
SALE	862	781
SALE	2000	781.5
SALE	1070	781.5
SALE	1338	781.5
SALE	2481	781.5
SALE	1215	781.5
PURCHASE	602	774
PURCHASE	2527	774
PURCHASE	661	774
PURCHASE	1147	774
PURCHASE	2441	774
PURCHASE	1059	774
SALE	6156	774
SALE	898	774
PURCHASE	1634	774.5
PURCHASE	1300	774.5
PURCHASE	741	774.5
PURCHASE	22	774.5
SALE	600	774.5
SALE	606	774.5
SALE	1000	774.5
SALE	1606	774.5
SALE	294	774.5
SALE	806	774.5
SALE	1700	774.5
SALE	765	774.5
SALE	1000	774.5
SALE	600	774.5
PURCHASE	1626	775
PURCHASE	136	775
PURCHASE	2000	775
SALE	801	775
SALE	1762	775
SALE	1338	775
SALE	1474	775
PURCHASE	4863	775.5
PURCHASE	4863	775.5
PURCHASE	6498	775.5

PURCHASE	692	775.5
PURCHASE	4252	775.5
PURCHASE	4785	775.5
PURCHASE	2854	775.5
PURCHASE	699	775.5
PURCHASE	304	775.5
SALE	116	775.5
SALE	500	775.5
SALE	2011	775.5
SALE	1841	775.5
SALE	7000	775.5
SALE	2000	775.5
SALE	1509	775.5
SALE	544	775.5
PURCHASE	1997	776
PURCHASE	255	776
PURCHASE	4458	776
PURCHASE	931	776
PURCHASE	8849	776
PURCHASE	1855	776
PURCHASE	1231	776
PURCHASE	951	776
SALE	1773	776

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	04 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:52 04-Jul-06
Number	6348F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	03 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
9,094	7.8016 GBP	7.7600 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
282,384	7.8534 GBP	7.7400 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	44,967	7.8534 GBP
CFD	SHORT	13,223	7.7957 GBP
CFD	SHORT	183,720	7.7533 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call	Writing, selling, purchasing,	Number of securities	Exercise price	Type, e.g. American, European	Expiry date	Option moneypaid/received per unit (Note 3)

option	varying etc	to which the option relates (Note 5)	etc.

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	04 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:59 04-Jul-06
Number	6361F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	03 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
168255	7.8008 GBP	7.6919 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
204552	7.8515 GBP	7.7497 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	1705	7.695 GBP
CFD	Short	4186	7.695 GBP
CFD	Short	2750	7.695 GBP
CFD	Short	1678	7.695 GBP
CFD	Short	5500	7.695 GBP
CFD	Short	1452	7.695 GBP
CFD	Short	2750	7.695 GBP
CFD	Short	2530	7.695 GBP
CFD	Short	4400	7.695 GBP
CFD	Short	5500	7.695 GBP
CFD	Short	1238	7.695 GBP

CFD	Short	1683	7.695 GBP
CFD	Short	2750	7.695 GBP
CFD	Short	4976	7.8008 GBP
CFD	Short	1888	7.695 GBP
CFD	Short	1735	7.695 GBP
CFD	Short	2	7.695 GBP
CFD	Short	3621	7.695 GBP
CFD	Short	9697	7.7533 GBP
CFD	Short	176	7.7886 GBP
CFD	Short	176	7.8014 GBP
CFD	Short	20528	7.695 GBP
CFD	Short	17594	7.695 GBP
CFD	Short	700	7.7595 GBP
CFD	Short	47000	7.80 GBP
CFD	Short	2075	7.7835 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	04 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company Goldman Sachs Asset Management LP
TIDM
Headline Rule 8.3- (Boots Group Plc)
Released 12:01 04-Jul-06
Number 6365F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	03 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	10865723 (2.24%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	10865723 (2.24%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) **Purchases and sales**

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	713399	

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**04 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:06 04-Jul-06
Number	6381F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	03 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
21491	7.8100	7.7350

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
5528	7.8007	7.7700

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	6416	7.7891
CFD	Long	8919	7.7537
CFD	Short	51	7.7781
CFD	Short	499	7.7781

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Close

Company Credit Suisse Securities (Eur) Ltd
TIDM
Headline EPT Disclosure
Released 12:08 04-Jul-06
Number 6386F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	03 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	251,634 (0.051%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	251,634 (0.051%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	912	7.7700
Buy	475	7.7800
Buy	825	7.7800

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	04 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Result of EGM
Released	12:28 04-Jul-06
Number	6409F

4 July 2006

NOT FOR RELEASE, PUBLICATION, OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA OR JAPAN

Boots Group PLC ("Boots" or the "Company")
Announcement of Result of Extraordinary General Meeting ("EGM")

Boots announces that the resolutions in connection with the proposed merger (the "Proposed Merger") of Boots and Alliance UniChem were passed by the Company's shareholders at the EGM held earlier today.

All resolutions proposed at the Company's EGM were carried on a show of hands. The proxy figures for the resolutions will shortly be displayed on the Company's corporate website, www.boots-plc.com.

Indicative timetable

The indicative timetable for implementation of the Merger is currently expected to be as follows:

Court Hearing to sanction the Scheme	26 July 2006
Court Hearing to confirm the Reduction of Capital	28 July 2006
Scheme Record Time and record date for the Boots Merger Dividend	6.00 p.m. on 28 July 2006
Effective Date of the Scheme and Completion of the Merger	31 July 2006
Cancellation of listing of Alliance UniChem Shares	8.00 a.m. on 31 July 2006
Expected date of Admission of, and commencement of dealings in, New Boots Shares and ex-dividend date for the Boots Merger Dividend	8.00 a.m. on 31 July 2006

Note: These times and dates are indicative only and will depend, among other things, on the date on which the Court sanctions the Scheme and confirms the associated reduction of capital.

Terms defined in this announcement have the same meanings as set out in the Prospectus dated 5 June 2006.

Copies of the resolutions passed at the Company's EGM have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (telephone number +44 (0)20 7676 1000), during normal business hours on any weekday (public holidays excepted).

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. In particular, this announcement should not be distributed, forwarded to or transmitted in or into Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction.

END

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Company	Alliance UniChem PLC
TIDM	AUN
Headline	Result of EGM
Released	12:37 04-Jul-06
Number	6418F

RNS Number:6418F
Alliance UniChem PLC
04 July 2006

NOT FOR RELEASE, PUBLICATION, OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA OR JAPAN

4 July 2006

ALLIANCE UNICHEM PLC
(the Company)

MERGER WITH BOOTS GROUP PLC APPROVED BY THE COMPANY'S SHAREHOLDERS
RESULTS OF VOTING AT MEETINGS

At the meeting convened by the Court and held on 4 July 2006 (the Alliance UniChem Court Meeting) to approve the proposed scheme of arrangement (the Scheme) between the Company and the holders of Scheme Shares (as defined in the Scheme), the resolution approving the Scheme was passed by the requisite majorities on a poll.

The voting of those members who cast votes either in person or by proxy at the Court Meeting is summarised in the following table:

	FOR	AGAINST
Number of votes:	276,331,459	1,245,216
Number of voters:	1,325	153

In addition, an extraordinary general meeting was also held on 4 July 2006 (the Alliance UniChem EGM) to consider a resolution to approve the Scheme, the related reduction of capital and certain other related arrangements. Given the importance of the resolution the resolution was put to a poll rather than a show of hands and was passed by the requisite majority.

The voting of those members who cast votes either in person or by proxy at the Alliance UniChem EGM is summarised in the following table:

	FOR	AGAINST	ABSTAIN
Number of votes:	276,648,584	1,624,479	1,072,690

Earlier today, Boots Group PLC (Boots) announced that Boots Shareholders had approved, by the requisite majorities, the resolutions required for the Merger to proceed.

The Scheme, which will effect the merger of the Company and Boots (the Merger), is still subject to the sanction of, and confirmation by, the Court.

Indicative timetable

The indicative timetable for implementation of the Merger is currently expected to be as follows:

Court hearing to sanction the Scheme	26 July 2006
Court hearing to confirm the reduction of capital related to the Scheme	28 July 2006
Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Alliance UniChem shares	28 July 2006
Scheme Record Time	6:00 p.m. on 28 July 2006
Effective Date of Scheme	31 July 2006
Cancellation of listing of Alliance UniChem Shares	8:00 a.m. on 31 July 2006
New Boots Shares issued and admitted to the Official List and dealings in the New Boots Shares commence	8:00 a.m. on 31 July 2006

Note: These times and dates are indicative only and will depend, among other things, on the date on which the Court sanctions the Scheme and confirms the associated reduction of capital as well as the date on which the Court Orders are delivered to the Registrar of Companies.

Other Information

Unless the context otherwise appears, terms defined in the Company's scheme document dated 5 June 2006 (the Scheme Document) have the same meaning in this announcement.

The directors of the Company accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for the Company in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than the Company for providing the protections afforded to the customers of Merrill Lynch or for providing advice in relation to the matters described in this announcement.

Credit Suisse, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for the Company in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than the Company for providing the protections afforded to the customers of Credit Suisse or for providing advice in relation to the matters described in this announcement.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Boots in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than Boots for providing the protections afforded to the customers of Goldman Sachs International or for providing advice in relation to the matters described in this announcement.

This announcement has been prepared for the purposes of complying with English law and the City Code and the information included may not be the same as that

which would have been prepared in accordance with the laws of jurisdiction outside the United Kingdom.

Application has been made to the UK Listing Authority for the New Boots Shares proposed to be issued in connection with the Merger to be admitted to the Official List and to the London Stock Exchange for the New Boots Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective on the Effective Date (which is currently expected to be 31 July 2006). Application has not been, and will not be, made for the New Boots Shares to be admitted to, or to be traded on, any other stock exchange.

The New Boots Shares will not be registered under the US Securities Act and will be issued in the United States pursuant to the Scheme in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. In addition, the New Boots Shares will not be registered under the securities laws of any state of the United States, and will be issued in the United States in reliance on available exemptions from such state law registration requirements, subject to the restrictions described in paragraph 21 of Part 2 (Explanatory Statement) of the Scheme Document.

The New Boots Shares issued to, or for the benefit of, any resident of Canada will not be qualified for sale under the securities laws of any province or territory of Canada and will be subject to resale restrictions.

The New Boots Shares have not been, and will not be, registered under the applicable laws of any Restricted Jurisdiction. Accordingly, the New Boots Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction or to or for the account or benefit of any national, resident or citizen of any Restricted Jurisdiction.

Certain statements contained in this announcement constitute "forward-looking statements". In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "prepares", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Boots Group, the Alliance UniChem Group or, following Completion, the Enlarged Group, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Boots Group's, the Alliance UniChem Group's and, following Completion, the Enlarged Group's present and future business strategies and the environment in which the Boots Group, the Alliance UniChem Group and the Enlarged Group will operate in the future. As a result, the Boots Group's, the Alliance UniChem Group's and, following Completion, the Enlarged Group's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set out in the Boots Group's, the Alliance UniChem Group's and the Enlarged Group's forward-looking statements contained in this document or any other forward-looking statement any of them may make. Except as required by the UK Listing Authority, the London Stock Exchange, the City Code, the Court or by law, neither the Boots Group, the Alliance UniChem Group nor the Enlarged Group undertakes any obligation to update any of the forward-looking statements contained in this announcement or other forward-looking statements any of them may make.

Enquiries:

Deborah Walter / Richard Constant
Gavin Anderson & Company +44 (0) 20 7554 1400

Gerald Gradwell / Marco Pagni

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:42 04-Jul-06
Number	6425F

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	04 July 2006
Date of dealing	03 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

03 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
20,335	GBP 15.86	GBP 15.82

Total number of securities sold	**Highest price received**	**Lowest price received**
23,693	GBP 15.85	GBP 15.84

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,413,497	GBP 1.79	GBP 1.75
Total number of securities sold	**Highest price received**	**Lowest price received**
1,007,206	GBP 1.80	GBP 1.74

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG			175,000GBP 1.79
SHORT CFDLONG			30,000GBP 1.79
SHORT CFDLONG			100,000GBP 1.79
SHORT CFDLONG			25,000GBP 1.79
SHORT CFDLONG			25,000GBP 1.79

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,855	GBP 10.30	GBP 10.30

Total number of securities sold	Highest price received	Lowest price received
12,832	GBP 10.28	GBP 10.25

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH

RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	03/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
24,330	GBP 7.81	GBP 7.70

Total number of securities sold	Highest price received	Lowest price received
47,513	GBP 7.81	GBP 7.70

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	04/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:08 04-Jul-06
Number	6533F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	03/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 4,306 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12166317	2.50482		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12166317	2.50482	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)
CFD	LONG	8581	7.13
CFD	SHORT	8581	7.13

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)		NO

Disclosure Date	04/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	16:54 04-Jul-06
Number	6774F

This announcement replaces the previous RNS announcement reference 5581F released at 11:55am 03 JULY 06. Amendment made to 2.(a) Total number of securities sold due to a late trade. All other information remains unchanged.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	30 JUNE 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
146,260	7.925 GBP	7.6916 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
497,140	7.9131 GBP	7.6950 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	195,691	7.9131 GBP
CFD	SHORT	243,622	7.908099 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	**03 JULY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:08 05-Jul-06
Number	7178F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	04 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	503,271	0.10%	346,294	0.07%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	503,271	0.10%	346,294	0.07%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	8340	765 pence
PURCHASE	4081	765
PURCHASE	2000	765
PURCHASE	3000	765
PURCHASE	2597	765
PURCHASE	5743	765
PURCHASE	1010	765
PURCHASE	2658	765
PURCHASE	1332	765
PURCHASE	958	765
PURCHASE	10000	765.5
PURCHASE	2910	765.5
PURCHASE	1272	765.5
PURCHASE	9687	765.5
PURCHASE	8474	765.5
PURCHASE	1241	765.5
PURCHASE	100	765.5
SALE	2464	765.5
SALE	700	765.5
PURCHASE	1185	766
PURCHASE	640	766
PURCHASE	6891	766
PURCHASE	9945	766
PURCHASE	4079	766
SALE	8884	766
SALE	1000	766
SALE	344	766
SALE	800	766
SALE	207	766
SALE	2000	766
SALE	600	766
SALE	3033	766
SALE	1433	766
PURCHASE	1941	766.5
PURCHASE	1806	766.5
PURCHASE	6664	766.5
PURCHASE	521	766.5
PURCHASE	706	766.5
PURCHASE	100	766.5
PURCHASE	322	766.5
SALE	1158	766.5
SALE	1000	766.5
SALE	2000	766.5
SALE	1131	766.5
SALE	1596	766.5
SALE	1132	766.5
PURCHASE	35773	766.796086
SALE	35773	766.796086
PURCHASE	105224	766.952896
SALE	105224	766.952896
PURCHASE	3000	767
PURCHASE	3000	767
PURCHASE	5390	767
PURCHASE	600	767
PURCHASE	1444	767
PURCHASE	444	767
PURCHASE	1866	767
PURCHASE	6036	767
PURCHASE	4028	767
PURCHASE	706	767
PURCHASE	1711	767

SALE	1043	767
SALE	800	767
SALE	651	767
SALE	3000	767
SALE	444	767
SALE	2300	767
SALE	1866	767
SALE	1000	767
SALE	1000	767
SALE	2000	767
SALE	4070	767
SALE	903	767
SALE	59	767
PURCHASE	3000	767.5
PURCHASE	2000	767.5
PURCHASE	1000	767.5
PURCHASE	1449	767.5
PURCHASE	29	767.5
PURCHASE	4509	767.5
SALE	2200	767.5
SALE	6550	767.5
SALE	1000	767.5
SALE	3000	767.5
SALE	1900	767.5
SALE	1449	767.5
PURCHASE	104647	767.674448
SALE	104647	767.674448
PURCHASE	3000	768
PURCHASE	1801	768
PURCHASE	2071	768
PURCHASE	500	768
PURCHASE	5000	768
PURCHASE	1002	768
PURCHASE	3000	768
PURCHASE	17	768
PURCHASE	100	768
PURCHASE	6000	768
PURCHASE	1371	768
PURCHASE	1288	768
SALE	900	768
SALE	1500	768
SALE	1000	768
SALE	2300	768
SALE	875	768
SALE	4700	768
PURCHASE	2945	768.5
PURCHASE	705	768.5
SALE	8000	769
SALE	655	769
PURCHASE	3000	769.5
PURCHASE	3428	769.5
SALE	7000	769.5
SALE	4000	769.5
PURCHASE	1108	770
PURCHASE	2000	770
PURCHASE	484	770.5
PURCHASE	5000	770.5
SALE	4000	770.5
SALE	1000	770.5
SALE	4000	771

(b) Derivatives transactions (other than options)

Product name, e.g Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)
CFD		

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	05 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:11 05-Jul-06
Number	7183F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	04 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
78,929	7.6850 GBP	7.6600 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
194,244	7.7500 GBP	7.6600 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	125,000	7.6635 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	05 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company Credit Suisse Securities (Eur) Ltd
TIDM
Headline EPT Disclosure
Released 12:18 05-Jul-06
Number 7191F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	04 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
22224	7.6850	7.6450

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
24147	7.6873	7.6600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	150000	7.6873
CFD	Long	16731	7.6660
CFD	Short	3015	7.6616

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:18 05-Jul-06
Number	7189F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	04 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	254,334 (0.052%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	254,334 (0.052%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit** (Note 4)
Buy	350	7.6850
Buy	25	7.6800
Buy	125	7.6800
Buy	100	7.6800
Buy	275	7.6800
Buy	700	7.6800
Buy	205	7.6650
Buy	920	7.6650

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	05 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:21 05-Jul-06
Number	7197F

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	05 July 2006
Date of dealing	04 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

04 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
5,476	GBP 15.86	GBP 15.85
Total number of securities sold	**Highest price received**	**Lowest price received**
13,126	GBP 15.85	GBP 15.83

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
131,368	GBP 1.75	GBP 1.75
Total number of securities sold	**Highest price received**	**Lowest price received**
145,258	GBP 1.76	GBP 1.72

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
1,716	GBP 10.16	GBP 10.16
Total number of securities sold	**Highest price received**	**Lowest price received**
1,606	GBP 10.15	GBP 10.15

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	04/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
20,713	GBP 7.78	GBP 7.65

Total number of securities sold	Highest price received	Lowest price received
20,835	GBP 7.73	GBP 7.66

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	05/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	16:00 05-Jul-06
Number	7418F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	04/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12165180	2.50458		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12165180	2.50458	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	1137	7.71

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	05/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	11:19 06-Jul-06
Number	7815F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.3717948
Date of dealing	05 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	5,981,134	1.231%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	5,981,134	1.231%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	20,000	GBP7.552400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 06 JULY 2006

Contact name NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:29 06-Jul-06
Number	7836F

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	06 July 2006
Date of dealing	05 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

05 July 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Boots Group Plc - Common
Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
28,985	GBP 15.85	GBP 15.84
Total number of securities sold	**Highest price received**	**Lowest price received**
29,802	GBP 15.86	GBP 15.83

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
SHORT CFDSHORT			600GBP 15.82

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
60,967	GBP 1.74	GBP 1.72
Total number of securities sold	**Highest price received**	**Lowest price received**
96,646	GBP 1.74	GBP 1.71

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
379,040	GBP 10.06	GBP 10.00
Total number of securities sold	**Highest price received**	**Lowest price received**
312,800	GBP 10.11	GBP 10.02

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	05/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
510,088	GBP 7.63	GBP 7.52
Total number of securities sold	**Highest price received**	**Lowest price received**
455,950	GBP 7.63	GBP 7.51

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:05 06-Jul-06
Number	7866F

FORM 38.5(a)

AMENDMENT – Due to cancelled transactions, the disclosure made on 04 July 2006, for trading on 03 July 2006 is being updated.
Total purchases originally disclosed, 168,255 shares, has been updated to total purchases, 163,279 shares

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	03 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
163279	7.8008 GBP	7.6919 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
204552	7.8515 GBP	7.7497 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	1705	7.695 GBP
CFD	Short	4186	7.695 GBP
CFD	Short	2750	7.695 GBP
CFD	Short	1678	7.695 GBP
CFD	Short	5500	7.695 GBP

CFD	Short	1452	7.695 GBP
CFD	Short	2750	7.695 GBP
CFD	Short	2530	7.695 GBP
CFD	Short	4400	7.695 GBP
CFD	Short	5500	7.695 GBP
CFD	Short	1238	7.695 GBP
CFD	Short	1683	7.695 GBP
CFD	Short	2750	7.695 GBP
CFD	Short	1888	7.695 GBP
CFD	Short	1735	7.695 GBP
CFD	Short	2	7.695 GBP
CFD	Short	3621	7.695 GBP
CFD	Short	9697	7.7533 GBP
CFD	Short	176	7.7886 GBP
CFD	Short	176	7.8014 GBP
CFD	Short	20528	7.695 GBP
CFD	Short	17594	7.695 GBP
CFD	Short	700	7.7595 GBP
CFD	Short	47000	7.80 GBP
CFD	Short	2075	7.7835 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	06 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC

Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:06 06-Jul-06
Number	7869F

FORM 38.5(a)

LATE DISCLOSURE

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	04 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
152,980	7.72 GBP	7.6550 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
280	7.6600 GBP	7.6600 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	280	7.701348 GBP
CFD	Long	280	7.658658 GBP
CFD	Short	2,700	7.6613 GBP
CFD	Short	150,000	7.68090 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	06 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:11 06-Jul-06
Number	7871F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	05 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
0		

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
15000	7.5869 GBP	5.3859 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	2696	7.5805 GBP
CFD	Short	318	7.5805 GBP
CFD	Short	11352	7.5805 GBP
CFD	Short	3386	7.5805 GBP
CFD	Short	924	7.5805 GBP
CFD	Short	15515	7.5805 GBP
CFD	Short	21500	7.5805 GBP
CFD	Short	6750	7.5805 GBP
CFD	Short	1750	7.5805 GBP
CFD	Short	15870	7.5805 GBP
CFD	Short	6452	7.5805 GBP

CFD	Short	8	7.5805 GBP
CFD	Short	2364	7.5805 GBP
CFD	Short	11115	7.5805 GBP
CFD	Short	115000	7.5178 GBP
CFD	Long	280	7.5387 GBP
CFD	Long	280	7.5613 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	06 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:11 06-Jul-06
Number	7874F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	05/07/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,722,065	7.354%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,722,065	7.354%	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	1,101	757p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	06/07/06
Contact name	Albion Onojobi

Telephone number 020 7658 2962

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:54 06-Jul-06
Number	7902F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	05 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	542,843	0.11%	273,995	0.06%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	542,843	0.11%	273,995	0.06%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. **DEALINGS** (Note 3)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	3285	751 pence
PURCHASE	13315	751
PURCHASE	40	751.5
PURCHASE	8567	751.5
SALE	13306	751.5
SALE	2800	751.5
SALE	1536	751.5
SALE	2400	751.5
SALE	785	751.5
SALE	1500	751.5
SALE	2300	751.5
SALE	2273	751.5
SALE	622	751.5
PURCHASE	1240	752
PURCHASE	5054	752
PURCHASE	5000	752
PURCHASE	1600	752
SALE	1330	752
SALE	5026	752
PURCHASE	11039	752.5
SALE	1150	752.5
SALE	1653	752.5
SALE	3881	752.5
SALE	7755	752.5
SALE	2443	752.5
SALE	3072	752.5
SALE	1159	752.5
SALE	1000	752.5
PURCHASE	1075	753
PURCHASE	5000	753
PURCHASE	800	753
PURCHASE	9575	753
PURCHASE	10332	753
PURCHASE	800	753
PURCHASE	2148	753
SALE	1150	753
SALE	1150	753
PURCHASE	5973	753.5
PURCHASE	2571	753.5
SALE	1062	753.5
PURCHASE	325	754
PURCHASE	349	754
PURCHASE	100	754
PURCHASE	1794	754
SALE	4000	754
SALE	2342	754
PURCHASE	362	754.5
PURCHASE	187	754.5
PURCHASE	1204	754.5
PURCHASE	1112	754.5
PURCHASE	702	754.5
PURCHASE	1018	754.5
PURCHASE	357	754.5
SALE	1320	754.5
PURCHASE	490	755
PURCHASE	393	755
PURCHASE	9861	755
PURCHASE	1055	755
PURCHASE	1284	755
PURCHASE	254	755
PURCHASE	185	755

PURCHASE	2151	755
PURCHASE	29	755
PURCHASE	100	755
PURCHASE	10227	755
PURCHASE	457	755
PURCHASE	1661	755
PURCHASE	38897	755.05653
SALE	38897	755.05653
PURCHASE	200	755.5
PURCHASE	509	755.5
PURCHASE	1100	755.5
PURCHASE	33	755.5
PURCHASE	11	755.5
PURCHASE	223690	755.840518
SALE	223690	755.840518
PURCHASE	4000	756
PURCHASE	2770	756
PURCHASE	100	756
PURCHASE	100	756
PURCHASE	1662	756
PURCHASE	4669	756
PURCHASE	4641	756
PURCHASE	100	756
PURCHASE	1020	756
PURCHASE	1180	756
PURCHASE	763	756
PURCHASE	9122	756
SALE	3800	756
SALE	2000	756
SALE	3000	756
SALE	4512	756
PURCHASE	216383	756.397822
SALE	216383	756.397822
PURCHASE	2270	756.5
PURCHASE	210	756.5
PURCHASE	251	756.5
PURCHASE	1926	756.5
PURCHASE	444	756.5
PURCHASE	156	756.5
PURCHASE	1662	756.5
PURCHASE	538	756.5
SALE	4236	756.5
SALE	1215	756.5
SALE	2463	756.5
SALE	2000	756.5
SALE	4425	756.5
PURCHASE	800	757
PURCHASE	3500	757
PURCHASE	1300	757
PURCHASE	1157	757
PURCHASE	243	757
SALE	1950	757
SALE	2300	757
SALE	2974	757
SALE	5300	757
SALE	1150	757
SALE	100	757
SALE	1600	757
SALE	367	757
PURCHASE	1000	757.5
PURCHASE	33	757.5
PURCHASE	767	757.5
PURCHASE	5000	757.5
PURCHASE	6025	757.5
PURCHASE	100	757.5

PURCHASE	1364	757.5
PURCHASE	551	757.5
PURCHASE	1109	757.5
PURCHASE	1600	757.5
PURCHASE	3612	757.5
PURCHASE	700	757.5
PURCHASE	100	757.5
PURCHASE	404	757.5
PURCHASE	4515	757.5
PURCHASE	1454	757.5
PURCHASE	4639	757.5
PURCHASE	100	757.5
PURCHASE	373	757.5
PURCHASE	1884	757.5
PURCHASE	1075	757.5
PURCHASE	2300	757.5
SALE	1900	757.5
SALE	1107	757.5
SALE	403	757.5
SALE	1582	757.5
SALE	6967	757.5
SALE	3142	757.5
SALE	2820	757.5
PURCHASE	10932	757.838227
SALE	10932	757.838227
PURCHASE	800	758
PURCHASE	1105	758

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction	Details	Price per unit (if applicable)

(Note 7)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	06 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:54 06-Jul-06
Number	7901F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	05 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
107551	7.5900	7.5050

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
12141	7.5950	7.5400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	85658	7.5565
CFD	Short	67	7.5334
CFD	Short	591	7.5334

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	06 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END


Close

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:01 06-Jul-06
Number	7911F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	05 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	258,946 (0.053%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	258,946 (0.053%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	175	7.6000
Buy	300	7.5750
Buy	175	7.5800
Buy	875	7.5850
Buy	450	7.5850
Buy	662	7.5800
Buy	150	7.5600
Buy	1075	7.5300
Buy	300	7.5150
Buy	600	7.5150
Sell	77	7.5100
Sell	73	7.5100

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	06 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	13:01 06-Jul-06
Number	7913F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	05 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,205,271	7.5952 GBP	7.511946 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
1,212,370	7.6150 GBP	7.5000 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	2	7.5202 GBP
CFD	LONG	50,000	7.5312 GBP
CFD	LONG	100,000	7.5713 GBP
CFD	LONG	200,000	7.5952 GBP
CFD	SHORT	249,998	7.520203 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number Exercise Type, e.g. Expiry Option

name,e.g call option	selling, purchasing, varying etc	of securities to which the option relates (Note 5)	price	American, European etc.	date	moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	**06 JULY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	13:31 06-Jul-06
Number	7928F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**05 July 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities	**8088612 (1.67%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**8088612 (1.67%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	6453	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure	**06 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	13:34 06-Jul-06
Number	7930F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	05 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	11186672 (2.3%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	11186672 (2.3%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	417	
GB00B0P7Y252	ORD / CMN	Purchase	319894	
GB00B0P7Y252	ORD / CMN	Purchase	1925	
GB00B0P7Y252	ORD / CMN	Sale	1287	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**06 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:20 06-Jul-06
Number	8023F

RNS Number:8023F
Franklin Resources Inc
06 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JULY 5, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,925,893	8.01%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,925,893	8.01%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	147,951	7.697 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure JULY 6 , 2006

Contact name LORI A. WEBER

Telephone number 954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	16:04 06-Jul-06
Number	8117F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	05/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12166453	2.50484		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12166453	2.50484	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	1273	7.54

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)	NO

Disclosure Date	06/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:45 07-Jul-06
Number	8465F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**06 July 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
345225	7.5195 GBP	7.5195 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
760000	7.5793 GBP	7.448 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	13328	7.5007 GBP
CFD	Short	1602	7.5007 GBP
CFD	Short	3846	7.5007 GBP
CFD	Short	12078	7.5007 GBP
CFD	Short	31200	7.5007 GBP
CFD	Short	31200	7.5007 GBP
CFD	Short	10800	7.5007 GBP
CFD	Short	2400	7.5007 GBP
CFD	Short	39000	7.5007 GBP
CFD	Short	39000	7.5007 GBP
CFD	Short	13500	7.5007 GBP

CFD	Short	3000	7.5007 GBP
CFD	Short	8775	7.5007 GBP
CFD	Short	8775	7.5007 GBP
CFD	Short	3037	7.5007 GBP
CFD	Short	498	7.5007 GBP
CFD	Short	11929	7.5007 GBP
CFD	Short	11929	7.5007 GBP
CFD	Short	67	7.5007 GBP
CFD	Short	3268	7.5007 GBP
CFD	Short	768	7.5007 GBP
CFD	Short	5000	7.4822 GBP
CFD	Long	280	7.4987 GBP
CFD	Long	280	7.4413 GBP
CFD	Short	69775	7.4618 GBP
CFD	Short	600000	7.448 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	07 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:46 07-Jul-06
Number	8587F

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	07 July 2006
Date of dealing	06 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

06 July 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Boots Group Plc - Common
Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
126,208	GBP 15.86	GBP 15.84
Total number of securities sold	**Highest price received**	**Lowest price received**
126,035	GBP 15.91	GBP 15.84

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
348,187	GBP 1.73	GBP 1.73
Total number of securities sold	**Highest price received**	**Lowest price received**
380,992	GBP 1.74	GBP 1.73

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
14,913	GBP 9.97	GBP 9.94
Total number of securities sold	**Highest price received**	**Lowest price received**
10,642	GBP 9.97	GBP 9.93

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	06/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
149,213	GBP 7.54	GBP 7.45

Total number of securities sold	Highest price received	Lowest price received
281,857	GBP 7.54	GBP 7.47

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:18 07-Jul-06
Number	8615F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	06 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	761,126	0.16%	165,881	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	761,126	0.16%	165,881	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASES	7962	740.5 pence
PURCHASES	5110	740.5
PURCHASES	4212	740.5
PURCHASES	11630	742.5
SALE	1328	742.5
SALE	1466	742.5
PURCHASES	3744	743.5
PURCHASES	1400	744
PURCHASES	900	744
PURCHASES	900	744
PURCHASES	13440	744
PURCHASES	3169	744.5
PURCHASES	10286	744.5
SALE	12203	744.5
SALE	2000	744.5
SALE	200	744.5
SALE	767	744.5
SALE	553	744.5
SALE	1800	744.5
PURCHASES	9045	745
SALE	3171	745
SALE	2914	745
SALE	2300	745
SALE	5000	745
SALE	200	745
SALE	3700	745
SALE	1500	745
SALE	2658	745
SALE	1	745
SALE	2000	745
SALE	77	745.5
SALE	1823	745.5
SALE	1900	745.5
SALE	1800	745.5
SALE	567	745.5
SALE	1800	745.5
SALE	1900	745.5
SALE	1500	745.5
SALE	200	745.5
SALE	1500	745.5
SALE	1021	745.5
SALE	2099	745.5
PURCHASES	29862	745.77468
SALE	29862	745.77468
PURCHASES	3300	746
PURCHASES	5000	746
PURCHASES	9019	746
PURCHASES	1982	746
PURCHASES	7550	746
PURCHASES	5854	746
SALE	2423	746
SALE	4700	746
SALE	140	746
SALE	754	746
SALE	2200	746
SALE	3242	746
SALE	269	746
SALE	2876	746
SALE	1942	746
SALE	100	746
SALE	100	746

SALE	2300	746
SALE	3100	746
SALE	400	746
SALE	1814	746
SALE	2500	746
SALE	417	746
SALE	81	746
SALE	2893	746
SALE	36	746
SALE	4260	746
PURCHASES	80000	746.0351
PURCHASES	4651	746.5
PURCHASES	1200	746.5
PURCHASES	1300	746.5
PURCHASES	4450	746.5
PURCHASES	5000	746.5
SALE	100	746.5
SALE	100	746.5
SALE	3500	746.5
SALE	2092	746.5
SALE	1160	746.5
SALE	2	746.5
SALE	2131	746.5
SALE	2600	746.5
SALE	868	746.5
SALE	1280	746.5
SALE	1500	746.5
SALE	1319	746.5
SALE	1500	746.5
SALE	4202	746.5
SALE	2705	746.5
SALE	405	746.5
PURCHASES	29862	746.880283
SALE	29862	746.880283
PURCHASES	2000	747
PURCHASES	11923	747
PURCHASES	400	747
SALE	1357	747
SALE	883	747
SALE	6000	747
SALE	5299	747
SALE	77	747
SALE	1150	747
SALE	2073	747
SALE	1150	747
SALE	399	747
SALE	1150	747
SALE	4468	747
SALE	473	747
SALE	3800	747
SALE	77	747
SALE	3400	747
SALE	61	747
SALE	2850	747
SALE	2089	747
SALE	1150	747
SALE	2570	747
SALE	700	747
SALE	16	747
SALE	1383	747
SALE	1117	747
SALE	478	747
SALE	1150	747
PURCHASES	900	747.5
PURCHASES	4870	747.5

PURCHASES	911	747.5
PURCHASES	400	747.5
PURCHASES	10987	747.5
PURCHASES	1079	747.5
PURCHASES	1550	747.5
PURCHASES	400	747.5
SALE	3800	747.5
SALE	1400	747.5
SALE	900	747.5
SALE	9600	747.5
SALE	1900	747.5
SALE	371	747.5
SALE	2000	747.5
SALE	153	747.5
SALE	306	747.5
SALE	1159	747.5
SALE	2500	747.5
SALE	2778	747.5
SALE	11200	747.5
SALE	700	747.5
SALE	1159	747.5
SALE	1859	747.5
PURCHASES	4373	748
PURCHASES	1530	748
PURCHASES	1146	748
PURCHASES	10119	748
PURCHASES	6158	748
PURCHASES	4576	748
PURCHASES	13368	748
PURCHASES	3300	748
SALE	2092	748
SALE	607	748
SALE	500	748
SALE	889	748
SALE	3101	748
SALE	7412	748
SALE	700	748
SALE	1094	748
SALE	462	748
SALE	2070	748
PURCHASES	1857	748.5
PURCHASES	1059	748.5
PURCHASES	1857	748.5
PURCHASES	1350	748.5
PURCHASES	8109	748.5
PURCHASES	4565	748.5
PURCHASES	9102	748.5
PURCHASES	5740	748.5
PURCHASES	3779	748.5
PURCHASES	4980	748.5
PURCHASES	3298	748.5
PURCHASES	13360	748.5
PURCHASES	2267	748.5
SALE	2900	748.5
SALE	827	748.5
SALE	1600	748.5
SALE	346	748.5
SALE	1500	748.5
SALE	771	748.5
SALE	1500	748.5
SALE	1500	748.5
SALE	816	748.5
SALE	2300	748.5
SALE	1200	748.5
SALE	5700	748.5

SALE	1150	748.5
SALE	650	748.5
SALE	3701	748.5
PURCHASES	353952	748.553081
SALE	353952	748.553081
PURCHASES	365046	748.963458
SALE	365046	748.963458
PURCHASES	7978	749
SALE	13351	749
SALE	1400	749
SALE	2500	749
SALE	833	749
SALE	2500	749
SALE	4897	749
SALE	2163	749
SALE	2223	749
SALE	1500	749
SALE	2300	749
SALE	1500	749
SALE	692	749
PURCHASES	10961	749.5
PURCHASES	2381	749.5
PURCHASES	2749	749.5
PURCHASES	2420	749.5
PURCHASES	5000	749.5
PURCHASES	5000	749.5
PURCHASES	4057	749.5
PURCHASES	5804	749.5
PURCHASES	2645	749.5
PURCHASES	13342	749.5
SALE	2900	749.5
SALE	2109	749.5
PURCHASES	110000	749.62
PURCHASES	3103	750
PURCHASES	10230	750
PURCHASES	3841	750
PURCHASES	542	750
SALE	19	750
SALE	365	750.5
SALE	1404	750.5
SALE	1150	750.5
SALE	993	750.5
SALE	1348	750.5
SALE	1154	750.5
PURCHASES	4494	751
PURCHASES	1300	751
SALE	5304	751
SALE	482	751
SALE	1300	751
SALE	557	751
SALE	143	751
SALE	2300	751.5
SALE	2006	751.5
SALE	922	751.5
SALE	4400	751.5
SALE	1100	751.5
SALE	1000	751.5
SALE	410	751.5
SALE	242	751.5
SALE	1153	751.5
SALE	1373	751.5
SALE	1500	752
SALE	1500	752
SALE	496	752
SALE	5270	752

SALE	3000	752
SALE	2653	752
SALE	4305	752
SALE	5215	752.5
SALE	1600	752.5
SALE	1100	752.5
SALE	1140	752.5
SALE	493	752.5
SALE	1637	752.5
SALE	2415	752.5
SALE	407	752.5
SALE	1831	752.5
SALE	1845	752.5
SALE	1207	752.5
SALE	894	752.5
SALE	1500	752.5
SALE	2703	752.5
SALE	2178	752.5
SALE	422	752.5
PURCHASES	648	753
PURCHASES	2958	753
PURCHASES	7397	753
PURCHASES	10000	753
PURCHASES	4045	753
PURCHASES	5977	753
PURCHASES	2092	753
PURCHASES	4007	753
SALE	3937	753
SALE	1500	753
SALE	1500	753.5
SALE	600	753.5
SALE	1600	753.5
SALE	5200	753.5
SALE	571	753.5
SALE	3088	753.5
SALE	50	753.5
SALE	169	753.5
SALE	2300	753.5
SALE	3924	753.5
PURCHASES	150000	753.6201
PURCHASES	4893	754
PURCHASES	6907	754
SALE	1081	754
SALE	1353	754
SALE	486	754
SALE	900	754
SALE	755	754
SALE	490	754
SALE	2500	754
SALE	4169	754.5
SALE	483	754.5
SALE	2293	754.5
SALE	1400	754.5
SALE	1500	754.5
SALE	2000	754.5
SALE	28	754.5
SALE	1500	754.5
SALE	1500	754.5
PURCHASES	6700	755
SALE	1200	755
SALE	2958	755
PURCHASES	3300	756

TOTAL Sale:	**1,199,513**
TOTAL Purchases:	**1,525,910**

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

……………………………………………………………………

……………………………………………………………………

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	07 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286

Name of offeree/offeror with which connected BOOTS GROUP PLC

Nature of connection (Note 9) CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:23 07-Jul-06
Number	8622F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	06 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
368182	7.5500	7.4100

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
257145	7.5500	7.4700

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	149287	7.4710
CFD	Short	39978	7.4987
CFD	Short	107	7.4933

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	07 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:23 07-Jul-06
Number	8625F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	06 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
437,147	7.5500 GBP	7.4500 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
850,008	7.5350 GBP	7.4500 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	500,000	7.51621 GBP
CFD	SHORT	250,000	7.470527 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

the option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	07 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:24 07-Jul-06
Number	8626F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	06 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	265,567 (0.054%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	265,567 (0.054%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	775	7.4650
Buy	175	7.4800
Buy	160	7.4850
Buy	1275	7.4950
Buy	575	7.4800
Buy	307	7.4800
Buy	1118	7.4800
Buy	500	7.5200
Buy	1000	7.5200
Buy	736	7.5250

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	07 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	13:45 07-Jul-06
Number	8693F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	06/07/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,725,994	7.355 %		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,725,994	7.355 %	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,929	756p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	07/07/06
Contact name	Andrea Rowe

Telephone number 020 7658 2521

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	14:08 07-Jul-06
Number	8738F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.37179482
Date of dealing	06 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,314,897	3.97%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,314,897	3.97%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,600	GBP 7.4775
Sale	1,600	GBP 7.4775
Sale	2,900	GBP 7.5175

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure **07 July 2006**

Contact name	**Helen Lewis**
Telephone number	**0207 528 6742**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:21 07-Jul-06
Number	8795F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	06/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12161350	2.50379		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12161350	2.50379	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	5103	7.50

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date 07/07/2006
Contact Name Peter Shum
Telephone Number 020 7698 6132
If Connected EFM N/A
Name of Offeree/Offeror
With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	18:20 07-Jul-06
Number	8794F

RNS Number:8794F
Franklin Resources Inc
07 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	July 6, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,925,883	8.01%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,925,883	8.01%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10	7.55 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure July 7, 2006

Contact name Lori A. Weber

Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group plc
Released	10:28 10-Jul-06
Number	9232F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.37179482
Date of dealing	07 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,316,197	3.97%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,316,197	3.97%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,300	GBP 7.55

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**10 July 2006**
Contact name	**Helen Lewis**

Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:09 10-Jul-06
Number	9258F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	07 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
289800	7.5469 GBP	7.479 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
115330	7.5601 GBP	7.525 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	747	7.5484 GBP
CFD	Short	3900	7.5526 GBP
CFD	Short	8970	7.479 GBP
CFD	Short	41759	7.5416 GBP
CFD	Short	5910	7.535 GBP
CFD	Long	20500	7.549 GBP
CFD	Short	2100	7.5367 GBP
CFD	Short	16984	7.5145 GBP
CFD	Long	110000	7.5461 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	10 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure - Amend
Released	11:10 10-Jul-06
Number	9259F

FORM 38.5(a)

AMENDMENT – Due to cancelled transactions the disclosure made on 03 July 2006, for trading on 30 June 2006 is being updated.
Total sales originally disclosed, 885,776 shares, has been updated to total sales, 712,415 shares

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**30 June 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
2650	7.9184 GBP	7.7623 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
712415	7.9597 GBP	7.6431 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	7450	7.9184 GBP
CFD	Short	9264	7.9081 GBP
CFD	Long	280	7.6936 GBP
CFD	Long	280	7.7614 GBP
CFD	Short	227815	7.7484 GBP
CFD	Short	4699	7.7484 GBP
CFD	Short	36137	7.7484 GBP

CFD	Short	131349	7.7484 GBP
CFD	Long	1000	7.7639 GBP
CFD	Short	294051	7.6431 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	10 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	11:16 10-Jul-06
Number	9270F

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**07 July 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities	**8413890 (1.73%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**8413890 (1.73%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	325278	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**10 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:43 10-Jul-06
Number	9326F

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	10 July 2006
Date of dealing	07 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

07 July 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Boots Group Plc - Common
Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
80,228	GBP 15.88	GBP 15.86
Total number of securities sold	**Highest price received**	**Lowest price received**
77,771	GBP 15.88	GBP 15.86

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
161,439	GBP 1.74	GBP 1.72
Total number of securities sold	**Highest price received**	**Lowest price received**
105,391	GBP 1.74	GBP 1.72

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
3,438	GBP 10.01	GBP 9.97
Total number of securities sold	**Highest price received**	**Lowest price received**
14,422	GBP 10.02	GBP 9.96

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	07/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
18,913	GBP 7.80	GBP 7.48

Total number of securities sold	Highest price received	Lowest price received
57,233	GBP 7.80	GBP 7.53

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:26 10-Jul-06
Number	9389F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	07 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
101,137	7.56009 GBP	7.5316 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
219,958	7.5550 GBP	7.5000 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	200,000	7.539622 GBP
CFD	LONG	100,000	7.5601 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

the option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	10 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:30 10-Jul-06
Number	9395F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	07 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	727,018	0.15%	184,163	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	727,018	0.15%	184,163	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	677	749 pence
SALE	143	749
SALE	768	749
PURCHASE	1037	750
SALE	286	751
SALE	690	751
SALE	1224	751
SALE	943	751
PURCHASE	638	751.5
PURCHASE	1000	751.5
PURCHASE	104	751.5
PURCHASE	2600	751.5
SALE	1012	751.5
SALE	1500	751.5
SALE	455	751.5
PURCHASE	4358	752.5
PURCHASE	7648	752.5
PURCHASE	195	752.5
PURCHASE	300	752.5
SALE	1565	752.5
SALE	2184	752.5
SALE	3385	752.5
SALE	1887	752.5
SALE	2370	752.5
SALE	1300	752.5
SALE	2500	752.5
PURCHASE	2900	753
PURCHASE	3509	753
PURCHASE	2844	753
PURCHASE	815	753
PURCHASE	225	753
PURCHASE	300	753
PURCHASE	1334	753
PURCHASE	1355	753
PURCHASE	3410	753
PURCHASE	200	753
PURCHASE	781	753
PURCHASE	1222	753
PURCHASE	1500	753
PURCHASE	2953	753
SALE	100	753
SALE	800	753
SALE	2000	753
SALE	1509	753
SALE	926	753
SALE	1000	753
SALE	300	753
SALE	565	753
SALE	810	753
SALE	956	753
SALE	2300	753
SALE	900	753
SALE	3000	753
SALE	100	753
SALE	4574	753
SALE	3016	753
SALE	2000	753
PURCHASE	1382	753.5
PURCHASE	1500	753.5
PURCHASE	148	753.5
PURCHASE	5361	753.5

SALE	820	753.5
SALE	3556	753.5
SALE	4651	753.5
SALE	1058	753.5
SALE	1322	753.5
SALE	3492	753.5
SALE	2748	753.5
SALE	1782	753.5
SALE	1218	753.5
PURCHASE	110	754
PURCHASE	3444	754
PURCHASE	2142	754
PURCHASE	1641	754
PURCHASE	10000	754
PURCHASE	3262	754
PURCHASE	6738	754
PURCHASE	300	754
PURCHASE	3254	754
PURCHASE	1153	754
PURCHASE	200	754
SALE	1300	754
SALE	5897	754
SALE	815	754
SALE	831	754
SALE	176	754
SALE	788	754
SALE	6000	754
SALE	2000	754
SALE	4474	754
SALE	632	754
SALE	700	754
PURCHASE	148698	754.040723
SALE	148698	754.040723
PURCHASE	304025	754.04323
SALE	304025	754.043237
PURCHASE	155327	754.045607
SALE	155327	754.045607
PURCHASE	16689	754.214747
SALE	16689	754.214747
PURCHASE	812	754.5
PURCHASE	3573	754.5
PURCHASE	575	754.5
PURCHASE	1287	754.5
PURCHASE	111	754.5
PURCHASE	8428	754.5
PURCHASE	1500	754.5
PURCHASE	8	754.5
PURCHASE	3300	754.5
PURCHASE	2970	754.5
PURCHASE	300	754.5
PURCHASE	817	754.5
PURCHASE	2380	754.5
PURCHASE	2300	754.5
SALE	3000	754.5
SALE	2848	754.5
SALE	152	754.5
SALE	2256	754.5
SALE	1570	754.5
SALE	3000	754.5
SALE	1699	754.5
SALE	356	754.5
SALE	1400	754.5
SALE	2936	754.5
SALE	1029	754.5
SALE	571	754.5

SALE	1274	754.5
SALE	616	754.5
SALE	934	754.5
SALE	11731	754.5
SALE	1360	754.5
SALE	3651	754.5
SALE	41	754.5
SALE	7877	754.5
SALE	1684	754.5
SALE	1926	754.5
SALE	5000	754.5
SALE	74	754.5
SALE	817	754.5
SALE	5754	754.5
SALE	1819	754.5
SALE	3000	754.5
SALE	1166	754.5
SALE	4286	754.5
PURCHASE	3444	755
PURCHASE	202	755
PURCHASE	1151	755
PURCHASE	5000	755
PURCHASE	5926	755
PURCHASE	3839	755
PURCHASE	300	755
PURCHASE	2704	755
PURCHASE	1500	755
PURCHASE	3303	755
PURCHASE	200	755
PURCHASE	2136	755
PURCHASE	1500	755
PURCHASE	200	755
PURCHASE	1688	755
PURCHASE	2447	755
PURCHASE	5167	755
SALE	447	755
SALE	1000	755
SALE	1553	755
SALE	2154	755
SALE	938	755
SALE	4972	755
SALE	2202	755
SALE	868	755
SALE	823	755
SALE	205	755
SALE	1283	755
SALE	41	755
SALE	9000	755
SALE	1688	755
SALE	18	755
SALE	1614	755
SALE	328	755.5
SALE	3476	755.5
SALE	690	755.5
SALE	100	755.5
SALE	7000	755.5
SALE	3300	755.5
PURCHASE	2300	756
PURCHASE	2411	756
PURCHASE	1500	756

TOTAL Sale: **834,271**

TOTAL Purchases: **781,881**

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	10 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC

Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:46 10-Jul-06
Number	9406F

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	07 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
155844	7.5600	7.4850

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
378445	7.5600	7.5187

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	70100	7.5486
CFD	Short	6000	7.5187
CFD	Short	2669	7.5353
CFD	Short	70100	7.5486
CFD	Short	89739	7.5472

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	10 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



Company	Credit Suisse Asset Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:46 10-Jul-06
Number	9343F

RNS Number:9343F
Credit Suisse Asset Management Ltd
10 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	CREDIT SUISSE ASSET MANAGEMENT LIMITED, LONDON.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	COMM STK PAR GBP 37.179
Date of dealing	07 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,901,874	(1.22)		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	5,901,874	(1.22)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	4,000	7.545000 (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	10 JULY 2006
Contact name	SABINA KHANAM
Telephone number	020 7426 2497
If a connected EFM, name of offeree/offeror with which connected	ALLIANCE UNICHEM PLC
If a connected EFM, state nature of connection (Note 10)	EXEMPT FUND MANAGER IS UNDER THE SAME CONTROL AS A CONNECTED ADVISOR TO THE OFFEROR

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company Credit Suisse Securities (Eur) Ltd
TIDM
Headline EPT Disclosure
Released 12:49 10-Jul-06
Number 9407F

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	07 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	267,417 (0.055%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	267,417 (0.055%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	1600	7.5450
Buy	50	7.5500
Buy	200	7.5500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	10 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:29 10-Jul-06
Number	9494F

RNS Number:9494F
Franklin Resources Inc
10 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JULY 7, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,925,943	8.01%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,925,943	8.01%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	60	7.525 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	JULY 10, 2006
Contact name	LORI A. WEBER

Telephone number 954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	16:07 10-Jul-06
Number	9648F

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	07/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 1 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12161349	2.50379		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12161349	2.50379	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a) Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	10/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:39 11-Jul-06
Number	0080G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	10 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
13,916	7.6200 GBP	7.5316 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
159,977	7.6000 GBP	7.5237 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	100,000	7.5237 GBP
CFD	SHORT	25,000	7.5312 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

the option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	11 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:46 11-Jul-06
Number	0090G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	10 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	714,475	0.15%	177,423	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	714,475	0.15%	177,423	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	6698	751 pence
PURCHASE	2007	753
PURCHASE	4680	753
SALE	2000	753
SALE	694	753
SALE	3400	753
PURCHASE	3058	753.5
PURCHASE	932	753.5
PURCHASE	2658	753.5
PURCHASE	1500	753.5
PURCHASE	1297	753.5
PURCHASE	2738	753.5
PURCHASE	61	753.5
PURCHASE	4500	753.5
PURCHASE	63	753.5
PURCHASE	3300	753.5
PURCHASE	1486	753.5
PURCHASE	8609	753.5
PURCHASE	96	753.5
PURCHASE	8593	753.5
SALE	900	753.5
SALE	1200	753.5
SALE	539	753.5
SALE	502	753.5
SALE	96	753.5
SALE	8593	753.5
SALE	900	754
SALE	2000	754
SALE	200	754
SALE	2439	754
SALE	4765	754
SALE	2000	754
SALE	31	754
SALE	621	754
SALE	2000	754
SALE	3000	754
SALE	3200	754.5
SALE	630	754.5
SALE	281	754.5
SALE	1688	754.5
SALE	5000	754.5
SALE	7038	754.5
SALE	1468	754.5
SALE	3000	754.5
PURCHASE	8017	755
PURCHASE	2963	755
PURCHASE	13245	755
PURCHASE	7000	755
SALE	3300	755
PURCHASE	89000	755.247455
SALE	89000	755.247455
PURCHASE	77687	756.230328
SALE	77687	756.230328
PURCHASE	188	757
PURCHASE	2000	757
PURCHASE	3331	757
PURCHASE	915	757.5
PURCHASE	900	757.5
SALE	485	757.5
SALE	741	757.5
SALE	858	757.5

SALE	751	757.5
SALE	2000	757.5
SALE	682	757.5
SALE	611	757.5
PURCHASE	3248	758
PURCHASE	1110	758
PURCHASE	932	758
PURCHASE	1500	758
PURCHASE	100	758
PURCHASE	71	758
PURCHASE	1500	758
SALE	572	758
SALE	106	758
SALE	944	758
SALE	934	758
SALE	2900	758
PURCHASE	25	758.5
PURCHASE	300	758.5
SALE	2844	758.5
SALE	2004	758.5
SALE	600	758.5
PURCHASE	21	759
PURCHASE	700	759
PURCHASE	679	759
PURCHASE	3106	759
PURCHASE	804	759
PURCHASE	3213	759
SALE	718	759
SALE	2969	759
SALE	557	759
SALE	549	759
SALE	45	759
SALE	644	759
SALE	948	759
SALE	9790	759
PURCHASE	23868	760.240296
SALE	23868	760.240296
PURCHASE	1003	760.5
PURCHASE	1084	760.5
SALE	4894	760.5
SALE	590	760.5
SALE	10	760.5
SALE	856	760.5
SALE	720	760.5
SALE	1252	760.5
SALE	744	760.5
SALE	100	760.5
SALE	4	760.5
PURCHASE	2814	761
PURCHASE	600	761
SALE	5228	762
SALE	585	762
SALE	9728	762
TOTAL Sale:	**310,003**	
TOTAL Purchases:	**304,200**	

(b) Derivatives transactions (other than options)

Product name, e.g Long/short (Note 5) CFD	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	11 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:49 11-Jul-06
Number	0098G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	11 July 2006
Date of dealing	10 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

10 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
50,405	GBP 15.88	GBP 15.87
Total number of securities sold	**Highest price received**	**Lowest price received**
46,549	GBP 15.88	GBP 15.87

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
SHORT CFDLONG			600GBP 15.89

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
15,700	GBP 1.74	GBP 1.73

Total number of securities sold	Highest price received	Lowest price received
57,070	GBP 1.75	GBP 1.72

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,764	GBP 10.06	GBP 10.06

Total number of securities sold	Highest price received	Lowest price received
5,834	GBP 9.99	GBP 9.99

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	10/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
52,516	GBP 7.61	GBP 7.50
Total number of securities sold	**Highest price received**	**Lowest price received**
37,280	GBP 7.61	GBP 7.54

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:55 11-Jul-06
Number	0182G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	10 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	264,557 (0.054%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	264,557 (0.054%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Sell	400	7.5700
Sell	448	7.5700
Sell	625	7.5800
Sell	375	7.5850
Sell	1012	7.5850

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	11 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company Credit Suisse Securities (Eur) Ltd
TIDM
Headline EPT Disclosure
Released 12:57 11-Jul-06
Number 0185G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	10 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
72938	7.6200	7.5300

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
374337	7.6200	7.5400

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	229237	7.5734
CFD	Short	1146	7.5450
CFD	Short	1893	7.6091
CFD	Short	144000	7.5578

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	11 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	13:01 11-Jul-06
Number	0191G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	10 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
162936	20.1948 GBP	7.5062 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
0		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	3944	14.041 USD
CFD	Short	25760	14.041 USD
CFD	Short	17326	14.041 USD
CFD	Short	52313	14.041 USD
CFD	Short	2043	14.041 USD
CFD	Short	5457	14.041 USD
CFD	Short	27993	7.6187 GBP
CFD	Short	88	7.6187 GBP
CFD	Short	88	7.6213 GBP
CFD	Long	33100	7.5371 GBP
CFD	Short	5000	7.5677 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	11 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure - Amend
Released	13:02 11-Jul-06
Number	0193G

FORM 38.5(a)

AMENDMENT – Due to late booking and amendment of transactions, the disclosure made on 10 July 2006, for trading on 07 July 2006 is being updated.
Total purchases originally disclosed, 289,800 shares, has been updated to total purchases, 431,692 shares

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**07 July 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
431692	**13.9753 GBP**	**7.479 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
115330	**7.5601 GBP**	**7.525 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**747**	**7.5484 GBP**
CFD	**Short**	**3900**	**7.5526 GBP**
CFD	**Short**	**8970**	**7.479 GBP**
CFD	**Short**	**41759**	**7.5416 GBP**
CFD	**Long**	**20500**	**7.549 GBP**

CFD	Short	2100	7.5367 GBP
CFD	Short	16984	7.5145 GBP
CFD	Long	110000	7.5461 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	11 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:09 11-Jul-06
Number	0296G

RNS Number:0296G
Franklin Resources Inc
11 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JULY 10, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,930,603	8.01%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,930,603	8.01%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	4,660	7.533 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	JULY 11, 2006
Contact name	LORI A. WEBER

Telephone number 954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:57 12-Jul-06
Number	0798G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	11 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,438	7.6516 GBP	7.6216 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
25,545	7.6500 GBP	7.585 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	12 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:00 12-Jul-06
Number	0805G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	11 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	704,129	0.14%	167,517	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	704,129	0.14%	167,517	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short

(c) Rights to subscribe (Note 2)

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	823	756.5 pence
PURCHASE	149	757.5
PURCHASE	1605	757.5
PURCHASE	952	757.5
PURCHASE	1437	758
PURCHASE	2606	758
PURCHASE	394	758
SALE	9124	758
SALE	359	758
SALE	1123	758
SALE	95	758
SALE	2491	758
PURCHASE	234	758.5
PURCHASE	1779	758.5
PURCHASE	1079	758.5
PURCHASE	4412	758.5
PURCHASE	684	758.5
PURCHASE	100	758.5
PURCHASE	1139	758.5
PURCHASE	800	758.5
PURCHASE	717	758.5
SALE	2141	758.5
SALE	1306	758.5
SALE	615	758.5
SALE	486	758.5
SALE	1005	758.5
SALE	100	758.5
SALE	716	758.5
SALE	2214	758.5
SALE	4456	758.5
SALE	847	758.5
SALE	17	758.5
PURCHASE	1053	759
PURCHASE	2337	759
PURCHASE	62	759
PURCHASE	1900	759
PURCHASE	1480	759
PURCHASE	1986	759
PURCHASE	1038	759
PURCHASE	2700	759
PURCHASE	5800	759
PURCHASE	6660	759
PURCHASE	715	759
PURCHASE	2687	759
PURCHASE	600	759
PURCHASE	8574	759
PURCHASE	8574	759
SALE	894	759
SALE	7429	759
SALE	700	759
SALE	1400	759
SALE	1600	759
SALE	918	759
SALE	1128	759
SALE	8574	759
PURCHASE	764	759.5
PURCHASE	2205	759.5
SALE	627	759.5
SALE	66	759.5
SALE	163	759.5
SALE	13	759.5

SALE	846	759.5
PURCHASE	2293	760
SALE	851	760
SALE	700	760
SALE	847	760
SALE	847	760
PURCHASE	2160	760.5
PURCHASE	2300	760.5
PURCHASE	5000	760.5
SALE	1406	760.5
PURCHASE	103914	760.670502
SALE	103914	760.670502
PURCHASE	95526	760.918546
SALE	95526	760.918546
PURCHASE	1546	761
PURCHASE	100	761
PURCHASE	2712	761
SALE	3789	761
SALE	823	761
SALE	2367	761
SALE	2274	761
SALE	1567	761
SALE	338	761
SALE	9000	761
SALE	2517	761
SALE	1596	761
SALE	1754	761
SALE	1620	761
PURCHASE	7530	761.5
SALE	917	761.5
SALE	1907	761.5
SALE	1586	761.5
SALE	838	761.5
SALE	3	761.5
PURCHASE	13752	761.543671
SALE	13752	761.543671
PURCHASE	1976	762
PURCHASE	1150	762
PURCHASE	2300	762
PURCHASE	1134	762
PURCHASE	900	762
SALE	780	762
SALE	55	762
SALE	653	762
SALE	38	762
SALE	1227	762
SALE	915	762
SALE	100	762
SALE	2241	762
PURCHASE	2582	762.5
PURCHASE	656	762.5
PURCHASE	2000	762.5
PURCHASE	100	762.5
PURCHASE	1134	762.5
PURCHASE	1649	762.5
PURCHASE	1200	762.5
SALE	700	762.5
SALE	844	762.5
SALE	656	762.5
SALE	965	762.5
SALE	466	762.5
SALE	794	762.5
SALE	239	762.5
SALE	100	762.5
SALE	600	762.5

SALE	2241	762.5
SALE	1566	762.5
SALE	1439	762.5
SALE	1330	762.5
SALE	100	762.5
SALE	712	762.5
SALE	916	762.5
PURCHASE	2843	763
PURCHASE	3688	763
PURCHASE	770	763
PURCHASE	1500	763
PURCHASE	1935	763
PURCHASE	4723	763
PURCHASE	1084	763
SALE	826	763
SALE	3917	763
SALE	283	763
SALE	554	763
SALE	483	763
SALE	308	763
SALE	2048	763
SALE	846	763
PURCHASE	3892	763.5
PURCHASE	1000	763.5
SALE	844	763.5
SALE	454	763.5
SALE	452	763.5
PURCHASE	287	764
PURCHASE	1713	764
PURCHASE	287	764
PURCHASE	13	764
SALE	894	764.5
SALE	229	764.5
SALE	758	764.5
SALE	2000	764.5
SALE	2241	764.5
SALE	39	764.5
SALE	842	764.5
PURCHASE	1112	765
PURCHASE	1888	765
SALE	1888	765
SALE	1754	765
SALE	2241	765
SALE	709	765
SALE	709	765
TOTAL Sale:	**348,011**	
TOTAL Purchases:	**347,571**	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

the option relates (Note 6)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) **Other dealings (including new securities)** (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	12 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:04 12-Jul-06
Number	0813G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	12 July 2006
Date of dealing	11 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

11 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
53,504	GBP 15.88	GBP 15.85
Total number of securities sold	**Highest price received**	**Lowest price received**
55,548	GBP 15.88	GBP 15.85

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
SHORT CFDLONG			600GBP 15.82

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/07/2006 .

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
169,008	GBP 1.76	GBP 1.75
Total number of securities sold	**Highest price received**	**Lowest price received**
160,620	GBP 1.76	GBP 1.74

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this

form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
10,671	GBP 10.14	GBP 10.06

Total number of securities sold	Highest price received	Lowest price received
14,397	GBP 10.14	GBP 10.04

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	11/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
111,639	GBP 7.64	GBP 7.58

Total number of securities sold	Highest price received	Lowest price received
117,321	GBP 7.63	GBP 7.58

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company Credit Suisse Securities (Eur) Ltd
TIDM
Headline EPT Disclosure
Released 12:15 12-Jul-06
Number 0828G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
53311	7.6500	7.5750

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
86681	7.6550	7.5800

*** See below for table of amendments**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	38295	7.6185
CFD	Short	40176	7.6196
CFD	Short	1977	7.5878
CFD	Short	33	7.5878

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	12 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

***Amendments**

Dealings

Purchases and Sales

Date	Total number of securities purchased	Highest price paid (Note 3)	Lowest price pai 3)
7 June 2006	134,085	7.3550	7.3050

Date	Total number of securities sold	Highest price received (Note 3)	Lowest price (Note 3)
6 June 2006	936,052	7.4550	7.3488
7 June 2006	1,314,377	7.4129	7.2900
22 June 2006	618,556	7.5750	7.5524
30 June 2006	610,672	7.9150	7.6950
4 July 2006	274147	7.8071	7.6600

END

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Company Credit Suisse Securities (Eur) Ltd
TIDM
Headline EPT Disclosure
Released 12:17 12-Jul-06
Number 0830G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	249,886 (0.051%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	249,886 (0.051%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Sell	25	7.6000
Sell	600	7.6000
Sell	317	7.6000
Sell	301	7.6350
Sell	500	7.6300
Sell	200	7.6350
Sell	300	7.6200
Sell	86	7.6000
Sell	1175	7.5950
Sell	918	7.5850
Sell	100	7.6050
Sell	406	7.5950
Sell	249	7.5950
Sell	100	7.5950
Sell	200	7.5900
Sell	375	7.5900
Sell	150	7.5900
Sell	225	7.5900
Sell	350	7.5900
Sell	275	7.5850
Sell	325	7.5850
Sell	350	7.5850
Sell	550	7.5950
Sell	625	7.5900
Sell	200	7.5900
Sell	125	7.5900
Sell	175	7.5900
Sell	250	7.5900
Sell	200	7.5900
Sell	100	7.5900
Sell	150	7.5900
Sell	300	7.5900
Sell	250	7.5900
Sell	275	7.5850
Sell	575	7.5850
Sell	125	7.5800
Sell	175	7.5800
Sell	575	7.5800
Sell	1000	7.5800
Sell	375	7.5850
Sell	919	7.5850
Sell	200	7.5850

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	12 July 2006
Contact name	Emma Braham

Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:38 12-Jul-06
Number	0856G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	11/07/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,737,598	7.358 %		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,737,598	7.358 %	35,301	0.007%

which includes an in-specie transfer out of 3,929 shares

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	16,799	764.252p
Sale	1,266	764

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 12/07/06

Contact name	Andrea Rowe
Telephone number	020 7658 2521
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	13:11 12-Jul-06
Number	0935G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	11 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
71404	7.6108 GBP	7.6036 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
33469	7.6649 GBP	7.6145 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	6865	7.6108 GBP
CFD	Short	17	7.62 GBP
CFD	Short	6308	7.62 GBP
CFD	Short	541	7.62 GBP
CFD	Short	6866	7.62 GBP
CFD	Short	22993	7.611 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	12 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure - Amendment
Released	13:11 12-Jul-06
Number	0936G

FORM 38.5(a)

AMENDMENT – Due to cancellation of transactions, the disclosure made on 11 July 2006, for trading on 07 July 2006 is being updated.
Total sales originally disclosed, 115,330 shares, has been updated to total sales, 109,420 shares

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	07 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
431692	13.9753 GBP	7.479 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
109420	7.5601 GBP	7.525 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	747	7.5484 GBP
CFD	Short	3900	7.5526 GBP
CFD	Short	8970	7.479 GBP
CFD	Short	41759	7.5416 GBP
CFD	Long	20500	7.549 GBP
CFD	Short	2100	7.5367 GBP

CFD	Short	16984	7.5145 GBP
CFD	Long	110000	7.5461 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	12 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	13:19 12-Jul-06
Number	0940G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**11 July 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	**8416852 (1.73%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**8416852 (1.73%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	255	
GB00B0P7Y252	ORD / CMN	Purchase	2707	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers[on] to the voting rights of any relevant securities under any option referred to on this form or relating to the voting [...] future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refer[enced]. If none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**12 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:05 12-Jul-06
Number	1067G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	11 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	31,571,350	6.50%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	31,571,350	6.50%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	66,264	£7.584

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	12 July 2006
Contact name	Clark Simpson

Telephone number	0207 477 7010
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	16:42 12-Jul-06
Number	1195G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

RICHARD BAKER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

RICHARD BAKER

8 State the nature of the transaction

PURCHASE OF DEPOSITED SHARES UNDER THE BOOTS BONUS CO-INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

18,116

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.003%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£7.67

14. Date and place of transaction

12th July 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

670,503 0.13804 %

16. Date issuer informed of transaction

12th July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

12th July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

ANDREW BRENT

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

ANDREW BRENT

8 State the nature of the transaction

PURCHASE OF DEPOSITED SHARES UNDER THE BOOTS BONUS CO-INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,235

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0006%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£7.67

14. Date and place of transaction

12th July 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

3,235 0.0006 %

16. Date issuer informed of transaction

12th July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

....

18. Period during which or date on which it can be exercised

....

19. Total amount paid (if any) for grant of the option

....

20. Description of *shares* or debentures involved (*class* and number)

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

....

22. Total number of *shares* or debentures over which options held following notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

....

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

12th July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

IAN FILBY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

IAN FILBY

8 State the nature of the transaction

PURCHASE OF DEPOSITED SHARES UNDER THE BOOTS BONUS CO-INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

4,529

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0009%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£7.67

14. Date and place of transaction

12th July 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

92,661 0.01908 %

16. Date issuer informed of transaction

12th July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

… … … … … … … … … … … … … …

18. Period during which or date on which it can be exercised

… … … … … … … … … … … … … …

19. Total amount paid (if any) for grant of the option

… … … … … … … … … … … … … …

20. Description of *shares* or debentures involved (*class* and number)

… … … … … … … … … … … … … …

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

… … … … … … … … … … … … … …

22. Total number of *shares* or debentures over which options held following notification

… … … … … … … … … … … … … …

23. Any additional information

… … … … … … … … … … … … … …

24. Name of contact and telephone number for queries

… … … … … … … … … … … … … …

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

12th July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

ALEX GOURLAY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

ALEX GOURLAY

8 State the nature of the transaction

PURCHASE OF DEPOSITED SHARES UNDER THE BOOTS BONUS CO-INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,235

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0006%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£7.67

14. Date and place of transaction

12th July 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

80,025 0.01648 %

16. Date issuer informed of transaction

12th July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

12th July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

SCOTT WHEWAY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

SCOTT WHEWAY

8 State the nature of the transaction

PURCHASE OF DEPOSITED SHARES UNDER THE BOOTS BONUS CO-INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

4,567

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0009%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£7.67

14. Date and place of transaction

12th July 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

58,215 0.01199 %

16. Date issuer informed of transaction

12th July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

12th July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

MIKE CUTT

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MIKE CUTT

8 State the nature of the transaction

PURCHASE OF DEPOSITED SHARES UNDER THE BOOTS BONUS CO-INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,669

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0007%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

£7.67

14. Date and place of transaction

12th July 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

3,671 0.0007 %

16. Date issuer informed of transaction

12th July 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

... ...

18. Period during which or date on which it can be exercised

... ...

19. Total amount paid (if any) for grant of the option

... ...

20. Description of *shares* or debentures involved (*class* and number)

... ...

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

... ...

22. Total number of *shares* or debentures over which options held following notification

... ...

23. Any additional information

... ...

24. Name of contact and telephone number for queries

... ...

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

12th July 2006

END

Close

Company	Richard Baker
TIDM	
Headline	Rule 8.1- (Boots Group PLC)
Released	16:53 12-Jul-06
Number	1214G

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Richard Baker*
Company dealt in	Boots Group PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares of 37 7/39p each
Date of dealing	12th July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase of Deposited Shares under the Boots Bonus Co-Investment Plan	18,116	£7.67

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	12th July 2006
Contact name	Sonia Fennell
Telephone number	0115 968 7094
Name of offeree/offeror with which associated	Boots Group PLC
Specify category and nature of associate status (Note 10)	Executive director of Boots Group PLC

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:26 13-Jul-06
Number	1439G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**12 July 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
641288	**7.7975 GBP**	**7.6127 GBP**

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
7717	**7.7174 GBP**	**7.6719 GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	**26704**	**14.124 USD**
CFD	**Short**	**95680**	**14.124 USD**
CFD	**Short**	**600000**	**7.7144 GBP**
CFD	**Long**	**88**	**7.6687 GBP**
CFD	**Long**	**88**	**7.6963 GBP**
CFD	**Short**	**30000**	**7.6802 GBP**
CFD	**Short**	**2208**	**7.6719 GBP**
CFD	**Short**	**21250**	**7.6772 GBP**
CFD	**Short**	**6250**	**7.6772 GBP**
CFD	**Short**	**1500**	**7.6772 GBP**
CFD	**Short**	**21000**	**7.6772 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	13 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	11:07 13-Jul-06
Number	1486G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	12 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	11992517 (2.47%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	11992517 (2.47%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	294863	
GB00B0P7Y252	ORD / CMN	Purchase	325278	
GB00B0P7Y252	ORD / CMN	Purchase	2585	
GB00B0P7Y252	ORD / CMN	Purchase	183119	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**13 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:58 13-Jul-06
Number	1549G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	13 July 2006
Date of dealing	12 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

12 July 2006

Alliance UniChem Plc - Common
BOC Group plc - Common
Boots Group Plc - Common
Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
1,250,408	GBP 15.93	GBP 15.85
Total number of securities sold	**Highest price received**	**Lowest price received**
46,095	GBP 15.92	GBP 15.86

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
SWAP	Long	1,200,000	GBP15.93

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
117,300	GBP 1.77	GBP 1.75
Total number of securities sold	**Highest price received**	**Lowest price received**
117,180	GBP 1.75	GBP 1.74

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
5,467	GBP 10.18	GBP 10.08

Total number of securities sold	Highest price received	Lowest price received
13,817	GBP 10.20	GBP 10.08

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY
(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	12/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
187,372	GBP 7.70	GBP 7.59

Total number of securities sold	Highest price received	Lowest price received
204,506	GBP 7.70	GBP 7.59

(b) Derivatives transactions (other than options)

Product name, eg: CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:01 13-Jul-06
Number	1551G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	12 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	693,873	0.14%	189,159	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	693,873	0.14%	189,159	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	1051	760 pence
PURCHASE	629	760
PURCHASE	981	760
PURCHASE	4875	760
PURCHASE	1018	760
SALE	658	761
SALE	500	761
SALE	700	762
SALE	3502	762
SALE	756	763
SALE	3481	763
SALE	6806	763
SALE	662	763
SALE	2137	763.5
SALE	6623	764
PURCHASE	2100	764.5
PURCHASE	2321	765
PURCHASE	877	765.5
PURCHASE	1800	765.5
PURCHASE	2300	766
PURCHASE	2000	766
SALE	500	766.5
SALE	800	766.5
SALE	10000	766.5
SALE	2000	766.5
SALE	1423	766.5
PURCHASE	2300	767
PURCHASE	77	767
PURCHASE	100	767
PURCHASE	903	767
PURCHASE	2020	767
PURCHASE	3411	767
PURCHASE	1600	767
PURCHASE	4701	767
PURCHASE	1600	767
PURCHASE	1188	767
PURCHASE	1568	767
PURCHASE	932	767
PURCHASE	868	767
PURCHASE	1632	767
PURCHASE	77	767
PURCHASE	1600	767
PURCHASE	75	767
PURCHASE	5748	767
PURCHASE	1800	767
SALE	1025	767
SALE	1000	767
SALE	1800	767
PURCHASE	3423	767.5
PURCHASE	7000	767.5
PURCHASE	2606	767.5
SALE	1014	767.5
SALE	3780	767.5
SALE	7659	767.5
SALE	900	767.5
SALE	560	767.5
SALE	100	767.5
PURCHASE	361	768
PURCHASE	2531	768
PURCHASE	200	768
PURCHASE	1300	768

PURCHASE	2300	768
PURCHASE	200	768
PURCHASE	200	768
PURCHASE	1126	768
PURCHASE	2309	768
PURCHASE	1150	768
PURCHASE	1100	768
PURCHASE	1705	768
PURCHASE	2700	768
PURCHASE	1500	768
PURCHASE	322	768
PURCHASE	77	768
PURCHASE	1747	768
PURCHASE	1126	768
PURCHASE	1000	768
SALE	2389	768
SALE	500	768
SALE	859	768
SALE	220	768
SALE	1603	768
SALE	1267	768
SALE	49	768
SALE	436	768
SALE	1006	768
SALE	436	768
SALE	2455	768
SALE	904	768
PURCHASE	2292	768.5
PURCHASE	1150	768.5
SALE	19300	768.5
SALE	5000	768.5
SALE	616	768.5
SALE	84	768.5
SALE	922	768.5
SALE	1089	768.5
SALE	1918	768.5
SALE	861	768.5
SALE	4874	768.5
PURCHASE	1000	769
SALE	163	769
SALE	2804	769
SALE	1203	769
SALE	1934	769
SALE	8	769
SALE	1724	769
SALE	1000	769
SALE	10271	769
PURCHASE	4889	769.5
PURCHASE	1111	769.5
PURCHASE	6000	769.5
PURCHASE	2991	769.5
PURCHASE	400	769.5
PURCHASE	100	769.5
SALE	594	769.5
SALE	106	769.5
SALE	306	769.5
SALE	5000	769.5
SALE	700	769.5
SALE	1500	769.5
SALE	5489	769.5
SALE	1304	769.5
SALE	552	769.5
SALE	6913	769.5
SALE	1222	769.5
SALE	4986	769.5

PURCHASE	6303	770
PURCHASE	3728	770
PURCHASE	2300	770
PURCHASE	656	770

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure 13 JULY 2006

Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:09 13-Jul-06
Number	1567G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	12 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
501,621	7.7016 GBP	7.6650 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
401,073	7.7000 GBP	7.6600 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	150,000	7.69794 GBP
CFD	SHORT	100,000	7.6835 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

the option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	13 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:17 13-Jul-06
Number	1579G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
8402	7.6950	7.7650

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
287649	7.7000	7.6724

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	77252	7.6723
CFD	Short	103703	7.6759
CFD	Short	44156	7.6844

CFD	Short	111	7.6808

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- Boots Group Plc
Released	12:18 13-Jul-06
Number	1583G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	12/07/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,739,289	7.358 %		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,739,289	7.358 %	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,691	768p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	13/07/06
Contact name	Andrea Rowe

Telephone number	020 7658 2521
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:18 13-Jul-06
Number	1582G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	240,717 (0.050%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	240,717 (0.050%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	(%)	Number
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	350	7.6800
Buy	994	7.6850
Buy	100	7.6850
Buy	100	7.6900
Buy	100	7.6950
Buy	200	7.6900
Sell	100	7.6700
Sell	325	7.6700
Sell	425	7.6700
Sell	325	7.6700
Sell	425	7.6700
Sell	550	7.6700
Sell	575	7.6700
Sell	75	7.6700
Sell	1125	7.6750
Sell	544	7.6750
Sell	706	7.6750
Sell	1350	7.6750
Sell	225	7.6800
Sell	225	7.6800
Sell	350	7.6800
Sell	291	7.6800
Sell	1034	7.6800
Sell	25	7.6800
Sell	350	7.6850
Sell	525	7.6850
Sell	800	7.6850
Sell	663	7.6850

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to which the	Exercise price	Type, e.g. American, European	Expiry date	Option money paid/received per unit (Note

	varying etc.	option relates (Note 6)		etc.		4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	13 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure - Amendment
Released	12:31 13-Jul-06
Number	1592G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

AMENDMENT

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	06 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
468182	7.5500	7.4100

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
256145	7.5500	7.4700

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	149287	7.4710
CFD	Short	39978	7.4987
CFD	Short	107	7.4933

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13 July 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company Credit Suisse Securities (Eur) Ltd
TIDM
Headline EPT Disclosure - Amendment
Released 12:32 13-Jul-06
Number 1593G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

AMENDMENT

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	07 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
155844	7.5600	7.4850

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
308345	7.5600	7.5187

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	70100	7.5486
CFD	Short	6000	7.5187
CFD	Short	2669	7.5353
CFD	Short	70100	7.5486
CFD	Short	89739	7.5472

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	13 July 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	13:10 13-Jul-06
Number	PRNUK-1307

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.37179482
Date of dealing	12/07/2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	8,773,425	1.80		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	8,773,425	1.80		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	250,000	7.69500GBP

PLEASE NOTE, THERE WAS A `TAKE ON' OF 189,317 UNITS ON 20/06/06

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13/07/2006
Contact name	Lara Shitta-Bey
Telephone number	0207 548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group plc
Released	13:17 13-Jul-06
Number	1650G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.3717948**
Date of dealing	**12 JULY 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	5,982,374	1.232%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	5,982,374	1.232%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1,240	GBP7.692500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	13 JULY 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- Boots Plc
Released	09:53 14-Jul-06
Number	2085G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Silchester International Investors Limited
Company dealt in	BOOTS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	13th July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	24,575,563	5.06		
(2) Derivatives (other than options)	N/A			
(3) Options and agreements to purchase/sell	N/A			
Total	24,575,563			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	44,554	760.16 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per u (Note 5)
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	14th July 2006
Contact name	Steve Allen
Telephone number	020 7518 7103
If a connected EFM, name of offeree/offeror with which connected	N/A

If a connected EFM, state nature of connection N/A
(Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:39 14-Jul-06
Number	2132G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
150390	7.585 GBP	7.5392 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
63385	7.5966 GBP	7.1599 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	2543	13.955 USD
CFD	Short	9112	13.955 USD
CFD	Short	40248	7.5811 GBP
CFD	Short	49752	7.5811 GBP
CFD	Short	560	7.5537 GBP
CFD	Short	560	7.5913 GBP
CFD	Short	56812	7.5681 GBP
CFD	Short	1209	7.5681 GBP
CFD	Short	8648	7.5681 GBP
CFD	Short	33331	7.5681 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	14 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	10:53 14-Jul-06
Number	2150G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**13 July 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities	**8859300 (1.82%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**8859300 (1.82%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	521	
GB00B0P7Y252	ORD / CMN	Purchase	555	
GB00B0P7Y252	ORD / CMN	Purchase	1063	
GB00B0P7Y252	ORD / CMN	Purchase	1326	
GB00B0P7Y252	ORD / CMN	Purchase	3729	
GB00B0P7Y252	ORD / CMN	Purchase	5315	
GB00B0P7Y252	ORD / CMN	Purchase	1386	
GB00B0P7Y252	ORD / CMN	Purchase	2484	
GB00B0P7Y252	ORD / CMN	Purchase	18904	
GB00B0P7Y252	ORD / CMN	Purchase	38592	
GB00B0P7Y252	ORD / CMN	Purchase	63715	
GB00B0P7Y252	ORD / CMN	Purchase	11274	
GB00B0P7Y252	ORD / CMN	Purchase	18735	
GB00B0P7Y252	ORD / CMN	Purchase	19317	
GB00B0P7Y252	ORD / CMN	Purchase	30517	
GB00B0P7Y252	ORD / CMN	Purchase	18963	
GB00B0P7Y252	ORD / CMN	Purchase	87303	
GB00B0P7Y252	ORD / CMN	Purchase	13109	
GB00B0P7Y252	ORD / CMN	Purchase	1898	
GB00B0P7Y252	ORD / CMN	Purchase	2621	
GB00B0P7Y252	ORD / CMN	Purchase	8090	
GB00B0P7Y252	ORD / CMN	Purchase	583	

GB00B0P7Y252	ORD / CMN	Purchase	8888	
GB00B0P7Y252	ORD / CMN	Purchase	83560	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	14 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935

If a connected EFM, name of offeree/offeror with which connected	BOOTS GROUP PLC
If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	10:54 14-Jul-06
Number	2153G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	13 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	12044724 (2.48%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	12044724 (2.48%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	35856	
GB00B0P7Y252	ORD / CMN	Purchase	16351	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	14 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
If a connected EFM, name of offeree/offeror with which connected	BOOTS GROUP PLC
If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- (Boots Group)
Released	12:17 14-Jul-06
Number	2250G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	13/07/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,738,568	7.358 %		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,738,568	7.358 %	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	721	755p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 14/07/06

Contact name Taryn O'Donoghue

Telephone number	020 7658 2959
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:21 14-Jul-06
Number	2283G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	13 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1,150,014	7.6000 GBP	7.5400 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
57,110	7.5700 GBP	7.5350 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	250,000	7.6513 GBP
CFD	Long	250,000	7.5602 GBP
CFD	Long	250,000	7.5701 GBP
CFD	Long	250,000	7.559 GBP
CFD	Long	100,000	7.585 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number Exercise Type, e.g. Expiry Option

name,e.g call option	selling, purchasing, varying etc	of securities to which the option relates (Note 5)	price	American, European etc.	date	moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	**14 JULY 2006**
Contact name	**JOSEPH EVANS**
Telephone number	**020 7567 8286**
Name of offeree/offeror with which connected	**BOOTS GROUP PLC**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:33 14-Jul-06
Number	2297G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
106181	7.5850	7.5450

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
214009	7.6200	7.5350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	3700	7.565
CFD	Short	46089	7.579
CFD	Short	45594	7.5612

CFD	Short	364	7.5588
CFD	Short	81	7.5612

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	14 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company Credit Suisse Securities (Eur) Ltd
TIDM
Headline EPT Disclosure
Released 12:35 14-Jul-06
Number 2302G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	232,119 (0.047%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	232,119 (0.047%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	819	7.5850
Buy	612	7.5850
Buy	60	7.5850
Buy	1086	7.6000
Buy	220	7.6000
Sell	575	7.6100
Sell	850	7.6100
Sell	1000	7.6100
Sell	1285	7.5950
Sell	1887	7.5850
Sell	429	7.5750
Sell	591	7.5600
Sell	803	7.5550
Sell	150	7.5500
Sell	625	7.5550
Sell	200	7.5550
Sell	500	7.5550
Sell	50	7.5650
Sell	500	7.5400
Sell	325	7.5400
Sell	675	7.5650
Sell	950	7.5650

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	14 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	13:26 14-Jul-06
Number	2347G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

RICHARD BAKER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

... ...

8 State the nature of the transaction

GRANT OF CONDITIONAL AWARD UNDER THE BOOTS BONUS CO-INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

... ...

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

... ...

14. Date and place of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

... ...

16. Date issuer informed of transaction

……………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

13TH JULY 2006

18. Period during which or date on which it can be exercised

13TH JULY 2009

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

65,195 ORDINARY SHARES OF 37 7/39P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

735,698

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Sonia Fennell 0115 9687094

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

ANDREW BRENT

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

... ...

8 State the nature of the transaction

GRANT OF CONDITIONAL AWARD UNDER THE BOOTS BONUS CO-INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

... ...

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

... ...

14. Date and place of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

... ...

16. Date issuer informed of transaction

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following



boxes

17 Date of grant

13th July 2006

18. Period during which or date on which it can be exercised

13th July 2009

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

11,641 ORDINARY SHARES OF 37 7/39P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

14,876

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

Sonia Fennell 0115 9687094

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

14th July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

IAN FILBY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

………………………………

8 State the nature of the transaction

GRANT OF CONDITIONAL AWARD UNDER THE BOOTS BONUS CO-INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

... ...

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

... ...

14. Date and place of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

... ...

16. Date issuer informed of transaction

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant



13TH JULY 2006

18. Period during which or date on which it can be exercised

13TH JULY 2009

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

16,298 ORDINARY SHARES OF 37 7/39P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

108,959

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Sonia Fennell 0115 9687094

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

14th July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

ALEX GOURLAY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

………………………………………

8 State the nature of the transaction

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

... ...

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

... ...

14. Date and place of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

... ...

16. Date issuer informed of transaction

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

13TH JULY 2006



18. Period during which or date on which it can be exercised

13TH JULY 2009

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

11,641 ORDINARY SHARES OF 37 7/39P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

91,666

23. Any additional information

....

24. Name of contact and telephone number for queries

Sonia Fennell 0115 9687094

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

14th July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

SCOTT WHEWAY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

……………………………………

8 State the nature of the transaction

GRANT OF CONDITIONAL AWARD UNDER THE BOOTS BONUS CO-INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

... ...

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

... ...

14. Date and place of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

... ...

16. Date issuer informed of transaction

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

13TH JULY 2006

18. Period during which or date on which it can be exercised

13TH JULY 2009

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

16,438 ORDINARY SHARES OF 37 7/39P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

74,653

23. Any additional information

....

24. Name of contact and telephone number for queries

Sonia Fennell 0115 9687094

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

14th July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

MIKE CUTT

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

……………………………………

8 State the nature of the transaction

GRANT OF CONDITIONAL AWARD UNDER THE BOOTS BONUS CO-INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

……………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

... ...

14. Date and place of transaction

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

... ...

16. Date issuer informed of transaction

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

13TH JULY 2006

18. Period during which or date on which it can be exercised

13TH JULY 2009

19. Total amount paid (if any) for grant of the option

Nil

20. Description of *shares* or debentures involved (*class* and number)

13,205 ORDINARY SHARES OF 37 7/39P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

16,876

23. Any additional information

... ...

24. Name of contact and telephone number for queries

Sonia Fennell 0115 9687094

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

14th July 2006

END

Close

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	13:48 14-Jul-06
Number	2365G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	14 July 2006
Date of dealing	13 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

13 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
37,509	GBP 15.93	GBP 15.91
Total number of securities sold	**Highest price received**	**Lowest price received**
34,071	GBP 15.92	GBP 15.92

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	14/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
63,603	GBP 1.74	GBP 1.71
Total number of securities sold	**Highest price received**	**Lowest price received**
59,187	GBP 1.73	GBP 1.71

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	14/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
938	GBP 10.04	GBP 10.04
Total number of securities sold	**Highest price received**	**Lowest price received**
2,589	GBP 10.08	GBP 10.04

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	14/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	13/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
967,325	GBP 7.62	GBP 7.54

Total number of securities sold	Highest price received	Lowest price received
922,334	GBP 7.62	GBP 7.55

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	14/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

Company	Scott Wheway
TIDM	
Headline	Rule 8.1- (Boots Group PLC)
Released	13:53 14-Jul-06
Number	2361G

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Scott Wheway*
Company dealt in	**Boots Group PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares of 37 7/39p each**
Date of dealing	**12th July 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase of Deposited Shares under the Boots Bonus Co-Investment Plan	4,567	£7.67

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **~~YES~~/NO**

Date of disclosure	12th July 2006
Contact name	Sonia Fennell
Telephone number	0115 968 7094
Name of offeree/offeror with which associated	Boots Group PLC
Specify category and nature of associate status (Note 10)	Executive director of Boots Group PLC

END

Close

Company Richard Baker
TIDM
Headline Rule 8.1- (Boots Group PLC)
Released 14:00 14-Jul-06
Number 2376G

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Richard Baker*
Company dealt in	Boots Group PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares of 37 7/39p each
Date of dealing	13th July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Grant of conditional award under the Boots Bonus Co-investment Plan	65,195	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	14th July 2006
Contact name	Sonia Fennell
Telephone number	0115 968 7094
Name of offeree/offeror with which associated	Boots Group PLC
Specify category and nature of associate status (Note 10)	Executive director of Boots Group PLC

END

Close

Company	Scott Wheway
TIDM	
Headline	Rule 8.1- (Boots Group PLC)
Released	14:02 14-Jul-06
Number	2378G

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Scott Wheway***
Company dealt in	**Boots Group PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares of 37 7/39p each**
Date of dealing	**13th July 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Grant of conditional award under the Boots Bonus Co-investment Plan	16,438	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	14th July 2006
Contact name	Sonia Fennell
Telephone number	0115 968 7094
Name of offeree/offeror with which associated	Boots Group PLC
Specify category and nature of associate status (Note 10)	Executive director of Boots Group PLC

END

Close

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	18:06 14-Jul-06
Number	2614G

RNS Number:2614G
Franklin Resources Inc
14 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JULY 13, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,931,023	8.01%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,931,023	8.01%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	420	7.585 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure JULY 14, 2006

Contact name LORI A. WEBER

Telephone number 954-847-2283

If a connected EFM, name of offeree/offeror with which connected   N/A

If a connected EFM, state nature of connection (Note 10)   N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:20 17-Jul-06
Number	2811G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	14 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
4433	7.5168 GBP	7.5168 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
673692	7.5525 GBP	7.4985 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	2119	13.753 USD
CFD	Short	7594	13.753 USD
CFD	Short	9985	7.4986 GBP
CFD	Short	2937	7.4986 GBP
CFD	Short	705	7.4986 GBP
CFD	Short	9866	7.4986 GBP
CFD	Short	20023	7.4747 GBP
CFD	Short	16984	7.4747 GBP
CFD	Short	2993	7.4747 GBP
CFD	Short	5740	7.4986 GBP
CFD	Short	1688	7.4986 GBP

CFD	Short	405	7.4986 GBP
CFD	Short	5674	7.4986 GBP
CFD	Short	5000	7.5477 GBP
CFD	Short	280	7.4437 GBP
CFD	Short	280	7.4513 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	17 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END



Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	11:33 17-Jul-06
Number	2820G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	14 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	12095388 (2.49%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	12095388 (2.49%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	50664	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**17 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	11:33 17-Jul-06
Number	2819G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	14 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	9333461 (1.92%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	9333461 (1.92%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	431	
GB00B0P7Y252	ORD / CMN	Purchase	1930	
GB00B0P7Y252	ORD / CMN	Purchase	14690	
GB00B0P7Y252	ORD / CMN	Purchase	4130	
GB00B0P7Y252	ORD / CMN	Purchase	826	
GB00B0P7Y252	ORD / CMN	Purchase	29989	
GB00B0P7Y252	ORD / CMN	Purchase	49511	
GB00B0P7Y252	ORD / CMN	Purchase	102248	
GB00B0P7Y252	ORD / CMN	Purchase	14558	
GB00B0P7Y252	ORD / CMN	Purchase	6286	
GB00B0P7Y252	ORD / CMN	Purchase	15010	
GB00B0P7Y252	ORD / CMN	Purchase	23714	
GB00B0P7Y252	ORD / CMN	Purchase	14736	
GB00B0P7Y252	ORD / CMN	Purchase	67841	
GB00B0P7Y252	ORD / CMN	Purchase	118886	
GB00B0P7Y252	ORD / CMN	Purchase	2898	
GB00B0P7Y252	ORD / CMN	Purchase	1475	
GB00B0P7Y252	ORD / CMN	Purchase	2037	
GB00B0P7Y252	ORD / CMN	Purchase	453	
GB00B0P7Y252	ORD / CMN	Purchase	1030	
GB00B0P7Y252	ORD / CMN	Purchase	1077	
GB00B0P7Y252	ORD / CMN	Purchase	405	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**17 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**

If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:49 17-Jul-06
Number	2860G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	17 July 2006
Date of dealing	14 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

14 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	14/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
517,000	GBP 15.95	GBP 15.92
Total number of securities sold	**Highest price received**	**Lowest price received**
7,000	GBP 15.93	GBP 15.92

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	14/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
25,408	GBP 1.75	GBP 1.71
Total number of securities sold	**Highest price received**	**Lowest price received**
18,380	GBP 1.74	GBP 1.71

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	14/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
8,608	GBP 10.03	GBP 9.87

Total number of securities sold	Highest price received	Lowest price received
6,556	GBP 9.97	GBP 9.86

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY
(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	14/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
125,927	GBP 7.54	GBP 7.43
Total number of securities sold	**Highest price received**	**Lowest price received**
176,986	GBP 7.53	GBP 7.44

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:12 17-Jul-06
Number	2884G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	14 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	691,352	0.14%	164,668	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	691,352	0.14%	164,668	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	1017	741.5 pence
SALE	140	743
SALE	1000	743
SALE	5000	743
SALE	7000	743
PURCHASE	475	743.5
PURCHASE	166	743.5
PURCHASE	333	743.5
PURCHASE	1026	743.5
PURCHASE	1300	744
PURCHASE	1658	744
PURCHASE	403	744
PURCHASE	342	744
PURCHASE	597	744
SALE	21	744
SALE	496	744
SALE	358	744
PURCHASE	3700	744.5
PURCHASE	7971	744.5
PURCHASE	4859	744.5
PURCHASE	1253	744.5
PURCHASE	6164	744.5
SALE	2353	744.5
SALE	400	744.5
SALE	874	744.5
SALE	985	744.5
SALE	80	745
SALE	991	745
PURCHASE	2737	745.5
PURCHASE	3018	745.5
PURCHASE	2909	746
PURCHASE	3170	746.5
PURCHASE	23009	746.894888
SALE	23009	746.894888
PURCHASE	6419	747
PURCHASE	6344	747
SALE	2265	747
SALE	1567	747
PURCHASE	800	747.5
PURCHASE	2118	747.5
SALE	1256	747.5
SALE	460	747.5
SALE	84	747.5
SALE	1500	747.5
SALE	39	747.5
SALE	725	747.5
SALE	436	747.5
PURCHASE	2476	748
PURCHASE	912	748
PURCHASE	4640	748
SALE	491	748
SALE	1500	748
SALE	800	748
PURCHASE	2534	748.5
PURCHASE	2575	748.5
PURCHASE	3000	748.5
PURCHASE	1318	748.5
PURCHASE	1747	748.5
PURCHASE	200	748.5
SALE	1388	748.5
SALE	4000	748.5

SALE	944	748.5
PURCHASE	2840	749
PURCHASE	2105	749
PURCHASE	74	749
PURCHASE	500	749
PURCHASE	200	749
PURCHASE	2320	749
PURCHASE	2000	749
PURCHASE	1623	749
PURCHASE	200	749
PURCHASE	2500	749
PURCHASE	1075	749
SALE	838	749
SALE	3021	749
SALE	975	749
SALE	400	749
SALE	3500	749
SALE	1006	749
SALE	297	749
SALE	500	749
SALE	1003	749
PURCHASE	141967	749.099558
SALE	141967	749.099558
PURCHASE	137992	749.343002
SALE	137992	749.343002
PURCHASE	565	749.5
PURCHASE	4429	749.5
SALE	1960	749.5
SALE	6000	749.5
SALE	87	749.5
SALE	243	749.5
SALE	1007	749.5
SALE	700	749.5
PURCHASE	4836	750
PURCHASE	4565	750
PURCHASE	300	750
PURCHASE	382	750
PURCHASE	622	750
PURCHASE	1055	750
PURCHASE	1500	750
PURCHASE	1500	750
PURCHASE	1100	750
PURCHASE	496	750
PURCHASE	840	750
SALE	1000	750
SALE	1000	750
SALE	299	750
SALE	5919	750
SALE	4152	750
SALE	1508	750
SALE	101	750
SALE	3866	750
SALE	5355	750
SALE	1927	750
SALE	2995	750
SALE	1030	750
SALE	496	750
SALE	475	750
SALE	343	750
SALE	2900	750
SALE	840	750
SALE	456	750
SALE	3164	750
PURCHASE	8866	750.451162
SALE	8866	750.451162

PURCHASE	905	750.5
PURCHASE	2673	750.5
PURCHASE	200	750.5
PURCHASE	5692	750.5
PURCHASE	200	750.5
PURCHASE	4365	750.5
PURCHASE	2407	750.5
PURCHASE	200	750.5
PURCHASE	1096	750.5
PURCHASE	1830	750.5
PURCHASE	200	750.5
PURCHASE	568	750.5
SALE	600	750.5
SALE	3013	750.5
SALE	700	750.5
SALE	3225	750.5
SALE	4000	750.5
SALE	1957	750.5
SALE	4037	750.5
SALE	3924	750.5
SALE	2955	750.5
SALE	100	750.5
SALE	351	750.5
SALE	149	750.5
SALE	2977	750.5
SALE	1000	750.5
SALE	2400	750.5
PURCHASE	5241	751
PURCHASE	4200	751
PURCHASE	200	751
PURCHASE	2477	751
SALE	4000	751
PURCHASE	3624	751.5
PURCHASE	1600	751.5
PURCHASE	297	751.5
PURCHASE	4068	751.5
PURCHASE	5097	751.5
PURCHASE	2565	751.5
SALE	2973	751.5
SALE	1122	751.5
SALE	3646	751.5
SALE	869	751.5
SALE	2000	751.5
SALE	600	752
SALE	862	752
PURCHASE	830	752.5
PURCHASE	2572	752.5
PURCHASE	862	752.5
PURCHASE	1255	752.5
SALE	862	752.5
SALE	4500	752.5
SALE	721	752.5
PURCHASE	279	753
PURCHASE	121	753
SALE	1223	753.5
SALE	2245	753.5
SALE	600	753.5
PURCHASE	3850	754
SALE	421	754
SALE	1179	754
PURCHASE	2371	755
SALE	2356	755
SALE	1000	755
SALE	400	755

Purchases **489,487**

Sales	471,317

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	17 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286

Name of offeree/offeror with which connected BOOTS GROUP PLC

Nature of connection (Note 9) CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:19 17-Jul-06
Number	2901G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	14 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
163,151	7.5566 GBP	7.4416 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
130,584	7.5350 GBP	7.4400 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option
relates
(Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	17 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:30 17-Jul-06
Number	2910G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	14 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
50510	7.5100	7.4450

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
44990	7.5000	7.4450

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	2175	7.4591
CFD	Short	15	7.4591

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:32 17-Jul-06
Number	2912G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	14 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities	222,901 (0.046%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	232,119 (0.046%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	36	7.5100
Buy	100	7.4650
Sell	125	7.4900
Sell	250	7.4950
Sell	400	7.4950
Sell	1525	7.5100
Sell	775	7.5100
Sell	1274	7.5000
Sell	214	7.4750
Sell	661	7.4750
Sell	9	7.4400
Sell	116	7.4400
Sell	250	7.4400
Sell	475	7.4350
Sell	175	7.4300
Sell	125	7.4300
Sell	200	7.4300
Sell	350	7.4300
Sell	675	7.4300
Sell	400	7.4300
Sell	75	7.4300
Sell	1180	7.4300
Sell	100	7.4300

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	17 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:53 17-Jul-06
Number	3079G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	14/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12151071	2.50168		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12151071	2.50168	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
SELL	10278	7.52

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9)	NO
Disclosure Date	17/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company Credit Suisse Securities (Eur) Ltd
TIDM
Headline EPT Disclosure - Amendment
Released 17:34 17-Jul-06
Number 3293G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

AMENDMENT

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	12 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
8402	7.6950	7.7650

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
331,805	7.7000	7.6724

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	77252	7.6723
CFD	Short	103703	7.6759
CFD	Short	44156	7.6844

CFD	Short	111	7.6808

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	17 July 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	17:54 17-Jul-06
Number	3309G

RNS Number:3309G
Franklin Resources Inc
17 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JULY 14, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,930,473	8.01%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,930,473	8.01%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	460	7.475 GBP
SALE	1,010	7.460 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	JULY 17, 2006
Contact name	LORI A. WEBER

Telephone number 954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Notice of AGM
Released	10:23 18-Jul-06
Number	3468G

RNS Number:3468G
Boots Group PLC
18 July 2006

Boots Group PLC AGM

Boots Group PLC will hold its AGM on Thursday 20 July 2006. At the meeting Richard Baker, Chief Executive, will present a summary of the operational and financial results for 2005/06. No trading update will be provided at the AGM.

Following completion of the merger and the preparation of Alliance UniChem figures, Alliance Boots PLC will issue an update on trading to 30 June 2006. This update will comprise three months trading for Boots The Chemists and six months trading for Alliance UniChem.

It is anticipated that the first update on trading in the merged group will be the pre-close statement for the six months to the end of September 2006.

- Ends -

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3-Boots Group plc
Released	10:54 18-Jul-06
Number	3491G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.37179482
Date of dealing	17 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,316,197	3.97%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,316,197	3.97%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	700	GBP 7.4125
Sale	700	GBP 7.4125

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**18 July 2006**
Contact name	**Helen Lewis**

Telephone number	0207 528 6742
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:58 18-Jul-06
Number	3573G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	18 July 2006
Date of dealing	17 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

17 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	17/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
5,100	GBP 15.94	GBP 15.93
Total number of securities sold	**Highest price received**	**Lowest price received**
319,946	GBP 15.94	GBP 15.93

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	17/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
179,352	GBP 1.77	GBP 1.72
Total number of securities sold	Highest price received	Lowest price received
172,608	GBP 1.78	GBP 1.69

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	17/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
13,777	GBP 9.89	GBP 9.83

Total number of securities sold	Highest price received	Lowest price received
5,800	GBP 9.84	GBP 9.84

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	17/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
157,420	GBP 7.44	GBP 7.41
Total number of securities sold	**Highest price received**	**Lowest price received**
146,353	GBP 7.45	GBP 7.41

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	12:03 18-Jul-06
Number	3598G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	17 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
227122	7.4395 GBP	7.4179 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
34087	7.4332 GBP	7.4332 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	38149	13.529 USD
CFD	Short	102089	13.529 USD
CFD	Short	17764	13.529 USD
CFD	Short	16832	13.529 USD
CFD	Short	2007	7.4408 GBP
CFD	Short	22993	7.4408 GBP
CFD	Short	10000	7.4408 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	18 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:20 18-Jul-06
Number	3620G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	17/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12209376	2.51368		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12209376	2.51368	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	5027	7.43
BUY	1259	7.43
BUY	35198	7.43
BUY	16821	7.43

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	18/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:25 18-Jul-06
Number	3625G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	17 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	694,705	0.14%	166,782	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	694,705	0.14%	166,782	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	*Number of securities*	*Price per unit (Note 4)*
PURCHASE	1240	740.5 pence
PURCHASE	1849	740.5
PURCHASE	1932	740.5
SALE	1214	740.5
SALE	35	740.5
SALE	965	740.5
PURCHASE	2353	741
PURCHASE	33	741
PURCHASE	144	741
PURCHASE	134	741
PURCHASE	1241	741
PURCHASE	698	741
PURCHASE	1365	741
PURCHASE	873	741
PURCHASE	762	741
PURCHASE	1389	741
PURCHASE	248	741
PURCHASE	268	741
PURCHASE	298	741
PURCHASE	142	741
PURCHASE	506	741
PURCHASE	992	741
PURCHASE	200	741
PURCHASE	250	741
PURCHASE	500	741
PURCHASE	1025	741
PURCHASE	625	741
PURCHASE	500	741
PURCHASE	332	741
PURCHASE	200	741
PURCHASE	2711	741
PURCHASE	1171	741
PURCHASE	915	741
PURCHASE	300	741
SALE	2000	741
SALE	4386	741
SALE	506	741
PURCHASE	1000	741.5
PURCHASE	1001	741.5
PURCHASE	900	741.5
PURCHASE	1313	741.5
PURCHASE	975	741.5
PURCHASE	2100	741.5
PURCHASE	189	741.5
PURCHASE	200	741.5
PURCHASE	656	741.5
PURCHASE	1261	741.5
PURCHASE	437	741.5
SALE	600	741.5
SALE	1000	741.5
SALE	35	741.5
SALE	35	741.5
SALE	822	741.5
SALE	77	741.5
SALE	1844	741.5
SALE	156	741.5
SALE	500	741.5
PURCHASE	1961	742
PURCHASE	180	742
PURCHASE	500	742
PURCHASE	3	742

PURCHASE	71	742
PURCHASE	3217	742
PURCHASE	408	742
PURCHASE	512	742
PURCHASE	777	742
PURCHASE	200	742
PURCHASE	120	742
PURCHASE	2400	742
PURCHASE	700	742
SALE	960	742
SALE	2417	742
SALE	600	742
SALE	1772	742
SALE	2371	742
SALE	3626	742
SALE	1003	742
PURCHASE	15	742.5
PURCHASE	397	742.5
PURCHASE	1171	742.5
PURCHASE	1269	742.5
PURCHASE	200	742.5
PURCHASE	146	742.5
PURCHASE	3330	742.5
PURCHASE	1167	742.5
PURCHASE	2755	742.5
PURCHASE	200	742.5
SALE	900	742.5
SALE	36	742.5
SALE	1700	742.5
SALE	962	742.5
SALE	35	742.5
SALE	738	742.5
SALE	1000	742.5
SALE	428	742.5
SALE	1397	742.5
SALE	1436	742.5
SALE	200	742.5
SALE	1200	742.5
SALE	992	742.5
SALE	5000	742.5
SALE	4109	742.5
SALE	1335	742.5
SALE	1500	742.5
PURCHASE	1282	743
PURCHASE	12841	743
SALE	1804	743
SALE	912	743
PURCHASE	889	743.5
PURCHASE	1538	743.5
PURCHASE	1461	743.5
PURCHASE	1395	743.5
PURCHASE	2355	743.5
PURCHASE	100	743.5
PURCHASE	1200	743.5
PURCHASE	948	743.5
PURCHASE	1926	743.5
SALE	400	743.5
SALE	1461	743.5
SALE	1894	743.5
SALE	35	743.5
SALE	1723	743.5
SALE	1758	743.5
SALE	3000	743.5
SALE	35	743.5
SALE	2942	743.5

SALE	1122	743.5
SALE	969	743.5
PURCHASE	1496	744
PURCHASE	35	744
PURCHASE	865	744
SALE	600	744
SALE	35	744
SALE	300	744
SALE	1183	744
SALE	128	744
SALE	41	744
PURCHASE	666	744.5
PURCHASE	1683	744.5
PURCHASE	1238	744.5
PURCHASE	200	744.5
PURCHASE	1642	744.5
PURCHASE	1600	744.5
PURCHASE	200	744.5
SALE	1670	744.5
SALE	827	744.5
SALE	3254	744.5
SALE	200	744.5
SALE	800	744.5
SALE	35	744.5
SALE	100	744.5
SALE	2060	744.5
SALE	2330	744.5
SALE	1550	744.5
PURCHASE	3538	745
PURCHASE	1300	745
SALE	334	745
SALE	657	745
SALE	303	745
SALE	5000	745
SALE	347	745
SALE	3648	745
SALE	1352	745
SALE	1302	745
SALE	997	745
PURCHASE	914	745.5

Purchases **98,239**
Sales **97,000**

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	18 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:36 18-Jul-06
Number	3641G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	17 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
67,431	7.4466 GBP	7.4050 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
27,855	7.4400 GBP	7.4100 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	18 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:59 18-Jul-06
Number	3669G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	17 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
1062	7.4250	7.4150

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
4353	7.4500	7.4150

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	92	7.4200
CFD	Short	53	7.4225

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:00 18-Jul-06
Number	3670G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	17 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	56,571 (0.012%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	56,571 (0.012%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	300	7.42
Sell	350	7.445
Sell	67	7.425
Sell	283	7.425
Sell	125	7.42
Sell	250	7.42
Sell	125	7.42
Sell	200	7.42
Sell	8	7.42
Sell	167	7.42
Sell	175	7.42
Sell	125	7.42
Sell	350	7.42
Sell	300	7.42
Sell	225	7.42
Sell	700	7.42
Sell	100	7.41
Sell	150	7.41
Sell	75	7.41
Sell	100	7.41
Sell	50	7.41
Sell	800	7.405
Sell	800	7.405
Sell	50	7.41
Sell	450	7.41
Sell	500	7.41
Sell	75	7.41
Sell	25	7.39
Sell	175	7.39
Sell	700	7.39
Sell	200	7.39
Sell	75	7.39
Sell	484	7.41
Sell	35	7.405
Sell	150	7.405
Sell	460	7.405
Sell	600	7.41
Sell	695	7.41
Sell	100	7.405
Sell	35	7.415
Sell	35	7.415
Sell	700	7.41
Sell	625	7.405
Sell	35	7.41
Sell	100	7.41
Sell	100	7.4
Sell	175	7.4

Sell	500	7.4
Sell	1417	7.4
Sell	300	7.4
Sell	1100	7.4
Sell	35	7.4
Sell	251	7.4
Sell	500	7.4
Sell	500	7.4
Sell	450	7.4
Sell	441	7.42
Sell	35	7.42
Sell	35	7.42
Sell	500	7.415
Sell	36	7.415
Sell	35	7.415
Sell	35	7.415
Sell	35	7.415
Sell	247	7.415
Sell	100	7.415
Sell	35	7.415
Sell	283	7.415
Sell	135	7.415
Sell	35	7.41
Sell	35	7.42
Sell	900	7.415
Sell	600	7.415
Sell	39770	7.425
Sell	100	7.42
Sell	700	7.42
Sell	2	7.415
Sell	35	7.415
Sell	35	7.415
Sell	35	7.415
Sell	35	7.415
Sell	35	7.415
Sell	523	7.415
Sell	697	7.42
Sell	28	7.42
Sell	175	7.41
Sell	50	7.41
Sell	353	7.41
Sell	1000	7.435
Sell	66	7.435
Sell	777	7.435
Sell	1000	7.435
Sell	77	7.42
Sell	325	7.405
Sell	79541	7.415
Sell	248	7.41
Sell	77	7.41
Sell	232	7.41
Sell	268	7.41
Sell	1100	7.41
Sell	300	7.415
Sell	9	7.415
Sell	77	7.41
Sell	100	7.41
Sell	300	7.41
Sell	97	7.41
Sell	700	7.41
Sell	77	7.41
Sell	298	7.41
Sell	142	7.41
Sell	8	7.41
Sell	977	7.41
Sell	25	7.415

Sell	2005	7.415
Sell	200	7.41
Sell	250	7.41
Sell	500	7.41
Sell	1025	7.41
Sell	625	7.41
Sell	1200	7.41
Sell	193	7.415
Sell	432	7.415
Sell	25	7.415
Sell	300	7.415
Sell	300	7.415
Sell	400	7.415
Sell	500	7.415
Sell	77	7.425
Sell	275	7.42
Sell	50	7.41
Sell	200	7.41
Sell	225	7.41
Sell	250	7.415
Sell	150	7.415
Sell	475	7.415
Sell	425	7.415
Sell	250	7.415
Sell	350	7.415
Sell	400	7.415
Sell	25	7.41
Sell	75	7.41
Sell	150	7.41
Sell	175	7.41
Sell	25	7.41
Sell	50	7.41
Sell	25	7.41
Sell	12	7.41
Sell	63	7.41
Sell	100	7.41
Sell	125	7.41
Sell	50	7.41
Sell	125	7.41
Sell	150	7.41
Sell	150	7.41
Sell	75	7.41
Sell	50	7.41
Sell	175	7.41
Sell	275	7.41
Sell	125	7.41
Sell	350	7.41
Sell	400	7.41
Sell	175	7.41
Sell	425	7.41
Sell	25	7.41
Sell	100	7.41
Sell	100	7.41
Sell	25	7.41
Sell	125	7.41
Sell	200	7.41
Sell	275	7.41
Sell	25	7.41
Sell	50	7.41
Sell	100	7.41
Sell	100	7.41

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) NO

Date of disclosure	18 July 2006
Contact name	Emma Braham

Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:25 18-Jul-06
Number	3678G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	17 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number (%)	Short Number (%)
(1) Relevant securities	31,451,3506.50%	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	31,451,3506.50%	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long Number**	**(%)**	**Short Number**	**(%)**
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	120,000	£7.4308

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	18 July 2006
Contact name	Clare Musham

Telephone number	0207 477 7116
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- (Boots Group Plc)
Released	14:34 18-Jul-06
Number	3760G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	17/07/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,743,711	7.359%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,743,711	7.359%	35,301	0.007%

Which includes an In-Specie transfer in of 5,915 shares

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	772	742.5p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	18/07/06
Contact name	Taryn O'Donoghue

Telephone number	020 7658 2959
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS

(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. *Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.*

2. *For all prices and other monetary amounts, the currency must be stated.*

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure - Amendment
Released	14:43 18-Jul-06
Number	3767G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

AMENDMENT

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	13 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
206181	7.5850	7.5450

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
214009	7.6200	7.5350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	3700	7.565
CFD	Short	46089	7.579
CFD	Short	45594	7.5612

CFD	Short	364	7.5588
CFD	Short	81	7.5612

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	18 July 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	14:51 18-Jul-06
Number	3780G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	17 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	12091505 (2.49%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	12091505 (2.49%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Sale	3883	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**18 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	14:52 18-Jul-06
Number	3777G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	17 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	9613461 (1.98%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	9613461 (1.98%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	502	
GB00B0P7Y252	ORD / CMN	Purchase	1140	
GB00B0P7Y252	ORD / CMN	Purchase	477	
GB00B0P7Y252	ORD / CMN	Purchase	2254	
GB00B0P7Y252	ORD / CMN	Purchase	3207	
GB00B0P7Y252	ORD / CMN	Purchase	4571	
GB00B0P7Y252	ORD / CMN	Purchase	16256	
GB00B0P7Y252	ORD / CMN	Purchase	914	
GB00B0P7Y252	ORD / CMN	Purchase	33186	
GB00B0P7Y252	ORD / CMN	Purchase	54789	
GB00B0P7Y252	ORD / CMN	Purchase	16110	
GB00B0P7Y252	ORD / CMN	Purchase	6957	
GB00B0P7Y252	ORD / CMN	Purchase	16611	
GB00B0P7Y252	ORD / CMN	Purchase	26242	
GB00B0P7Y252	ORD / CMN	Purchase	16307	
GB00B0P7Y252	ORD / CMN	Purchase	75070	
GB00B0P7Y252	ORD / CMN	Purchase	447	
GB00B0P7Y252	ORD / CMN	Purchase	1632	
GB00B0P7Y252	ORD / CMN	Purchase	2136	
GB00B0P7Y252	ORD / CMN	Purchase	1192	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	18 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
If a connected EFM, name of offeree/offeror with which connected	BOOTS GROUP PLC
If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- BOOTS plc
Released	16:33 18-Jul-06
Number	3902G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Silchester International Investors Limited
Company dealt in	BOOTS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	18th JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	24,560,563	5.06%	N/A
(2) Derivatives (other than options)	N/A		N/A
(3) Options and agreements to purchase/sell	N/A		N/A
Total	24,560,563	5.06%	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	15,000	738.60 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**18th JULY 2007**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	09:56 19-Jul-06
Number	4165G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	18 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	31,002,732	6.38%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	31,002,732	6.38%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	448,618	£7.40

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	18 July 2006
Contact name	Clare Musham

Telephone number	0207 477 7116
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:50 19-Jul-06
Number	4211G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	18 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
185094	7.45 GBP	7.41 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
37786	7.4619 GBP	7.4165 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	22187	13.565 USD
CFD	Short	29510	13.565 USD
CFD	Short	18128	13.565 USD
CFD	Short	31855	13.565 USD
CFD	Short	47375	7.45 GBP
CFD	Short	7500	7.3858 GBP
CFD	Short	15000	7.4428 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	19 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	11:04 19-Jul-06
Number	4223G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	18 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	10233461 (2.11%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	10233461 (2.11%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	1057	
GB00B0P7Y252	ORD / CMN	Purchase	2639	
GB00B0P7Y252	ORD / CMN	Purchase	3614	
GB00B0P7Y252	ORD / CMN	Purchase	4991	
GB00B0P7Y252	ORD / CMN	Purchase	2525	
GB00B0P7Y252	ORD / CMN	Purchase	35994	
GB00B0P7Y252	ORD / CMN	Purchase	7101	
GB00B0P7Y252	ORD / CMN	Purchase	10121	
GB00B0P7Y252	ORD / CMN	Purchase	73483	
GB00B0P7Y252	ORD / CMN	Purchase	121319	
GB00B0P7Y252	ORD / CMN	Purchase	35673	
GB00B0P7Y252	ORD / CMN	Purchase	15404	
GB00B0P7Y252	ORD / CMN	Purchase	36781	
GB00B0P7Y252	ORD / CMN	Purchase	58108	
GB00B0P7Y252	ORD / CMN	Purchase	36107	
GB00B0P7Y252	ORD / CMN	Purchase	166227	
GB00B0P7Y252	ORD / CMN	Purchase	4730	
GB00B0P7Y252	ORD / CMN	Purchase	991	
GB00B0P7Y252	ORD / CMN	Purchase	2024	
GB00B0P7Y252	ORD / CMN	Purchase	1111	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	19 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
If a connected EFM, name of offeree/offeror with which connected	BOOTS GROUP PLC
If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:00 19-Jul-06
Number	4293G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	18 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	684,307	0.14%	169,672	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	684,307	0.14%	169,672	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	2068	737 pence
SALE	3000	737
PURCHASE	3455	737.5
SALE	3369	737.5
SALE	1000	737.5
SALE	400	737.5
SALE	6000	737.5
SALE	2000	737.5
SALE	479	737.5
SALE	1165	737.5
SALE	4894	737.5
PURCHASE	4306	738
PURCHASE	100	738
PURCHASE	3857	738
SALE	3258	738
SALE	3000	738
SALE	3000	738
PURCHASE	58	738.5
PURCHASE	5566	738.5
PURCHASE	6103	738.5
PURCHASE	2699	738.5
PURCHASE	416	738.5
PURCHASE	1844	738.5
PURCHASE	11696	738.5
SALE	1612	738.5
SALE	588	738.5
PURCHASE	1786	739
PURCHASE	1605	739
PURCHASE	4402	739
SALE	1400	739
SALE	431	739
SALE	5964	739
SALE	2445	739.5
SALE	318	739.5
SALE	100	739.5
PURCHASE	3706	740
PURCHASE	518	740
PURCHASE	1100	740
PURCHASE	169	740
PURCHASE	100	740
PURCHASE	533	740
PURCHASE	854	740
PURCHASE	4320	740
PURCHASE	2213	740
PURCHASE	1814	740
PURCHASE	1286	740
PURCHASE	720	740
PURCHASE	2635	740
PURCHASE	417	740
PURCHASE	525	740
PURCHASE	3377	740
PURCHASE	1925	740
PURCHASE	100	740
PURCHASE	678	740
PURCHASE	4894	740
SALE	4132	740
SALE	3756	740
SALE	427	740
SALE	2400	740
SALE	2482	740
SALE	93	740

PURCHASE	953	740.5
PURCHASE	5944	740.5
PURCHASE	1900	740.5
PURCHASE	2900	740.5
PURCHASE	1749	740.5
PURCHASE	1669	740.5
PURCHASE	556	740.5
SALE	200	740.5
SALE	1000	740.5
PURCHASE	4000	741
PURCHASE	2615	741
PURCHASE	1000	741
SALE	2689	741
PURCHASE	1252	741.5
SALE	5000	741.5
SALE	2223	741.5
SALE	6263	741.5
PURCHASE	900	742
PURCHASE	4894	742
SALE	904	742
SALE	6525	742
PURCHASE	2125	742.5
PURCHASE	3300	742.5
PURCHASE	5277	742.5
PURCHASE	2824	742.5
PURCHASE	559	742.5
PURCHASE	1000	742.5
SALE	1487	742.5
SALE	3089	742.5
SALE	3300	742.5
SALE	1788	742.5
PURCHASE	5000	743
PURCHASE	775	743
PURCHASE	1000	743
PURCHASE	2083	743
PURCHASE	2595	743
PURCHASE	2433	743
PURCHASE	3575	743
PURCHASE	1000	743
SALE	500	743
SALE	1151	743
SALE	4678	743
SALE	5000	743
SALE	2957	743
SALE	389	743
SALE	1139	743
SALE	2400	743
SALE	939	743
SALE	6092	743
SALE	6032	743
PURCHASE	138	743.5
PURCHASE	1009	743.5
PURCHASE	70	743.5
PURCHASE	830	743.5
PURCHASE	4282	743.5
SALE	2332	743.5
SALE	2400	743.5
SALE	2726	743.5
SALE	830	743.5
SALE	2315	743.5
PURCHASE	158	744
PURCHASE	117	744
PURCHASE	100	744
PURCHASE	1000	744
PURCHASE	2839	744

SALE	1319	744
SALE	1000	744
SALE	2400	744
SALE	1000	744
SALE	1000	744
SALE	1190	744
SALE	1000	744
SALE	1000	744
SALE	1000	744
SALE	1000	744
SALE	55	744
SALE	845	744
PURCHASE	3643	744.5
SALE	1810	744.5
SALE	1100	744.5
SALE	48	744.5
SALE	900	744.5
SALE	222	744.5
SALE	1082	744.5
SALE	2000	744.5
SALE	4655	745
SALE	2221	745
SALE	398	745
SALE	463	745
SALE	2022	745
SALE	1900	745
SALE	2918	745
SALE	5000	745
SALE	2000	745
SALE	100	745
SALE	2000	745
SALE	2000	745
SALE	2000	745
SALE	100	745
SALE	2000	745
SALE	2000	745
PURCHASE	3109	745.5
PURCHASE	2000	745.5
PURCHASE	1000	745.5
PURCHASE	1000	745.5
PURCHASE	763	745.5
PURCHASE	32	745.5
PURCHASE	1000	745.5
PURCHASE	1000	745.5
PURCHASE	100	745.5
PURCHASE	1800	745.5
PURCHASE	1000	745.5
PURCHASE	644	745.5
PURCHASE	2712	745.5
PURCHASE	588	745.5

Purchases **174,589**
Sales **187,877**

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	19 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END



Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:01 19-Jul-06
Number	4294G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	18 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	684,307	0.14%	169,672	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	684,307	0.14%	169,672	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	2068	737 pence
SALE	3000	737
PURCHASE	3455	737.5
SALE	3369	737.5
SALE	1000	737.5
SALE	400	737.5
SALE	6000	737.5
SALE	2000	737.5
SALE	479	737.5
SALE	1165	737.5
SALE	4894	737.5
PURCHASE	4306	738
PURCHASE	100	738
PURCHASE	3857	738
SALE	3258	738
SALE	3000	738
SALE	3000	738
PURCHASE	58	738.5
PURCHASE	5566	738.5
PURCHASE	6103	738.5
PURCHASE	2699	738.5
PURCHASE	416	738.5
PURCHASE	1844	738.5
PURCHASE	11696	738.5
SALE	1612	738.5
SALE	588	738.5
PURCHASE	1786	739
PURCHASE	1605	739
PURCHASE	4402	739
SALE	1400	739
SALE	431	739
SALE	5964	739
SALE	2445	739.5
SALE	318	739.5
SALE	100	739.5
PURCHASE	3706	740
PURCHASE	518	740
PURCHASE	1100	740
PURCHASE	169	740
PURCHASE	100	740
PURCHASE	533	740
PURCHASE	854	740
PURCHASE	4320	740
PURCHASE	2213	740
PURCHASE	1814	740
PURCHASE	1286	740
PURCHASE	720	740
PURCHASE	2635	740
PURCHASE	417	740
PURCHASE	525	740
PURCHASE	3377	740
PURCHASE	1925	740
PURCHASE	100	740
PURCHASE	678	740
PURCHASE	4894	740
SALE	4132	740
SALE	3756	740
SALE	427	740
SALE	2400	740
SALE	2482	740
SALE	93	740

PURCHASE	953	740.5
PURCHASE	5944	740.5
PURCHASE	1900	740.5
PURCHASE	2900	740.5
PURCHASE	1749	740.5
PURCHASE	1669	740.5
PURCHASE	556	740.5
SALE	200	740.5
SALE	1000	740.5
PURCHASE	4000	741
PURCHASE	2615	741
PURCHASE	1000	741
SALE	2689	741
PURCHASE	1252	741.5
SALE	5000	741.5
SALE	2223	741.5
SALE	6263	741.5
PURCHASE	900	742
PURCHASE	4894	742
SALE	904	742
SALE	6525	742
PURCHASE	2125	742.5
PURCHASE	3300	742.5
PURCHASE	5277	742.5
PURCHASE	2824	742.5
PURCHASE	559	742.5
PURCHASE	1000	742.5
SALE	1487	742.5
SALE	3089	742.5
SALE	3300	742.5
SALE	1788	742.5
PURCHASE	5000	743
PURCHASE	775	743
PURCHASE	1000	743
PURCHASE	2083	743
PURCHASE	2595	743
PURCHASE	2433	743
PURCHASE	3575	743
PURCHASE	1000	743
SALE	500	743
SALE	1151	743
SALE	4678	743
SALE	5000	743
SALE	2957	743
SALE	389	743
SALE	1139	743
SALE	2400	743
SALE	939	743
SALE	6092	743
SALE	6032	743
PURCHASE	138	743.5
PURCHASE	1009	743.5
PURCHASE	70	743.5
PURCHASE	830	743.5
PURCHASE	4282	743.5
SALE	2332	743.5
SALE	2400	743.5
SALE	2726	743.5
SALE	830	743.5
SALE	2315	743.5
PURCHASE	158	744
PURCHASE	117	744
PURCHASE	100	744
PURCHASE	1000	744
PURCHASE	2839	744

SALE	1319	744
SALE	1000	744
SALE	2400	744
SALE	1000	744
SALE	1000	744
SALE	1190	744
SALE	1000	744
SALE	1000	744
SALE	1000	744
SALE	1000	744
SALE	55	744
SALE	845	744
PURCHASE	3643	744.5
SALE	1810	744.5
SALE	1100	744.5
SALE	48	744.5
SALE	900	744.5
SALE	222	744.5
SALE	1082	744.5
SALE	2000	744.5
SALE	4655	745
SALE	2221	745
SALE	398	745
SALE	463	745
SALE	2022	745
SALE	1900	745
SALE	2918	745
SALE	5000	745
SALE	2000	745
SALE	100	745
SALE	2000	745
SALE	2000	745
SALE	2000	745
SALE	100	745
SALE	2000	745
SALE	2000	745
PURCHASE	3109	745.5
PURCHASE	2000	745.5
PURCHASE	1000	745.5
PURCHASE	1000	745.5
PURCHASE	763	745.5
PURCHASE	32	745.5
PURCHASE	1000	745.5
PURCHASE	1000	745.5
PURCHASE	100	745.5
PURCHASE	1800	745.5
PURCHASE	1000	745.5
PURCHASE	644	745.5
PURCHASE	2712	745.5
PURCHASE	588	745.5

Purchases	**174,589**
Sales	**187,877**

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	19 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:03 19-Jul-06
Number	4299G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	18 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
21,131	7.4616 GBP	7.3850 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
7,211	7.4550 GBP	7.3884 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	19 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	12:13 19-Jul-06
Number	4314G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	18/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12208611	2.51352		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12208611	2.51352	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	1618	7.43
SELL	2383	7.43

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	19/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:28 19-Jul-06
Number	4334G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	19 July 2006
Date of dealing	18 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

18 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	18/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
379,375	GBP 16.00	GBP 15.94
Total number of securities sold	**Highest price received**	**Lowest price received**
1,379,418	GBP 16.00	GBP 15.94

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
LONG CFDSHORT			356,758GBP 15.99
LONG CFDSHORT			143,242GBP 15.99

LONG CFDSHORT 500,000GBP 15.98

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	18/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
39,355	GBP 1.77	GBP 1.70
Total number of securities sold	Highest price received	Lowest price received
46,953	GBP 1.77	GBP 1.75

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	18/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
24,122	GBP 9.90	GBP 9.82
Total number of securities sold	**Highest price received**	**Lowest price received**
21,031	GBP 9.87	GBP 9.81

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH

RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	18/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
615,517	GBP 7.46	GBP 7.36

Total number of securities sold	Highest price received	Lowest price received
608,662	GBP 7.46	GBP 7.36

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:30 19-Jul-06
Number	4335G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	18 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
19676	7.4500	7.3750

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note 3)
132694	7.4550	7.3715

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	47375	7.4500
CFD	Short	80000	7.3715
CFD	Short	2685	7.3800

CFD	Short	64	7.4426

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	19 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:34 19-Jul-06
Number	4338G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	18 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	43,444 (0.008%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	43,444 (0.008%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Sell	25	7.44
Sell	275	7.44
Sell	650	7.43
Sell	50	7.43
Sell	300	7.43
Sell	425	7.43
Sell	547	7.43
Sell	1850	7.4
Sell	2025	7.4
Sell	2127	7.4
Sell	37	7.395
Sell	26	7.43
Sell	650	7.425
Sell	796	7.425
Sell	100	7.425
Sell	425	7.405
Sell	100	7.45
Sell	1052	7.45
Sell	876	7.45
Sell	424	7.45
Sell	367	7.44

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	19 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:10 19-Jul-06
Number	4495G

RNS Number:4495G
Franklin Resources Inc
19 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JULY 18, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,930,713	8.01%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,930,713	8.01%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	240	7.450 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	JULY 19, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283

If a connected EFM, name of offeree/offeror with which connected | N/A

If a connected EFM, state nature of connection (Note 10) | N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- BOOTS plc
Released	10:12 20-Jul-06
Number	4825G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Silchester International Investors Limited
Company dealt in	BOOTS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	19th JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	24,410,563	5.03%	N/A
(2) Derivatives (other than options)	N/A		N/A
(3) Options and agreements to purchase/sell	N/A		N/A
Total	24,410,563	5.03%	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	150,000	750.47 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**20th JULY 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	10:12 20-Jul-06
Number	4826G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	19 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	31,001,254	6.38%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	31,001,254	6.38%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	21,649	£7.49
Purchase	20,171	£7.44

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 20 July 2006

Contact name	Clare Musham
Telephone number	0207 477 7116
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:17 20-Jul-06
Number	4831G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**Goldman Sachs International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary Shares**
Date of dealing	**19 July 2006**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
16655	7.4598 GBP	7.433 GBP

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
146262	7.465 GBP	7.451 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note
CFD	**Short**	15510	**7.4629 GBP**
CFD	**Short**	4562	**7.4629 GBP**
CFD	**Short**	1095	**7.4629 GBP**
CFD	**Short**	15326	**7.4629 GBP**
CFD	**Short**	150000	**7.45 GBP**
CFD	**Long**	26990	**7.4629 GBP**
CFD	**Long**	7938	**7.4629 GBP**
CFD	**Long**	1905	**7.4629 GBP**
CFD	**Long**	26674	**7.4629 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	20 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:45 20-Jul-06
Number	4929G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	20 July 2006
Date of dealing	19 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

19 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
284,686	GBP 16.00	GBP 15.99
Total number of securities sold	**Highest price received**	**Lowest price received**
120,037	GBP 16.00	GBP 15.99

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
383,110	GBP 1.77	GBP 1.74
Total number of securities sold	**Highest price received**	**Lowest price received**
389,775	GBP 1.76	GBP 1.75

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
99,732	GBP 9.96	GBP 9.88
Total number of securities sold	**Highest price received**	**Lowest price received**
94,952	GBP 9.96	GBP 9.88

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	19/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
102,673	GBP 7.51	GBP 7.45

Total number of securities sold	Highest price received	Lowest price received
98,542	GBP 7.51	GBP 7.46

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- (Boots Group Plc)
Released	11:55 20-Jul-06
Number	4948G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	19/07/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	35,759,261	7.362%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,759,261	7.362%	35,301	0.007%

which includes an in-specie transfer out of 5,916 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	15,550	748.571p

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	20/07/06
Contact name	Taryn O'Donoghue

Telephone number	020 7658 2959
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	12:54 20-Jul-06
Number	5004G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**19 July 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities	**10692351 (2.2%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**10692351 (2.2%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	751	
GB00B0P7Y252	ORD / CMN	Purchase	842	
GB00B0P7Y252	ORD / CMN	Purchase	1533	
GB00B0P7Y252	ORD / CMN	Purchase	3780	
GB00B0P7Y252	ORD / CMN	Purchase	27264	
GB00B0P7Y252	ORD / CMN	Purchase	5379	
GB00B0P7Y252	ORD / CMN	Purchase	7666	
GB00B0P7Y252	ORD / CMN	Purchase	55659	
GB00B0P7Y252	ORD / CMN	Purchase	91892	
GB00B0P7Y252	ORD / CMN	Purchase	22194	
GB00B0P7Y252	ORD / CMN	Purchase	11668	
GB00B0P7Y252	ORD / CMN	Purchase	27859	
GB00B0P7Y252	ORD / CMN	Purchase	44013	
GB00B0P7Y252	ORD / CMN	Purchase	21450	
GB00B0P7Y252	ORD / CMN	Purchase	125907	
GB00B0P7Y252	ORD / CMN	Purchase	1912	
GB00B0P7Y252	ORD / CMN	Purchase	3583	
GB00B0P7Y252	ORD / CMN	Purchase	1999	
GB00B0P7Y252	ORD / CMN	Purchase	2738	
GB00B0P7Y252	ORD / CMN	Purchase	801	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	20 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
If a connected EFM, name of offeree/offeror with which connected	BOOTS GROUP PLC
If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Company Goldman Sachs Asset Management LP
TIDM
Headline Rule 8.3- (Boots Group Plc)
Released 12:57 20-Jul-06
Number 5005G

FORM 8.3

LATE DISCLOSURE

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	18 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	11,800,899 (2.43%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	11,800,899 (2.43%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per ur
GB00B0P7Y252	ORD / CMN	Sale	290606	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**20 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:01 20-Jul-06
Number	5011G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities	5,314 (0.001%)		
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	5,314 (0.001%)		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	700	7.455
Buy	796	7.455
Buy	560	7.45
Buy	560	7.45
Buy	100	7.46
Buy	300	7.48
Buy	400	7.48
Buy	450	7.5
Buy	100	7.5
Buy	375	7.5
Buy	300	7.52
Buy	150	7.52
Buy	425	7.52
Buy	575	7.515
Buy	25	7.515
Buy	375	7.505
Buy	2061	7.505
Buy	995	7.515
Buy	510	7.515
Buy	8446	7.515
Sell	58	7.4950
Sell	350	7.4750
Sell	50	7.4500
Sell	50	7.4500
Sell	150	7.4500
Sell	150	7.4450
Sell	125	7.4450
Sell	200	7.4750
Sell	225	7.4750
Sell	100	7.4900
Sell	175	7.4850
Sell	175	7.4850
Sell	50	7.4850
Sell	46	7.4850
Sell	1279	7.4850
Sell	175	7.4800
Sell	26	7.4800
Sell	6	7.4800
Sell	725	7.4750
Sell	525	7.4650
Sell	263	7.4650
Sell	462	7.4650
Sell	2	7.4650
Sell	3	7.4650
Sell	170	7.4650
Sell	225	7.4650
Sell	450	7.4650

Sell	314	7.4600
Sell	300	7.4600
Sell	406	7.4600
Sell	724	7.4600
Sell	10	7.4600
Sell	96	7.4600
Sell	221	7.4600
Sell	100	7.4600
Sell	100	7.4600
Sell	74	7.4600
Sell	105	7.4600
Sell	8	7.4550
Sell	9	7.4550
Sell	18	7.4550
Sell	15	7.4550
Sell	1075	7.4400
Sell	39803	7.4450
Sell	525	7.4500
Sell	2125	7.4500
Sell	78	7.4500
Sell	78	7.4500
Sell	911	7.4500
Sell	796	7.4500
Sell	237	7.4500
Sell	995	7.5150
Sell	485	7.5150
Sell	510	7.5150

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 5)	**Number of securities** (Note 6)	**Price per unit** (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 6)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 4)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	20 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:03 20-Jul-06
Number	5013G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	19 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
46645	7.5150	7.4350

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
4664	7.4950	7.4600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	22336	7.4661
CFD	Short	2074	7.4903

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	20 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

[Close]

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	13:25 20-Jul-06
Number	5033G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	19 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	695,599	0.14%	164,623	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	695,599	0.14%	164,623	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	820	743.5 pence
PURCHASE	5970	743.5
PURCHASE	5743	744
PURCHASE	3665	744
PURCHASE	4032	744
PURCHASE	2216	744
PURCHASE	3200	744
PURCHASE	100	744
PURCHASE	900	744
PURCHASE	4300	744
SALE	100	744
SALE	2000	744
SALE	5000	744
SALE	2000	744
SALE	40	744
SALE	9000	744
SALE	900	744
PURCHASE	1300	744.5
PURCHASE	1489	744.5
SALE	4725	744.5
SALE	706	744.5
SALE	1000	744.5
PURCHASE	900	745
PURCHASE	100	745
PURCHASE	1325	745
PURCHASE	7839	745
PURCHASE	1157	745
PURCHASE	3500	745
PURCHASE	9000	745
PURCHASE	6075	745
PURCHASE	4695	745
PURCHASE	1100	745
PURCHASE	471	745
PURCHASE	254	745
PURCHASE	530	745
PURCHASE	738	745
PURCHASE	6157	745
PURCHASE	6376	745
PURCHASE	3513	745
PURCHASE	2812	745
SALE	422	745
SALE	1278	745
SALE	1000	745
SALE	1984	745
SALE	3300	745
SALE	3300	745
SALE	1600	745
SALE	653	745
SALE	100	745
SALE	100	745
SALE	4440	745
SALE	5000	745
SALE	47	745
PURCHASE	494	745.5
PURCHASE	933	745.5
PURCHASE	3330	745.5
PURCHASE	39	745.5
PURCHASE	1680	745.5
PURCHASE	100	745.5
PURCHASE	3167	745.5
PURCHASE	850	745.5

PURCHASE	100	745.5
PURCHASE	423	745.5
PURCHASE	700	745.5
PURCHASE	556	745.5
SALE	800	745.5
SALE	77	745.5
SALE	500	745.5
SALE	13413	745.5
PURCHASE	4798	746
PURCHASE	211	746
PURCHASE	1907	746
SALE	4067	746
SALE	1000	746
PURCHASE	882	746.5
PURCHASE	1424	746.5
PURCHASE	3462	746.5
PURCHASE	1308	746.5
PURCHASE	1936	746.5
PURCHASE	56	746.5
PURCHASE	498	746.5
PURCHASE	502	746.5
SALE	737	746.5
SALE	1037	746.5
SALE	1176	746.5
SALE	1523	746.5
SALE	2421	746.5
PURCHASE	840	747
PURCHASE	679	747
PURCHASE	993	747
PURCHASE	407	747
SALE	824	747
SALE	475	747
SALE	77	747
SALE	9000	747
PURCHASE	1086	747.5
PURCHASE	5471	747.5
PURCHASE	100	747.5
PURCHASE	500	747.5
PURCHASE	2166	747.5
PURCHASE	5000	747.5
PURCHASE	1594	747.5
PURCHASE	3406	747.5
PURCHASE	2945	747.5
PURCHASE	1254	747.5
SALE	3890	747.5
SALE	92	747.5
SALE	100	747.5
SALE	600	747.5
SALE	100	747.5
SALE	1100	747.5
SALE	180	747.5
SALE	5000	747.5
SALE	1000	747.5
SALE	3972	747.5
SALE	1248	747.5
PURCHASE	600	748
PURCHASE	2390	748
PURCHASE	2700	748
SALE	816	748
SALE	3294	748
SALE	98	748
SALE	5720	748
SALE	2313	748
SALE	1144	748
PURCHASE	2674	748.5

PURCHASE	1300	748.5
PURCHASE	2066	748.5
PURCHASE	2272	748.5
SALE	1048	748.5
SALE	2041	748.5
SALE	193	748.5
SALE	995	748.5
SALE	398	748.5
SALE	1990	748.5
SALE	109	748.5
SALE	1838	749
SALE	3644	749
SALE	1492	749
SALE	2030	749
SALE	596	749
SALE	3053	749
SALE	12	749
SALE	1327	749
SALE	824	749
SALE	696	749
SALE	273	749
SALE	100	749
SALE	273	749
SALE	3873	749
SALE	273	749
SALE	273	749
SALE	273	749
SALE	100	749
SALE	500	749
SALE	871	749.5
SALE	1371	749.5
SALE	1235	749.5
SALE	1799	749.5
SALE	2069	749.5
SALE	100	749.5
SALE	3888	749.5
SALE	9375	749.5
SALE	79	749.5
SALE	2439	749.5
SALE	100	749.5
SALE	6450	749.5
PURCHASE	3503	750
PURCHASE	2324	750
PURCHASE	3390	750
PURCHASE	2524	750
PURCHASE	1183	750.5
PURCHASE	1200	750.5
PURCHASE	1817	750.5
SALE	1906	750.5
SALE	594	750.5
SALE	3118	751
PURCHASE	12234	751.5
PURCHASE	8197	751.5

Purchases 196,448
Sales 180,107

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	20 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	13:36 20-Jul-06
Number	5040G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	19 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
46,267	7.5150 GBP	7.4500 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
3,764	7.5150 GBP	7.4900 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	20 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	14:47 20-Jul-06
Number	5130G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	19/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 3,559 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12214531	2.51474		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12214531	2.51474	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2700	7.52
BUY	6779	7.49

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name. (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	20/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group Plc
Released	16:22 20-Jul-06
Number	5227G

RNS Number:5227G
Franklin Resources Inc
20 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	July 19, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,932,713	8.02%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,932,713	8.02%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,000	7.472 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure July 20, 2006

Contact name	Lori A. Weber
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Credit Suisse Asset Management Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	10:33 21-Jul-06
Number	5491G

RNS Number:5491G
Credit Suisse Asset Management Ltd
21 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)

CREDIT SUISSE ASSET MANAGEMENT LIMITED LONDON

Company dealt in

BOOTS GROUP PLC

Class of relevant security to which
the dealings being disclosed relate
(Note 2)

COMM STK PAR GBP 37.179

Date of dealing

20 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant
security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	5,898,474	(1.21)		

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total 5,898,474 (1.21)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	3,400	7.56 (GBP)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 21 JULY 2006

Contact name	ROSS KEOGH
Telephone number	020 7426 2759
If a connected EFM, name of offeree /offeror with which connected	ALLIANCE UNICHEM PLC
If a connected EFM, state nature of connection (Note 10)	EXEMPT FUND MANAGER IS UNDER THE SAME CONTROL AS A CONNECTED ADVISOR TO THE OFFEROR

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- BOOTS PLC
Released	10:42 21-Jul-06
Number	5506G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Silchester International Investors Limited
Company dealt in	BOOTS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	20th JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	24,209,923	4.98%	N/A
(2) Derivatives (other than options)	N/A		N/A
(3) Options and agreements to purchase/sell	N/A		N/A
Total	24,209,923	4.98%	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	200,640	756.87 GBp

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	10:44 21-Jul-06
Number	5507G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	20 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	30,974,767	6.38%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	30,974,767	6.38%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	26,487	£7.49

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 21 July 2006

Contact name	Clare Musham
Telephone number	0207 477 7116
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:04 21-Jul-06
Number	5520G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
223806	7.5795 GBP	7.5149 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
46306	7.5864 GBP	7.505 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	12500	7.5682 GBP
CFD	Short	5000	7.5682 GBP
CFD	Short	10000	7.5682 GBP
CFD	Short	150000	7.55 GBP
CFD	Long	21250	7.5806 GBP
CFD	Long	6250	7.5806 GBP
CFD	Long	1500	7.5806 GBP
CFD	Long	21000	7.5806 GBP
CFD	Long	21250	7.5338 GBP
CFD	Long	6250	7.5338 GBP
CFD	Long	1500	7.5338 GBP

CFD	Long	21000	7.5338 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	21 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company Goldman Sachs Asset Management LP
TIDM
Headline Rule 8.3 - Boots Group Plc
Released 11:07 21-Jul-06
Number 5529G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	20 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	11521351 (2.37%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	11521351 (2.37%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Sale	40869	
GB00B0P7Y252	ORD / CMN	Sale	75867	
GB00B0P7Y252	ORD / CMN	Sale	40730	
GB00B0P7Y252	ORD / CMN	Sale	48018	
GB00B0P7Y252	ORD / CMN	Sale	74064	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**21 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Retirement of director
Released	11:19 21-Jul-06
Number	5535G

RNS Number:5535G
Boots Group PLC
21 July 2006

Martin Read retired from the Board of Boots Group PLC at the conclusion of the Annual General Meeting held on 20th July 2006, having completed two three year terms as a non-executive director.

- ENDS -

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:22 21-Jul-06
Number	5541G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	21 July 2006
Date of dealing	20 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

20 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	20/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
90,438	GBP 16.01	GBP 16.00
Total number of securities sold	**Highest price received**	**Lowest price received**
84,819	GBP 16.01	GBP 16.00

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	20/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
134,299	GBP 1.76	GBP 1.73
Total number of securities sold	**Highest price received**	**Lowest price received**
129,278	GBP 1.77	GBP 1.76

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	20/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
152,510	GBP 10.03	GBP 9.94
Total number of securities sold	**Highest price received**	**Lowest price received**
51,242	GBP 10.08	GBP 9.97

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	20/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
256,640	GBP 7.60	GBP 7.49
Total number of securities sold	**Highest price received**	**Lowest price received**
254,524	GBP 7.60	GBP 7.49

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

Go to market news section

Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	11:40 21-Jul-06
Number	PRNUK-2107

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.37179482
Date of dealing	20/07/2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	8,867,881 1.82	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,867,881 1.82	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	94,456	7.54840GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 21/07/2006

Contact name | Lara Shitta-Bey

Telephone number | 0207 548 2293

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:13 21-Jul-06
Number	5588G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	20 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	693,494	0.14%	164,711	0.03%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	693,494	0.14%	164,711	0.03%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	1975	749 pence
SALE	480	750.5
SALE	970	750.5
SALE	800	751
SALE	1200	751
PURCHASE	7000	751.5
PURCHASE	2477	751.5
SALE	3965	751.5
SALE	3100	751.5
SALE	1000	751.5
SALE	3100	751.5
SALE	3100	751.5
SALE	3100	751.5
SALE	363	751.5
SALE	400	751.5
SALE	2737	751.5
SALE	529	751.5
SALE	1000	751.5
SALE	2100	751.5
SALE	1300	751.5
PURCHASE	100	752
PURCHASE	2319	752
PURCHASE	4034	752.5
PURCHASE	1000	752.5
SALE	77	752.5
SALE	7	752.5
SALE	2664	752.5
SALE	77	752.5
PURCHASE	4209	753
PURCHASE	4000	753
SALE	782	753
PURCHASE	938	753.5
PURCHASE	1150	753.5
SALE	736	753.5
PURCHASE	607	754
PURCHASE	1019	754
PURCHASE	100	754
PURCHASE	100	754
PURCHASE	414	754
PURCHASE	700	754
PURCHASE	2086	754
SALE	600	754
SALE	285	754
SALE	915	754
SALE	790	754
SALE	600	754
SALE	959	754
SALE	2762	754.5
SALE	1700	754.5
SALE	4780	754.5
SALE	1310	754.5
SALE	759	754.5
SALE	3611	754.5
SALE	4239	754.5
SALE	2456	754.5
SALE	3300	754.5
PURCHASE	2552	755
PURCHASE	465	755
PURCHASE	3791	755
PURCHASE	1	755
PURCHASE	2046	755

PURCHASE	4090	755
PURCHASE	2623	755
PURCHASE	748	755
PURCHASE	700	755
PURCHASE	2226	755
PURCHASE	3708	755
SALE	700	755
SALE	2000	755
PURCHASE	2379	755.5
PURCHASE	2000	755.5
PURCHASE	69	755.5
PURCHASE	8	755.5
PURCHASE	2597	755.5
PURCHASE	100	755.5
PURCHASE	2	755.5
PURCHASE	1226	755.5
PURCHASE	2000	755.5
PURCHASE	897	755.5
PURCHASE	100	755.5
PURCHASE	1124	755.5
PURCHASE	1325	755.5
SALE	1563	755.5
SALE	3199	755.5
SALE	100	755.5
SALE	1000	755.5
PURCHASE	1199	756
PURCHASE	3411	756
PURCHASE	1829	756
PURCHASE	3477	756
PURCHASE	2791	756
PURCHASE	292	756
PURCHASE	1981	756
SALE	2300	756
SALE	2198	756
SALE	100	756
SALE	4000	756
SALE	345	756
PURCHASE	1680	756.5
PURCHASE	636	756.5
PURCHASE	1114	756.5
PURCHASE	1000	756.5
PURCHASE	243	756.5
SALE	2500	756.5
SALE	1000	756.5
PURCHASE	65	757.5
PURCHASE	4763	757.5
PURCHASE	368	757.5
PURCHASE	1000	757.5
PURCHASE	2100	757.5
PURCHASE	1910	757.5
PURCHASE	1337	757.5
PURCHASE	900	757.5
SALE	2251	757.5
SALE	1000	757.5
PURCHASE	1500	758
SALE	1922	758
SALE	2000	758
SALE	4989	758
SALE	1000	758
SALE	178	758
SALE	1000	758
PURCHASE	900	758.5
PURCHASE	188	758.5
PURCHASE	3584	758.5
SALE	1383	758.5

SALE	817	758.5
SALE	5177	759
SALE	100	759
SALE	1957	760
SALE	3034	760
SALE	1000	760
PURCHASE	1975	749
SALE	480	750.5
SALE	970	750.5
SALE	800	751
SALE	1200	751
PURCHASE	7000	751.5
PURCHASE	2477	751.5
SALE	3965	751.5
SALE	3100	751.5
SALE	1000	751.5
SALE	3100	751.5
SALE	3100	751.5
SALE	3100	751.5
SALE	363	751.5
SALE	400	751.5
SALE	2737	751.5
SALE	529	751.5
SALE	1000	751.5
SALE	2100	751.5
SALE	1300	751.5
PURCHASE	100	752
PURCHASE	2319	752
PURCHASE	4034	752.5
PURCHASE	1000	752.5
SALE	77	752.5
SALE	7	752.5
SALE	2664	752.5
SALE	77	752.5
PURCHASE	4209	753
PURCHASE	4000	753
SALE	782	753
PURCHASE	938	753.5
PURCHASE	1150	753.5
SALE	736	753.5
PURCHASE	607	754
PURCHASE	1019	754
PURCHASE	100	754
PURCHASE	100	754
PURCHASE	414	754
PURCHASE	700	754
PURCHASE	2086	754
SALE	600	754
SALE	285	754
SALE	915	754
SALE	790	754
SALE	600	754
SALE	959	754

Purchases	**109,273**
Sales	**111,466**

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	21 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:21 21-Jul-06
Number	5600G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	20 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
128,415	7.5850 GBP	7.5050 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
114,753	7.5800 GBP	7.536386 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	37,200	7.585 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	21 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company Credit Suisse Securities (Eur) Ltd
TIDM
Headline EPT Disclosure
Released 12:41 21-Jul-06
Number 5625G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
678	7.5350	7.5050

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
12965	7.5400	7.5050

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	3700	7.5150
CFD	Short	59	7.5160

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	21 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:41 21-Jul-06
Number	5627G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			-9808 (0.00%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			-9808 (0.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	995	7.5050
Buy	200	7.5300
Buy	13	7.5850
Buy	100	7.5850
Sell	807	7.5500
Sell	829	7.5500
Sell	426	7.5500
Sell	897	7.5550
Sell	1325	7.5550
Sell	338	7.5450
Sell	2728	7.5500
Sell	1578	7.5450
Sell	400	7.5200
Sell	18	7.5400
Sell	100	7.5400
Sell	100	7.5400
Sell	100	7.5350
Sell	50	7.5350
Sell	525	7.5350
Sell	1750	7.5350
Sell	49	7.5350
Sell	100	7.5350
Sell	2001	7.5350
Sell	372	7.5350
Sell	1215	7.5350
Sell	722	7.5350

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	21 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	12:53 21-Jul-06
Number	5637G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.3717948
Date of dealing	19 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	5,913,583	1.217%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	5,913,583	1.217%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	66,813	GBP7.465600

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	21 JULY 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Boots Group PLC
Released	12:54 21-Jul-06
Number	5638G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	AVIVA PLC AND ITS SUBSIDIARIES
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.3717948
Date of dealing	20 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	5,914,746	1.218%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	5,914,746	1.218%	0	0%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0%
(2) Derivatives (other than options)	0	0%	0	0%
(3) Options and agreements to purchase/sell	0	0%	0	0%
Total	0	0%	0	0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	1,163	GBP7.558880

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	21 JULY 2006
Contact name	NEIL WHITTAKER

Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:20 21-Jul-06
Number	5843G

RNS Number:5843G
Franklin Resources Inc
21 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JULY 20, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,982,593	8.03%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,982,593	8.03%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	49,880	7.547 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	JULY 21, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283

If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	10:43 24-Jul-06
Number	6133G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	24 July 2006
Date of dealing	21 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

21 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	21/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
110,765	GBP 16.01	GBP 15.99
Total number of securities sold	**Highest price received**	**Lowest price received**
110,765	GBP 16.01	GBP 15.99

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit
LONG CFDSHORT			99,253GBP 15.99

(c) Options transactions in respect of existing securities

Product name	Writing, selling,	Number of securities under	Exercise price	Type, e.g. American,	Type, e.g. American,	Option money

eg call option	purchasing, varying etc.	option		European etc	European etc	paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	21/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
2,000	GBP 1.76	GBP 1.76
Total number of securities sold	**Highest price received**	**Lowest price received**
33,615	GBP 1.78	GBP 1.75

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	21/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
103,494	GBP 9.96	GBP 9.85
Total number of securities sold	**Highest price received**	**Lowest price received**
121,678	GBP 10.00	GBP 9.85

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	21/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
64,489	GBP 7.55	GBP 7.45
Total number of securities sold	**Highest price received**	**Lowest price received**
189,270	GBP 7.55	GBP 7.45

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:11 24-Jul-06
Number	6160G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
136498	7.4954 GBP	7.4954 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
86498	7.52 GBP	7.4807 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	21250	7.5236 GBP
CFD	Long	21000	7.5236 GBP
CFD	Long	6250	7.5236 GBP
CFD	Long	1500	7.5236 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ι

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	24 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	11:16 24-Jul-06
Number	6169G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	21 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	10747969 (2.21%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	10747969 (2.21%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	3500	
GB00B0P7Y252	ORD / CMN	Purchase	700	
GB00B0P7Y252	ORD / CMN	Purchase	700	
GB00B0P7Y252	ORD / CMN	Purchase	700	
GB00B0P7Y252	ORD / CMN	Purchase	700	
GB00B0P7Y252	ORD / CMN	Purchase	700	
GB00B0P7Y252	ORD / CMN	Purchase	700	
GB00B0P7Y252	ORD / CMN	Purchase	700	
GB00B0P7Y252	ORD / CMN	Purchase	6300	
GB00B0P7Y252	ORD / CMN	Purchase	9800	
GB00B0P7Y252	ORD / CMN	Purchase	700	
GB00B0P7Y252	ORD / CMN	Purchase	2800	
GB00B0P7Y252	ORD / CMN	Purchase	700	
GB00B0P7Y252	ORD / CMN	Purchase	700	
GB00B0P7Y252	ORD / CMN	Purchase	3500	
GB00B0P7Y252	ORD / CMN	Purchase	4900	
GB00B0P7Y252	ORD / CMN	Purchase	2418	
GB00B0P7Y252	ORD / CMN	Purchase	14000	
GB00B0P7Y252	ORD / CMN	Purchase	700	
GB00B0P7Y252	ORD / CMN	Purchase	700	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure	24 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
If a connected EFM, name of offeree/offeror with which connected	BOOTS GROUP PLC
If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:44 24-Jul-06
Number	6195G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
53791	7.5150	7.4500

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
57877	7.5150	7.4500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	19151	7.4875
CFD	Short	2208	7.4601
CFD	Short	21	7.4601

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	11:45 24-Jul-06
Number	6198G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			-19,370 (0.00%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			-19,370 (0.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	398	7.5000
Buy	398	7.5000
Buy	398	7.5000
Buy	50	7.5150
Sell	155	7.4850
Sell	70	7.4850
Sell	725	7.4850
Sell	200	7.4850
Sell	475	7.4850
Sell	1225	7.4850
Sell	1859	7.4850
Sell	40	7.4800
Sell	1112	7.4800
Sell	225	7.4800
Sell	501	7.4800
Sell	599	7.4800
Sell	492	7.4800
Sell	553	7.4700
Sell	200	7.4650
Sell	796	7.4700
Sell	584	7.4700
Sell	995	7.4500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	24 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:11 24-Jul-06
Number	6257G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	21 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
362,738	7.5216 GBP	7.4500 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
12,055	7.5200 GBP	7.4500 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	126,874	7.505 GBP
CFD	SHORT	126,874	7.505 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

the option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	24 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:15 24-Jul-06
Number	6264G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	21 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	706,318	0.15%	3,405	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	706,318	0.15%	3,405	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. **DEALINGS** (Note 3)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	1374	745 pence
PURCHASE	1589	745.5
PURCHASE	807	745.5
SALE	2620	745.5
SALE	8411	745.5
SALE	132	745.5
SALE	1168	745.5
PURCHASE	3001	746
PURCHASE	6232	746
PURCHASE	2382	746.5
PURCHASE	12784	746.5
PURCHASE	2580	746.5
PURCHASE	802	746.5
PURCHASE	2006	746.5
PURCHASE	82	746.5
PURCHASE	775	746.5
PURCHASE	237	746.5
PURCHASE	1672	746.5
PURCHASE	1957	746.5
PURCHASE	437	746.5
SALE	1112	746.5
SALE	5140	746.5
SALE	2902	746.5
SALE	7895	747
PURCHASE	899	747.5
PURCHASE	50	747.5
PURCHASE	160	747.5
PURCHASE	261	747.5
PURCHASE	840	747.5
PURCHASE	20	747.5
PURCHASE	1487	747.5
PURCHASE	13209	747.5
PURCHASE	793	748
PURCHASE	1820	748
PURCHASE	252	748
PURCHASE	1748	748
PURCHASE	3078	748
PURCHASE	2194	748
PURCHASE	1006	748
PURCHASE	1200	748
PURCHASE	2699	748
PURCHASE	817	748
PURCHASE	6	748
PURCHASE	501	748
PURCHASE	492	748
PURCHASE	128	748
PURCHASE	885	748
PURCHASE	399	748
PURCHASE	4611	748
SALE	1300	748
PURCHASE	16	748.5
PURCHASE	43	748.5
PURCHASE	1776	748.5
PURCHASE	1620	748.5
PURCHASE	956	748.5
PURCHASE	1148	748.5
PURCHASE	1934	748.5
PURCHASE	1552	748.5
PURCHASE	725	748.5
PURCHASE	561	748.5
PURCHASE	246	748.5

PURCHASE	200	748.5
PURCHASE	475	748.5
PURCHASE	4639	748.5
SALE	4639	748.5
SALE	1140	748.5
SALE	1000	748.5
SALE	4103	748.5
PURCHASE	8048	749
PURCHASE	1195	749
PURCHASE	2500	749
PURCHASE	200	749
PURCHASE	52	749
PURCHASE	809	749
PURCHASE	348	749
PURCHASE	855	749
PURCHASE	929	749
PURCHASE	709	749
PURCHASE	2	749
PURCHASE	604	749
PURCHASE	1366	749
PURCHASE	22	749
PURCHASE	158	749
PURCHASE	2888	749
PURCHASE	491	749
PURCHASE	180	749
PURCHASE	127	749
PURCHASE	916	749
PURCHASE	1511	749
PURCHASE	887	749
PURCHASE	773	749
PURCHASE	5000	749
PURCHASE	648	749
PURCHASE	830	749
PURCHASE	5603	749
PURCHASE	1224	749
PURCHASE	2119	749
PURCHASE	2735	749
PURCHASE	662	749
PURCHASE	137	749
PURCHASE	464	749
PURCHASE	1207	749
SALE	3330	749
SALE	289	749
SALE	916	749
SALE	600	749
PURCHASE	9500	749.5
PURCHASE	825	749.5
PURCHASE	2868	749.5
PURCHASE	100	749.5
PURCHASE	52	749.5
PURCHASE	100	749.5
PURCHASE	39	749.5
PURCHASE	1106	749.5
PURCHASE	5894	749.5
SALE	2960	749.5
SALE	1616	749.5
SALE	2538	749.5
PURCHASE	4959	750
PURCHASE	1088	750
PURCHASE	14886	750
PURCHASE	821	750
PURCHASE	8246	750
PURCHASE	1174	750
PURCHASE	313	750
PURCHASE	1254	750

PURCHASE	1705	750
PURCHASE	2541	750
PURCHASE	634	750
PURCHASE	1239	750
PURCHASE	1310	750
PURCHASE	4000	750
PURCHASE	100	750
PURCHASE	4046	750
PURCHASE	305	750
PURCHASE	152	750
PURCHASE	3211	750
PURCHASE	2860	750
PURCHASE	929	750
PURCHASE	562	750
PURCHASE	1900	750
PURCHASE	10000	750
PURCHASE	276	750
PURCHASE	4790	750
PURCHASE	4500	750
PURCHASE	37	750
PURCHASE	2000	750
PURCHASE	844	750
PURCHASE	1156	750
PURCHASE	51	750
PURCHASE	922	750
PURCHASE	1821	750
PURCHASE	235	750
PURCHASE	2574	750
PURCHASE	13	750
PURCHASE	116	750
SALE	10000	750
SALE	1156	750
SALE	361	750
SALE	1392	750
SALE	51	750
SALE	3265	750
SALE	116	750
SALE	3265	750
SALE	1138	750
SALE	1411	750
PURCHASE	812	750.5
PURCHASE	11909	750.5
PURCHASE	1221	750.5
SALE	1354	751
SALE	2986	751
SALE	4837	751
SALE	13315	751
SALE	1203	751
SALE	718	751
PURCHASE	1038	751.5
SALE	1400	751.5
SALE	800	751.5
SALE	12697	751.5
SALE	129	751.5
SALE	471	751.5
PURCHASE	2778	752
PURCHASE	1598	752
PURCHASE	290	752
PURCHASE	1391	752
PURCHASE	1598	752
PURCHASE	6029	752
PURCHASE	189	752
PURCHASE	168	752
PURCHASE	1198	752
PURCHASE	559	752

PURCHASE	337	752
PURCHASE	6706	752
PURCHASE	4000	752
PURCHASE	806	752
SALE	2783	752
SALE	7500	752
SALE	100	752
SALE	5810	752
SALE	187	752
PURCHASE	1598	752.5
SALE	3300	752.5
PURCHASE	1961	753
PURCHASE	3065	753
PURCHASE	2553	753
PURCHASE	3062	753
PURCHASE	1523	753
PURCHASE	1592	753
PURCHASE	746	753
PURCHASE	2542	753.5
PURCHASE	1	753.5

Purchases **309,686**
Sales **135,556**

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	24 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:32 24-Jul-06
Number	6302G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

AMENDMENT

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	21 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
53791	7.5150	7.4500

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
57877	7.5150	7.4500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	19151	7.4875
CFD	Short	2208	7.4601
CFD	Short	21	7.4601

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)
Put Option	Sell	1000	700	America	15 Dec 06	00.1

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:10 24-Jul-06
Number	6416G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	21/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12216484	2.51514		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12216484	2.51514	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	833	7.55
BUY	1120	7.51

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date 24/07/2006
Contact Name Peter Shum
Telephone Number 020 7698 6132
If Connected EFM N/A
Name of Offeree/Offeror
With Which Connected
If Connected EFM N/A
State Nature of
Connection (Note 10)

Notes:
The Notes on Form 8.3 can be viewed on the
Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure - Amendment
Released	17:47 24-Jul-06
Number	6599G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	20 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
229,528	7.5350	7.5050

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
12965	7.5400	7.5050

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	3700	7.5150
CFD	Short	59	7.5160

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	24 July 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	07:00 25-Jul-06
Number	6641G

RNS Number:6641G
Franklin Resources Inc
24 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JULY 21, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,969,692	8.02%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,969,692	8.02%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	200	7.520 GBP
SALE	13,101	7.500 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	JULY 24, 2006
Contact name	LORI A. WEBER

Telephone number 954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:05 25-Jul-06
Number	6816G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1097	7.4931 GBP	7.473 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
72938	7.485 GBP	7.4829 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	40814	7.4829 GBP
CFD	Short	869	7.4829 GBP
CFD	Short	6213	7.4829 GBP
CFD	Short	23945	7.4829 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ι

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	25 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	11:14 25-Jul-06
Number	6830G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	24 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	10790652 (2.22%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	10790652 (2.22%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Purchase	19870	
GB00B0P7Y252	ORD / CMN	Purchase	22813	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	25 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
If a connected EFM, name of offeree/offeror with which connected	BOOTS GROUP PLC
If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:00 25-Jul-06
Number	6897G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	24 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
245,330	7.5000 GBP	7.4750 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
236,407	7.4900 GBP	7.4800 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

option relates (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	25 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:06 25-Jul-06
Number	6910G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	24 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	721,320	0.15%	13,800	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	721,320	0.15%	13,800	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	8411	747.5 pence
SALE	1000	747.5
SALE	240	747.5
SALE	1000	747.5
SALE	760	747.5
SALE	104	747.5
SALE	1000	747.5
SALE	6111	747.5
SALE	4288	747.5
PURCHASE	1427	748
PURCHASE	1890	748
SALE	2126	748
SALE	4396	748
SALE	2300	748
PURCHASE	6858	748.5
PURCHASE	3300	748.5
SALE	644	748.5
SALE	254	748.5
PURCHASE	2289	749
PURCHASE	2016	749
PURCHASE	984	749
SALE	3823	749
SALE	2502	749
SALE	1000	749
SALE	6606	749
SALE	1414	749
SALE	2340	749
SALE	995	749
SALE	316	749
SALE	1342	749
SALE	486	749
SALE	2676	749
SALE	100	749
SALE	1200	749
SALE	984	749
PURCHASE	3073	749.5
PURCHASE	10269	749.5
PURCHASE	5440	749.5
PURCHASE	1890	749.5
PURCHASE	700	749.5
PURCHASE	2700	749.5
PURCHASE	3000	749.5
PURCHASE	3000	749.5
PURCHASE	6916	749.5
PURCHASE	1890	749.5
PURCHASE	2500	749.5
PURCHASE	1100	749.5
PURCHASE	3000	749.5
SALE	1000	749.5
SALE	7125	749.5
SALE	4240	749.5
SALE	2514	749.5
SALE	3152	749.5
SALE	41	749.5
SALE	3259	749.5
PURCHASE	6822	750
PURCHASE	1890	750
PURCHASE	3000	750
PURCHASE	6060	750
PURCHASE	4240	750
SALE	898	750

SALE	1000	750

Purchases
Sales

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	25 JULY 2006
Contact name	JOSEPH EVANS

Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:52 25-Jul-06
Number	6946G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	25 July 2006
Date of dealing	24 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

24 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	24/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
8,423	GBP 16.01	GBP 16.00
Total number of securities sold	**Highest price received**	**Lowest price received**
4,480	GBP 16.01	GBP 0.16

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
LONG CFDSHORT			99,253GBP 16.00
LONG CFDSHORT			43,989GBP 15.99

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	24/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
15,833	GBP 1.75	GBP 1.72

Total number of securities sold	Highest price received	Lowest price received
12,248	GBP 1.76	GBP 1.75

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	24/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
4,387	GBP 9.97	GBP 9.93
Total number of securities sold	**Highest price received**	**Lowest price received**
17,527	GBP 9.97	GBP 0.10

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	24/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
99,692	GBP 7.50	GBP 0.07
Total number of securities sold	**Highest price received**	**Lowest price received**
125,185	GBP 7.50	GBP 0.07

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	13:15 25-Jul-06
Number	PRNUK-2507

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.37179482
Date of dealing	24/07/2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	8,937,881 1.84	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,937,881 1.84	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	70,000	7.49000GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 25/07/2006

Contact name	Lara Shitta-Bey
Telephone number	0207 548 2293
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company Credit Suisse Securities (Eur) Ltd
TIDM
Headline EPT Disclosure
Released 13:32 25-Jul-06
Number 6980G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
221533	7.5000	7.4800

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
175502	7.5062	7.5062

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	2742	7.4952
CFD	Short	86	7.4952
CFD	Short	23783	7.4910

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	25 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	13:35 25-Jul-06
Number	6981G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	24 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			-3022 (0.00%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			-3022 (0.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	200	7.4900
Buy	150	7.4900
Buy	300	7.4900
Buy	75	7.4900
Buy	25	7.4900
Buy	150	7.4900
Buy	250	7.4900
Buy	375	7.4900
Buy	375	7.4950
Buy	150	7.4950
Buy	100	7.5000
Buy	225	7.5000
Buy	175	7.5000
Buy	1950	7.4950
Buy	300	7.4950
Buy	1400	7.4950
Buy	100	7.4950
Buy	50	7.4950
Buy	275	7.4950
Buy	1600	7.5000
Buy	1675	7.5000
Buy	9278	7.5000
Buy	673	7.5000
Sell	796	7.4800
Sell	717	7.4800
Sell	673	7.5000
Sell	322	7.5000
Sell	995	7.5000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing,	Number of securities to which the	Exercise price	Type, e.g. American, European	Expiry date	Option money paid/received per unit (Note

	varying etc.	option relates (Note 6)		etc.		4)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	25 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	13:56 25-Jul-06
Number	6993G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	24/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 4,353 due to Transfer Receive

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12220837	2.51604		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12220837	2.51604	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	25/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- (Boots Group Plc)
Released	15:05 25-Jul-06
Number	7081G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	24/07/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	35,757,045	7.362%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	35,757,045	7.362%	35,301	0.007%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	4,800	748.0
Sale	1,100	747.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure	25/07/06
Contact name	Taryn O'Donoghue

Telephone number	020 7658 2959
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END



Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:19 25-Jul-06
Number	7084G

RNS Number:7084G
Franklin Resources Inc
25 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JULY 24, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	38,969,912	8.02%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	38,969,912	8.02%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
PURCHASE	220	7.490 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	JULY 25, 2006
Contact name	LORI A. WEBER
Telephone number	954-847-2283

If a connected EFM, name of offeree/offeror with which connected N/A

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	Silchester International Inv.Ld
TIDM	
Headline	Rule 8.3- BOOTS plc
Released	11:01 26-Jul-06
Number	7470G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Silchester International Investors Limited
Company dealt in	BOOTS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	25th JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	23,809,923	4.90%	N/A
(2) Derivatives (other than options)	N/A		N/A
(3) Options and agreements to purchase/sell	N/A		N/A
Total	23,809,923	4.90%	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	400,000	764.96 GBp

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**26th JULY 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	11:27 26-Jul-06
Number	7522G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
1009	7.675 GBP	7.6574 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note
101666	7.6819 GBP	7.5995 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Long	5740	7.6702 GBP
CFD	Long	1688	7.6702 GBP
CFD	Long	405	7.6702 GBP
CFD	Long	5674	7.6702 GBP
CFD	Long	21250	7.6702 GBP
CFD	Long	6250	7.6702 GBP
CFD	Long	1500	7.6702 GBP
CFD	Long	21000	7.6702 GBP
CFD	Long	15510	7.6703 GBP
CFD	Long	15326	7.6703 GBP
CFD	Long	4562	7.6703 GBP

CFD	Long	1095	7.6703 GBP
CFD	Short	657	7.6187 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persc to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	26 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Regulatory Announcement

Go to market news section

Company	Goldman Sachs Asset Management Intl
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	11:34 26-Jul-06
Number	7529G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Goldman Sachs Asset Management International**
Company dealt in	**BOOTS GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares**
Date of dealing	**25 July 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)

	Long	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities	**10597733 (2.18%)**	**0 (0%)**
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	**10597733 (2.18%)**	**0 (0%)**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Sale	39128	
GB00B0P7Y252	ORD / CMN	Sale	153791	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	26 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
If a connected EFM, name of offeree/offeror with which connected	BOOTS GROUP PLC
If a connected EFM, state nature of connection (Note 10)	Advisor

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3- (Boots Group Plc)
Released	11:34 26-Jul-06
Number	7532G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	25 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	10793688 (2.22%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	10793688 (2.22%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Sale	254168	
GB00B0P7Y252	ORD / CMN	Sale	14515	
GB00B0P7Y252	ORD / CMN	Sale	254168	
GB00B0P7Y252	ORD / CMN	Sale	87396	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**26 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company Goldman Sachs Asset Management LP
TIDM
Headline Rule 8.3- (Boots Group Plc)
Released 11:36 26-Jul-06
Number 7536G

FORM 8.3

AMENDMENT – Due to late booking of transactions, the disclosure made on 18 July 2006 for dealing on 17 July 2006 is being updated. The Section 2.(a)(1) and 3.(a) have been updated.

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	17 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	11974089 (2.47%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	11974089 (2.47%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		

(3) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per ur
GB00B0P7Y252	ORD / CMN	Sale	3883	
GB00B0P7Y252	ORD / CMN	Sale	117416	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other perso to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**26 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Goldman Sachs Asset Management LP
TIDM	
Headline	Rule 8.3 - Boots Group Plc
Released	11:39 26-Jul-06
Number	7533G

FORM 8.3

AMENDMENT – Due to amended transactions, the disclosure made on 20 July 2006 for dealings on 18 July 2006 is being updated. Sections 2.(a)(1) and 3.(a) have been amended

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	18 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	11,683,483 (2.41%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	11,683,483 (2.41%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		

(3) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per ur
GB00B0P7Y252	ORD / CMN	Sale	290,606	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**26 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:56 26-Jul-06
Number	7562G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	26 July 2006
Date of dealing	25 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

25 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	25/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
18,786	GBP 16.03	GBP 16.01
Total number of securities sold	**Highest price received**	**Lowest price received**
18,840	GBP 16.04	GBP 16.01

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	25/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
166,158	GBP 1.77	GBP 1.76
Total number of securities sold	**Highest price received**	**Lowest price received**
230,569	GBP 1.77	GBP 1.76

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	25/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
16,106	GBP 10.14	GBP 10.03
Total number of securities sold	**Highest price received**	**Lowest price received**
28,408	GBP 10.23	GBP 9.99

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	25/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
136,222	GBP 7.67	GBP 7.49
Total number of securities sold	**Highest price received**	**Lowest price received**
50,387	GBP 7.68	GBP 7.51

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:36 26-Jul-06
Number	7607G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			-9,359 (0.00%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			-9,359(0.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	150	7.6700
Sell	100	7.56
Sell	50	7.58
Sell	658	7.575
Sell	1741	7.575
Sell	35	7.575
Sell	215	7.575
Sell	75	7.68
Sell	350	7.665
Sell	25	7.665
Sell	125	7.665
Sell	175	7.665
Sell	250	7.665
Sell	575	7.67
Sell	952	7.67
Sell	796	7.66
Sell	365	7.66

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	**Details**	**Price per unit (if applicable)** (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	26 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



Company	Credit Suisse International
TIDM	IRSH
Headline	EPT Disclosure
Released	12:36 26-Jul-06
Number	7609G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
361182	7.6900	7.5300

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
333012	7.6900	7.5131

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	7000	7.6364
CFD	Long	45770	7.5701
CFD	Short	5804	7.6766
CFD	Short	213120	7.5131
CFD	Short	167	7.6690

CFD	Short	2039	7.6690
CFD	Short	1405	7.6690
CFD	Long	82386	7.5952
CFD	Short	25000	7.6730
CFD	Long	82386	7.5952

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	26 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	M&G Inv Management Ltd
TIDM	
Headline	Rule 8.3 [Boots Group Plc]
Released	12:42 26-Jul-06
Number	PRNUK-2607

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Prudential Plc / M&G Investment Management Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP0.37179482
Date of dealing	25/07/2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	8,079,881 1.66	
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	8,079,881 1.66	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	112,000	7.64500GBP
Purchase	15,000	7.52500GBP
Sale	985,000	7.67220GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 26/07/2006

Contact name Lara Shitta-Bey

Telephone number 0207 548 2293

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:48 26-Jul-06
Number	7620G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	25 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	686,857	0.14%	7,670	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	686,857	0.14%	7,670	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	202	750 pence
PURCHASE	496	750
PURCHASE	1246	750
PURCHASE	1493	750.5
PURCHASE	1554	750.5
PURCHASE	200	751
PURCHASE	763	751
PURCHASE	437	751
PURCHASE	1549	751
PURCHASE	3760	751.5
PURCHASE	2000	752
PURCHASE	1732	752.5
SALE	1600	752.5
SALE	1538	752.5
PURCHASE	54	753
PURCHASE	1319	753
PURCHASE	3466	753
PURCHASE	1118	753.5
SALE	1538	754
PURCHASE	1400	754.5
SALE	1400	754.5
SALE	90	754.5
SALE	2233	754.5
SALE	1036	755
PURCHASE	194	755.5
PURCHASE	2071	755.5
PURCHASE	1000	755.5
PURCHASE	6856	757.5
PURCHASE	18	757.5
PURCHASE	1950	757.5
SALE	392	757.5
SALE	1373	757.5
PURCHASE	5353	758
PURCHASE	1865	758
PURCHASE	71	758
SALE	2000	758.5
SALE	2000	758.5
PURCHASE	1865	759
SALE	3000	759
SALE	3000	759
SALE	1477	759
SALE	1845	759
SALE	2997	759.5
SALE	1968	759.5
PURCHASE	2110	760
PURCHASE	157	760
PURCHASE	430	760
SALE	12522	760
SALE	8000	760
SALE	4414	760
PURCHASE	1431	760.5
PURCHASE	6500	760.5
PURCHASE	3345	761
PURCHASE	5000	761
PURCHASE	1721	761
PURCHASE	1865	761
PURCHASE	4272	761.5
PURCHASE	3000	761.5
PURCHASE	4991	762
SALE	692	762
SALE	2700	762

PURCHASE	5847	762.5
SALE	3000	762.5
SALE	2999	763
SALE	41	763
SALE	1	763
SALE	1691	763
SALE	4923	763
SALE	2345	763
SALE	2842	763
SALE	3334	763
SALE	2868	763
SALE	65	763.5
SALE	1238	763.5
SALE	3000	764
SALE	1292	764
SALE	1451	764.5
SALE	663	765.5
SALE	2308	765.5
SALE	2929	765.5
PURCHASE	2538	766
PURCHASE	4789	766
PURCHASE	12679	766
SALE	2143	766
SALE	2190	766
SALE	3330	766
PURCHASE	470	766.5
PURCHASE	5008	766.5
PURCHASE	1270	766.5
PURCHASE	400	766.5
SALE	1684	766.5
SALE	1066	766.5
SALE	2076	766.5
SALE	2000	766.5
SALE	1538	766.5
SALE	4000	766.5
SALE	1652	766.5
SALE	400	766.5
SALE	2463	766.5
PURCHASE	5733	767
PURCHASE	3402	767
PURCHASE	5414	767
PURCHASE	800	767
PURCHASE	14	767
PURCHASE	3286	767
PURCHASE	1654	767
PURCHASE	3377	767
PURCHASE	7500	767
PURCHASE	2160	767
PURCHASE	4213	767
SALE	2700	767
SALE	3392	767
SALE	551	767
SALE	1125	767
SALE	1443	767
SALE	234	767
SALE	75	767
SALE	2332	767
SALE	600	767
PURCHASE	10000	767.5
PURCHASE	1000	767.5
PURCHASE	3198	767.5
PURCHASE	5200	767.5
PURCHASE	3300	767.5
PURCHASE	7403	767.5
PURCHASE	300	767.5

PURCHASE	200	767.5
PURCHASE	748	767.5
PURCHASE	1409	767.5
PURCHASE	84	767.5
PURCHASE	638	767.5
PURCHASE	5085	767.5
PURCHASE	2000	767.5
SALE	1692	767.5
SALE	300	767.5
SALE	1698	767.5
SALE	900	767.5
SALE	1409	767.5
SALE	4000	767.5
PURCHASE	3043	768
PURCHASE	58	768
PURCHASE	1430	768
PURCHASE	112	768
SALE	8702	768
SALE	2004	768
SALE	282	768
SALE	2286	768
SALE	100	768
SALE	1584	768
SALE	4013	768
SALE	3000	768
SALE	2748	768
SALE	3006	768
SALE	2460	768
SALE	4806	768
SALE	349	768
SALE	300	768
SALE	3351	768
SALE	6586	768
SALE	1700	768
SALE	41	768
SALE	859	768
SALE	16	768
SALE	1128	768
SALE	3778	768
SALE	2003	768
SALE	91	768
SALE	1919	768
SALE	1100	768
SALE	213	768.5
SALE	2700	768.5
SALE	703	768.5
SALE	600	768.5
SALE	800	768.5
SALE	310	768.5
SALE	2917	768.5
SALE	200	768.5
SALE	1141	768.5
SALE	3803	768.5
SALE	1169	768.5
SALE	1543	768.5
SALE	1538	769
SALE	8353	769
SALE	1777	769
SALE	732	769
PURCHASE	6000	769.5
SALE	3300	769.5
PURCHASE	2800	770.5

(b) Derivatives transactions (other than options)

Product name, e.g Long/short (Note 5)	Number of securities	Price per unit

CFD		(Note 6)	(Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	26 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes
The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:54 26-Jul-06
Number	7627G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	25 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
844,794	7.6900 GBP	7.4663 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
171,223	7.6800 GBP	7.5000 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	1	7.075 GBP
CFD	SHORT	1	7.50 GBP
CFD	LONG	13,392	7.59516 GBP
CFD	LONG	7,440	7.57011 GBP
CFD	LONG	250,000	7.67843 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing, Number Exercise Type, e.g. Expiry Option

name,e.g call option	selling, purchasing, varying etc	of securities to which the option relates (Note 5)	price	American, European etc.	date	moneypaid/received per unit (Note 3)

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

…………………………………………………………………………

…………………………………………………………………………

Date of disclosure	26 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Alliance UniChem PLC
TIDM	AUN
Headline	Merger Update
Released	12:54 26-Jul-06
Number	7626G

RNS Number:7626G
Alliance UniChem PLC
26 July 2006

Alliance Unichem Plc

(the Company)

ORDER SANCTIONING THE SCHEME OF ARRANGEMENT FOR THE MERGER WITH BOOTS GROUP PLC

26 July 2006

The High Court has today made an order sanctioning the scheme of arrangement (the Scheme) between the Company and the holders of Scheme Shares (as defined in the Scheme).

The High Court will consider an order to confirm the reduction of capital related to the Scheme on 28 July 2006.

It is intended that the Court Orders will be delivered to the Registrar of Companies for registration, and the Scheme will therefore become effective, before 8:00 a.m. on 31 July 2006.

It is also intended that the name of Boots Group PLC (Boots) will change to Alliance Boots plc on 31 July 2006 at the same time as the Scheme becomes effective.

Indicative timetable

The indicative timetable for implementation of the Merger is currently expected to be as follows:

Court hearing to confirm the reduction of capital related to the Scheme	28 July 2006
Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Alliance UniChem shares	28 July 2006
Scheme Record Time	6:00 p.m. on 28 July 2006
Effective Date of Scheme	31 July 2006
Cancellation of listing of Alliance UniChem Shares	8:00 a.m. on 31 July 2006
New Boots Shares issued and admitted to the Official List and dealings in the New Boots Shares commence	8:00 a.m. on 31 July 2006

Note: These times and dates are indicative only and will depend, among other things, on the date on which the Court confirms the associated reduction of capital as well as the date on which the Court Orders are delivered to the Registrar of Companies.

Other Information

Unless the context otherwise appears, terms defined in the Company's scheme

document dated 5 June 2006 (the Scheme Document) have the same meaning in this announcement.

The directors of the Company accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for the Company in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than the Company for providing the protections afforded to the customers of Merrill Lynch or for providing advice in relation to the matters described in this announcement.

Credit Suisse, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for the Company in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than the Company for providing the protections afforded to the customers of Credit Suisse or for providing advice in relation to the matters described in this announcement.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Boots in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than Boots for providing the protections afforded to the customers of Goldman Sachs International or for providing advice in relation to the matters described in this announcement.

This announcement has been prepared for the purposes of complying with English law and the City Code and the information included may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Application has been made to the UK Listing Authority for the New Boots Shares proposed to be issued in connection with the Merger to be admitted to the Official List and to the London Stock Exchange for the New Boots Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective on the Effective Date (which is currently expected to be 31 July 2006). Application has not been, and will not be, made for the New Boots Shares to be admitted to, or to be traded on, any other stock exchange.

The New Boots Shares will not be registered under the US Securities Act and will be issued in the United States pursuant to the Scheme in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. In addition, the New Boots Shares will not be registered under the securities laws of any state of the United States, and will be issued in the United States in reliance on available exemptions from such state law registration requirements, subject to the restrictions described in paragraph 21 of Part 2 (Explanatory Statement) of the Scheme Document.

The New Boots Shares issued to, or for the benefit of, any resident of Canada will not be qualified for sale under the securities laws of any province or territory of Canada and will be subject to resale restrictions.

The New Boots Shares have not been, and will not be, registered under the applicable laws of any Restricted Jurisdiction. Accordingly, the New Boots Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction or to or for the account or benefit of any national, resident or citizen of any Restricted Jurisdiction.

Enquiries

Richard Constant

Gavin Anderson & Company +44 (0) 20 7554 1400

Gerald Gradwell / Marco Pagni

Alliance UniChem Plc +44 (0) 1932 870 550

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	13:24 26-Jul-06
Number	7657G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	25 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	30,988,307	6.38%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	30,988,307	6.38%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	11,462	£7.645

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	26July 2006
Contact name	Clark Simpson

Telephone number 0207 477 7010

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:21 26-Jul-06
Number	7800G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	25/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

Variance of 1 due to Transfer Deliver

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12224186	2.51673		
(2) Derivatives other than options	0	0.00000	85809	0.01767
(3) Options & Agreements to Purchase/Sell				
Total	12224186	2.51673	85809	0.01767

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	2411	7.66
BUY	939	7.66

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	26/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	16:28 26-Jul-06
Number	7853G

RNS Number:7853G
Franklin Resources Inc
26 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Franklin Resources, Inc.
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	July 25, 2006

2.. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,004,172	8.03%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,004,172	8.03%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	34,260	7.626 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	July 26, 2006
Contact name	Lori A. Weber
Telephone number	954-847-2283
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company Silchester International Inv.Ld
TIDM
Headline Rule 8.3- BOOTS plc
Released 17:11 26-Jul-06
Number 7910G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Silchester International Investors Limited
Company dealt in	BOOTS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	26th JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	23,459,923	4.83%	N/A
(2) Derivatives (other than options)	N/A		N/A
(3) Options and agreements to purchase/sell	N/A		N/A
Total	23,459,923	4.83%	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	350,000	778.67 GBp

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**26th JULY 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Legal & General Investment Mgmnt Ld
TIDM	
Headline	Rule 8.3- Boots Group Plc
Released	10:20 27-Jul-06
Number	8166G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	Boots Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.37179482
Date of dealing	26 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	19,320,175	3.97%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	19,320,175	3.97%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	2,000	GBP 7.85

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	27 July 2006
Contact name	Helen Lewis
Telephone number	0207 528 6742

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company GoldmanSachs International
TIDM TTP
Headline EPT Disclosure
Released 10:53 27-Jul-06
Number 8192G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
190239	7.8985 GBP	7.7812 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
8169	7.9622 GBP	7.7912 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	99534	7.856 USD
CFD	Short	38	7.856 USD
CFD	Short	924	7.856 USD
CFD	Short	6018	7.856 USD
CFD	Short	6368	7.856 USD
CFD	Short	6004	7.856 USD
CFD	Short	16125	7.856 USD
CFD	Short	51131	7.8129 GBP
CFD	Short	1088	7.8129 GBP
CFD	Short	7783	7.8129 GBP
CFD	Short	29998	7.8129 GBP

CFD	Long	5740	7.7784 GBP
CFD	Long	5674	7.7784 GBP
CFD	Long	1688	7.7784 GBP
CFD	Long	405	7.7784 GBP
CFD	Short	657	7.7886 GBP
CFD	Short	5000	7.7827 GBP
CFD	Long	70100	7.8117 GBP
CFD	Short	36760	7.7784 GBP
CFD	Short	36326	7.7784 GBP
CFD	Short	10812	7.7784 GBP
CFD	Short	2595	7.7784 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other persı to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	27 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company Goldman Sachs Asset Management LP
TIDM
Headline Rule 8.3- (Boots Group Plc)
Released 10:57 27-Jul-06
Number 8199G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	26 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	10636786 (2.19%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	10636786 (2.19%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Sale	156902	

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**27 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	11:56 27-Jul-06
Number	8260G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	26 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	663,929	0.14%	225,677	0.05%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	663,929	0.14%	225,677	0.05%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	964	764 pence
SALE	939	764
PURCHASE	2939	765.5
SALE	200000	767
PURCHASE	43	769.5
PURCHASE	188	769.5
PURCHASE	86	769.5
SALE	1329	769.5
SALE	910	769.5
SALE	361	769.5
SALE	1284	769.5
SALE	2660	769.5
SALE	1344	769.5
SALE	2786	769.5
SALE	1390	769.5
SALE	1424	769.5
PURCHASE	7514	770
PURCHASE	5473	770
PURCHASE	9148	770
PURCHASE	2745	770.5
PURCHASE	555	770.5
SALE	992	771
SALE	333	771
SALE	1513	771
SALE	1300	771.5
SALE	947	771.5
SALE	1325	771.5
PURCHASE	3324	772
PURCHASE	1000	772
PURCHASE	330	772
PURCHASE	1000	772
SALE	1688	772
PURCHASE	4	772.5
PURCHASE	46	772.5
PURCHASE	2700	772.5
SALE	2304	772.5
PURCHASE	1636	773
SALE	2886	774.5
SALE	3042	774.5
SALE	795	775.5
SALE	1966	775.5
SALE	3000	776.5
PURCHASE	4065	777
SALE	4069	777
SALE	2541	777
SALE	459	777
SALE	258	777
SALE	142	777
SALE	766	777
SALE	286	777
SALE	1998	777
SALE	2	777
SALE	1982	777
SALE	793	777
PURCHASE	906	777.5
PURCHASE	2979	777.5
PURCHASE	165	777.5
PURCHASE	800	777.5
PURCHASE	1027	777.5
PURCHASE	800	777.5
PURCHASE	654	777.5

PURCHASE	3894	777.5
SALE	1522	777.5
SALE	4761	777.5
SALE	605	777.5
SALE	100	777.5
SALE	553	777.5
SALE	910	777.5
SALE	3097	777.5
SALE	9	777.5
SALE	3444	777.5
SALE	2579	777.5
SALE	361	777.5
SALE	605	777.5
SALE	800	777.5
SALE	1027	777.5
SALE	654	777.5
PURCHASE	12853	778
PURCHASE	1200	778
PURCHASE	4050	778
PURCHASE	661	778
SALE	1818	778
SALE	1575	778
SALE	100	778
SALE	2000	778
SALE	661	778
PURCHASE	1600	778.5
SALE	2146	778.5
SALE	2297	778.5
SALE	1705	778.5
SALE	3282	778.5
SALE	2522	778.5
SALE	4418	778.5
SALE	300	778.5
SALE	5287	778.5
PURCHASE	1404	779
PURCHASE	800	779
PURCHASE	1199	779
PURCHASE	2820	779
PURCHASE	1150	779
PURCHASE	3104	779
PURCHASE	7707	779
SALE	3273	779
SALE	3000	779
SALE	4411	779
PURCHASE	3744	779.5
PURCHASE	3680	779.5
PURCHASE	2000	779.5
PURCHASE	1170	779.5
PURCHASE	2234	779.5
PURCHASE	500	779.5
PURCHASE	414	779.5
PURCHASE	338	779.5
PURCHASE	4158	779.5
PURCHASE	1788	779.5
PURCHASE	1465	779.5
PURCHASE	3253	779.5
SALE	411	779.5
SALE	11684	779.5
SALE	1246	779.5
PURCHASE	6	780
PURCHASE	3369	780
PURCHASE	2820	780
PURCHASE	2800	780
PURCHASE	367	780
PURCHASE	4114	780

PURCHASE	2573	780
PURCHASE	1007	780
PURCHASE	90	780
PURCHASE	288	780
SALE	661	780
SALE	694	780
SALE	1019	780
SALE	1500	780
SALE	2000	780
SALE	1608	780
SALE	2200	780
SALE	3799	780
SALE	134	780
SALE	4815	780
SALE	1206	780
SALE	5745	780
SALE	6769	780
SALE	5846	780
SALE	6638	780
SALE	3118	780
SALE	1500	780
SALE	11320	780
SALE	12820	780
SALE	894	780
SALE	1224	780
SALE	277	780
SALE	100	780
SALE	1239	780
SALE	2023	780
PURCHASE	3734	780.5
PURCHASE	155	780.5
PURCHASE	2131	780.5
PURCHASE	1044	780.5
PURCHASE	1150	780.5
PURCHASE	2453	780.5
PURCHASE	4731	780.5
PURCHASE	3100	780.5
PURCHASE	165	780.5
PURCHASE	2363	780.5
PURCHASE	8	780.5
PURCHASE	1812	780.5
PURCHASE	5785	780.5
PURCHASE	165	780.5
PURCHASE	2192	780.5
PURCHASE	577	780.5
PURCHASE	52	780.5
PURCHASE	4041	780.5
PURCHASE	3270	780.5
PURCHASE	14	780.5
PURCHASE	3067	780.5
PURCHASE	2845	780.5
PURCHASE	165	780.5
PURCHASE	3451	780.5
SALE	880	780.5
SALE	323	780.5
SALE	108	780.5
PURCHASE	808	781
PURCHASE	2540	781
PURCHASE	1025	781
PURCHASE	1150	781
PURCHASE	122	781
PURCHASE	1500	781
PURCHASE	12392	781
PURCHASE	412	781
SALE	1602	781

SALE	2710	781
PURCHASE	2500	781.5
PURCHASE	700	781.5
SALE	919	781.5
SALE	995	781.5
SALE	926	781.5
PURCHASE	3400	782
PURCHASE	1860	782
PURCHASE	1122	782
PURCHASE	1468	782
PURCHASE	2000	782
SALE	2300	782
SALE	1000	782
SALE	5000	782
SALE	976	782
SALE	1473	782
SALE	203	782.5
SALE	2797	782.5
SALE	6203	782.5
SALE	3180	782.5
SALE	1226	782.5
SALE	693	782.5
SALE	3000	782.5
SALE	400	782.5
SALE	3076	782.5
SALE	3709	782.5
SALE	170	782.5
SALE	1324	782.5
SALE	1300	782.5
PURCHASE	644	783
PURCHASE	2000	783
PURCHASE	2820	783
SALE	900	783
SALE	1661	783
SALE	3065	783
SALE	1500	783
SALE	1324	783
SALE	4539	783
PURCHASE	2082	783.5
PURCHASE	42	783.5
PURCHASE	518	783.5
PURCHASE	1481	783.5
PURCHASE	5000	783.5
PURCHASE	3330	783.5
PURCHASE	2890	783.5
PURCHASE	62	783.5
PURCHASE	145	783.5
PURCHASE	1097	783.5
PURCHASE	1000	783.5
PURCHASE	1000	783.5
SALE	4371	783.5
SALE	4000	783.5
SALE	305	783.5
SALE	1500	783.5
SALE	1303	783.5
SALE	863	783.5
SALE	299	783.5
SALE	2557	783.5
SALE	2824	783.5
SALE	2000	783.5
SALE	1461	783.5
SALE	2715	783.5
SALE	538	783.5
SALE	644	783.5
PURCHASE	5800	784

PURCHASE	956	784
PURCHASE	3452	784
PURCHASE	2836	784
SALE	375	784
SALE	1525	784
SALE	1164	784
SALE	282	784
SALE	707	784
SALE	98	784
SALE	1468	784
SALE	486	784
PURCHASE	2488	784.5
SALE	3300	784.5
SALE	305	784.5
SALE	1000	784.5
TOTAL Sales:	***497,698***	
TOTAL Buys:	***256,823***	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	27 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	Mondrian Investment Partners Ltd
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	11:57 27-Jul-06
Number	8261G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Mondrian Investment Partners Limited
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Boots Group Plc Ordinary Shares
Date of dealing	26 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	30,952,567	6.373%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	30,988,307	6.373%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	4,800	£7.66
Sale	30,940	£7.80

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure 27 July 2006

Contact name	Clark Simpson
Telephone number	0207 477 7010
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:02 27-Jul-06
Number	8275G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	26 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
609,398	7.8550 GBP	7.6950 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
159,093	7.8550 GBP	7.7046 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	SHORT	7,440	7.7046 GBP
CFD	LONG	7,440	7.721565 GBP
CFD	LONG	250,000	7.7794 GBP
CFD	LONG	45,770	7.721565 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g	Writing, selling,	Number of	Exercise price	Type, e.g. American,	Expiry date	Option moneypaid/received

call option	purchasing, varying etc	securities to which the option relates (Note 5)	European etc.	per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	27 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*
END

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Regulatory Announcement

Go to market news section

Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	12:08 27-Jul-06
Number	8280G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	27 July 2006
Date of dealing	26 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

26 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
37,192	GBP 16.04	GBP 16.02
Total number of securities sold	**Highest price received**	**Lowest price received**
32,100	GBP 16.04	GBP 16.02

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
91,931	GBP 1.77	GBP 1.76
Total number of securities sold	**Highest price received**	**Lowest price received**
705	GBP 1.80	GBP 1.76

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
13,575	GBP 10.42	GBP 10.35
Total number of securities sold	**Highest price received**	**Lowest price received**
28,676	GBP 10.44	GBP 10.15

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	26/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
81,507	GBP 7.85	GBP 7.67
Total number of securities sold	**Highest price received**	**Lowest price received**
106,613	GBP 7.85	GBP 7.66

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:40 27-Jul-06
Number	8323G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			-41,811 (0.00%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			-41,811 (0.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) Rights to subscribe (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	375	7.805
Buy	1236	7.805
Buy	1993	7.805
Buy	796	7.805
Buy	796	7.805
Buy	50	7.805
Buy	375	7.84
Buy	1525	7.84
Buy	923	7.83
Buy	674	7.835
Buy	150	7.82
Buy	125	7.82
Sell	39803	7.805
Sell	75	7.785
Sell	37	7.695
Sell	759	7.695
Sell	796	7.695

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	27 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END



Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:43 27-Jul-06
Number	8324G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	26 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
891254	7.8550	7.6950

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note :
1042094	7.8400	7.7046

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Short	1653	7.8007
CFD	Long	8000	7.7694
CFD	Short	43250	7.7839
CFD	Short	31211	7.8239
CFD	Short	185	7.8007

CFD	Short	2358	7.8007
CFD	Long	45770	7.7046
CFD	Short	58000	7.7520

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director/PDMR Shareholding
Released	14:21 27-Jul-06
Number	8399G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of *person discharging managerial responsibilities/director*

RICHARD BAKER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

RICHARD BAKER

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

17

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

....

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

....

13. Price per *share* or value of transaction

£7.565

14. Date and place of transaction

20th July 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

735,715 0.151%

16. Date issuer informed of transaction

27th July 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

……………………………………

18. Period during which or date on which it can be exercised

……………………………………

19. Total amount paid (if any) for grant of the option

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

……………………………………

22. Total number of *shares* or debentures over which options held following notification

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

....

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

27th July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

BOTH

3. Name of *person discharging managerial responsibilities/director*

PAUL BATEMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

DIRECTOR NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

PAUL BATEMAN

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

17

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

... ...

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

... ...

13. Price per *share* or value of transaction

£7.565

14. Date and place of transaction

20th July 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

296,315 0.061%

16. Date issuer informed of transaction

27th July 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

… … … … … … … … … … …

18. Period during which or date on which it can be exercised

… … … … … … … … … … …

19. Total amount paid (if any) for grant of the option

… … … … … … … … … … …

20. Description of *shares* or debentures involved (*class* and number)

… … … … … … … … … … …

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

… … … … … … … … … … …

22. Total number of *shares* or debentures over which options held following notification

… … … … … … … … … … …

23. Any additional information

... ...

24. Name of contact and telephone number for queries

... ...

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

27th July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

BOOTS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

MICHAEL OLIVER

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

PERSON NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSON NAMED IN 3

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF 37 7/39P EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

MICHAEL OLIVER

8 State the nature of the transaction

PURCHASE OF SHARES UNDER SHARE INVESTMENT PLAN

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

17

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

MINIMAL

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

....

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating

percentage)

… … … … … … … … … … … …

13. Price per *share* or value of transaction

£7.565

14. Date and place of transaction

20th July 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

95,151 0.019%

16. Date issuer informed of transaction

27th July 2006 (NOTIFIED BY ADMINISTRATORS)

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

… … … … … … … … … … … …

18. Period during which or date on which it can be exercised

… … … … … … … … … … … …

19. Total amount paid (if any) for grant of the option

… … … … … … … … … … … …

20. Description of *shares* or debentures involved (*class* and number)

… … … … … … … … … … … …

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

…………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

SONIA FENNELL

Date of notification

27th July 2006

END

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Company	Paul Bateman
TIDM	
Headline	Rule 8.1- Boots Group PLC
Released	14:35 27-Jul-06
Number	8423G

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Paul Bateman***
Company dealt in	**Boots Group PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares of 37 7/39p each**
Date of dealing	**20th July 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase of Shares under the Boots Group All-Employee Share Ownership Plan	17	£7.565

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/. unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **~~YES~~/NO**

Date of disclosure	**27th July 2006**
Contact name	**Sonia Fennell**
Telephone number	**0115 968 7094**
Name of offeree/offeror with which associated	**Boots Group PLC**
Specify category and nature of associate status (Note 10)	**Executive director of Boots Group PLC**

END

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Company Richard Baker
TIDM
Headline Rule 8.1- Boots Group PLC
Released 14:36 27-Jul-06
Number 8425G

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Richard Baker***
Company dealt in	**Boots Group PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares of 37 7/39p each**
Date of dealing	**20th July 2006**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	**(%)**	**Number**
(1) Relevant securities			
(2) Derivatives (other than options)			

(3) Options and agreements to purchase/sell		
Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase of Shares under the Boots Group All-Employee Share Ownership Plan	17	£7.565

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	27th July 2006
Contact name	Sonia Fennell
Telephone number	0115 968 7094
Name of offeree/offeror with which associated	Boots Group PLC
Specify category and nature of associate status (Note 10)	Executive director of Boots Group PLC

END

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Regulatory Announcement

Go to market news section

Company	Franklin Resources Inc
TIDM	FRK
Headline	Rule 8.3- Boots Group PLC
Released	15:10 27-Jul-06
Number	8459G

RNS Number:8459G
Franklin Resources Inc
27 July 2006

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	FRANKLIN RESOURCES, INC.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	JULY 26, 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	39,002,980	8.03%		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	39,002,980	8.03%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	1,192	7.78410 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities)(Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

NONE STATED

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	JULY 27, 2006
Contact name	ROBERT ROSSELOT

Telephone number	954-847-2285
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Schroders PLC
TIDM	SDR
Headline	Rule 8.3- (Boots Group Plc)
Released	16:03 27-Jul-06
Number	8558G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Schroders plc*
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary 37.17948p
Date of dealing	26/07/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	36,077,684	7.428%		
(2) Derivatives (other than options)			35,301	0.007%
(3) Options and agreements to purchase/sell				
Total	36,077,684	7.428%	35,301	0.007%

which includes an in-specie transfer in of 139,035 shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	235,099	780.00
Sale	50,940	783.75
Sale	2,555	778.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **YES**

Date of disclosure 27/07/06

Contact name	Taryn O'Donoghue
Telephone number	020 7658 2959
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Call option	Written	28,051 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,962 Ordinary shares	750.61p	European	08/08/06
Call option	Written	3,288 Ordinary shares	802.79p	European	08/08/06

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code's dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

Go to market news section

Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure - Amendment
Released	17:36 27-Jul-06
Number	8670G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

AMENDMENT

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	25 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3)	**Lowest price paid** (Note 3)
278796	7.6900	7.5300

Total number of securities sold	**Highest price received** (Note 3)	**Lowest price received** (Note
333012	7.6900	7.5131

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	Long	7000	7.6364
CFD	Long	45770	7.5701
CFD	Short	5804	7.6766
CFD	Short	213120	7.5131

CFD	Short	167	7.6690
CFD	Short	2039	7.6690
CFD	Short	1405	7.6690
CFD	Long	82386	7.5952
CFD	Short	25000	7.6730
CFD	Long	82386	7.5952

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	**Writing, selling, purchasing, varying etc.**	**Number of securities to which the option relates** (Note 5)	**Exercise price**	**Type, e.g. American, European etc.**	**Expiry date**	**Option money paid/received per unit** (Note 3)

(ii) Exercising

Product name, e.g. call option	**Number of securities**	**Exercise price per unit** (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	27 July 2006
Contact name	Dan Smith
Telephone number	0207 883 7834
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company Silchester International Inv.Ld
TIDM
Headline Rule 8.3- BOOTS plc
Released 09:58 28-Jul-06
Number 8849G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Silchester International Investors Limited
Company dealt in	BOOTS PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	28th JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number
(1) Relevant securities	23,394,923	4.82%	N/A
(2) Derivatives (other than options)	N/A		N/A
(3) Options and agreements to purchase/sell	N/A		N/A
Total	23,394,923	4.82%	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	65,000	775.12 GBp

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note
N/A	N/A	N/A	N/A

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/ unit (
N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note
N/A	N/A	N/A

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)
N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**27th JULY 2006**
Contact name	**Alison Ravenscroft**
Telephone number	**020 – 7518 7105**
If a connected EFM, name of offeree/offeror with which connected	**N/A**
If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	EPT Disclosure
Released	10:43 28-Jul-06
Number	8888G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Goldman Sachs International
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
300271	7.7496 GBP	7.7345 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
57600	7.74 GBP	7.74 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note
CFD	Short	22097	14.441 USD
CFD	Short	121498	14.441 USD
CFD	Short	11813	14.441 USD
CFD	Short	657	7.7514 GBP
CFD	Short	643	7.7514 GBP
CFD	Short	21250	7.7501 GBP
CFD	Short	21000	7.7501 GBP
CFD	Short	6250	7.7501 GBP
CFD	Short	1500	7.7501 GBP
CFD	Long	43581	7.7389 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Opti paid per ı

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

Date of disclosure	28 July 2006
Contact name	Peter Highton
Telephone number	+44-207-774-1935
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

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Company	Merrill Lynch International
TIDM	TTP
Headline	EPT Disclosure
Released	11:43 28-Jul-06
Number	8970G

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT	Merrill Lynch International
Date of disclosure	28 July 2006
Date of dealing	27 July 2006
Telephone number	020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

27 July 2006

Alliance UniChem Plc - Common

BOC Group plc - Common

Boots Group Plc - Common

Matalan plc - Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	BOC Group plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	**Highest price paid**	**Lowest price paid**
48,785	GBP 16.04	GBP 16.03
Total number of securities sold	**Highest price received**	**Lowest price received**
8,422,261	GBP 16.05	GBP 16.02

(b) Derivatives transactions (other than options)

Product name, eg. CFD	**Short/Long**	**Number of securities**	**Price per unit**
SWAP	Short	8,377,756	16.05

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	BOC Group plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Matalan plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
47,375	GBP 1.78	GBP 1.76
Total number of securities sold	**Highest price received**	**Lowest price received**
55,220	GBP 1.95	GBP 1.77

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Matalan Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Alliance UniChem Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
4,275	GBP 10.29	GBP 10.27
Total number of securities sold	**Highest price received**	**Lowest price received**
7,134	GBP 10.29	GBP 10.26

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING

CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader	Merrill Lynch International
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate	Common
Date of dealing	27/07/2006

2. DEALINGS

(a) Purchases and sales

Total number of securities purchased	Highest price paid	Lowest price paid
264,198	GBP 7.75	GBP 7.74
Total number of securities sold	**Highest price received**	**Lowest price received**
270,292	GBP 7.79	GBP 7.73

(b) Derivatives transactions (other than options)

Product name, eg. CFD	Short/Long	Number of securities	Price per unit

(c) Options transactions in respect of existing securities

Product name eg call option	Writing, selling, purchasing, varying etc.	Number of securities under option	Exercise price	Type, e.g. American, European etc	Type, e.g. American, European etc	Option money paid/received per unit

(ii) Exercising

Product name eg call option	Number of securities under option	Exercise price

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28/07/2006
Contact name	Alasdair Coutts-Britton
Telephone number	+44 20 7996 3565
Name of offeree/offeror with whom connected	Alliance UniChem Plc
Nature of connection #	Advisor

END

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Company	Alliance UniChem PLC
TIDM	AUN
Headline	Merger Update
Released	11:56 28-Jul-06
Number	8984G

RNS Number:8984G
Alliance UniChem PLC
28 July 2006

Alliance UniChem Plc

(the Company)

ORDER CONFIRMING THE REDUCTION OF CAPITAL RELATING TO THE MERGER WITH BOOTS GROUP PLC

28 July 2006

The High Court has today made an order confirming the reduction of capital relating to the scheme of arrangement (the Scheme) between the Company and the holders of Scheme Shares (as defined in the Scheme). This followed the order sanctioning the Scheme made by the High Court on 26 July 2006.

It is intended that the Court Orders will be delivered to the Registrar of Companies for registration, and the Scheme will therefore become effective, before 8:00 a.m. on 31 July 2006.

It is also intended that the name of Boots Group PLC (Boots) will change to Alliance Boots plc on 31 July 2006 at the same time as the Scheme becomes effective.

Indicative timetable

The indicative timetable for implementation of the Merger is currently expected to be as follows:

Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Alliance UniChem shares	28 July 2006
Scheme Record Time	6:00 p.m. on 28 July 2006
Effective Date of Scheme	31 July 2006
Cancellation of listing of Alliance UniChem Shares	8:00 a.m. on 31 July 2006
New Boots Shares issued and admitted to the Official List and dealings in the New Boots Shares commence	8:00 a.m. on 31 July 2006

Note: These times and dates are indicative only and will depend, among other things, on the date on which the Court Orders are delivered to the Registrar of Companies.

Other Information

Unless the context otherwise appears, terms defined in the Company's scheme document dated 5 June 2006 (the Scheme Document) have the same meaning in this announcement.

The directors of the Company accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for the Company in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than the Company for providing the protections afforded to the customers of Merrill Lynch or for providing advice in relation to the matters described in this announcement.

Credit Suisse, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for the Company in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than the Company for providing the protections afforded to the customers of Credit Suisse or for providing advice in relation to the matters described in this announcement.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Boots in relation to the matters described in this announcement and is not advising any other person and accordingly will not be responsible to any person other than Boots for providing the protections afforded to the customers of Goldman Sachs International or for providing advice in relation to the matters described in this announcement.

This announcement has been prepared for the purposes of complying with English law and the City Code and the information included may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Application has been made to the UK Listing Authority for the New Boots Shares proposed to be issued in connection with the Merger to be admitted to the Official List and to the London Stock Exchange for the New Boots Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective on the Effective Date (which is currently expected to be 31 July 2006). Application has not been, and will not be, made for the New Boots Shares to be admitted to, or to be traded on, any other stock exchange.

The New Boots Shares will not be registered under the US Securities Act and will be issued in the United States pursuant to the Scheme in reliance on the exemption from registration provided by Section 3(a)(10) of that Act. In addition, the New Boots Shares will not be registered under the securities laws of any state of the United States, and will be issued in the United States in reliance on available exemptions from such state law registration requirements, subject to the restrictions described in paragraph 21 of Part 2 (Explanatory Statement) of the Scheme Document.

The New Boots Shares issued to, or for the benefit of, any resident of Canada will not be qualified for sale under the securities laws of any province or territory of Canada and will be subject to resale restrictions.

The New Boots Shares have not been, and will not be, registered under the applicable laws of any Restricted Jurisdiction. Accordingly, the New Boots Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction or to or for the account or

benefit of any national, resident or citizen of any Restricted Jurisdiction.

Certain statements contained in this announcement constitute "forward-looking statements". In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "prepares", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Boots Group, the Alliance UniChem Group or, following Completion, the Enlarged Group, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Boots Group's, the Alliance UniChem Group's and, following Completion, the Enlarged Group's present and future business strategies and the environment in which the Boots Group, the Alliance UniChem Group and the Enlarged Group will operate in the future. As a result, the Boots Group's, the Alliance UniChem Group's and, following Completion, the Enlarged Group's actual future financial condition, performance and results may differ materially from the plans, goals and expectations set out in the Boots Group's, the Alliance UniChem Group's and the Enlarged Group's forward-looking statements contained in this document or any other forward-looking statement any of them may make. Except as required by the UK Listing Authority, the London Stock Exchange, the City Code, the Court or by law, neither the Boots Group, the Alliance UniChem Group nor the Enlarged Group undertakes any obligation to update any of the forward-looking statements contained in this announcement or other forward-looking statements any of them may make.

Enquiries

Richard Constant

Gavin Anderson & Company +44 (0) 20 7554 1400

Gerald Gradwell / Marco Pagni

Alliance UniChem Plc +44 (0) 1932 870 550

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:39 28-Jul-06
Number	9071G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	27 JULY 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	693,917	0.14%	204,142	0.04%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	693,917	0.14%	204,142	0.04%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 2)

Class of relevant security: **Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	1881	772.5 pence
PURCHASE	2200	772.5
PURCHASE	1779	772.5
PURCHASE	1221	772.5
PURCHASE	1200	772.5
PURCHASE	1981	773
PURCHASE	1019	773
PURCHASE	1400	773
PURCHASE	2270	773
PURCHASE	2960	773
PURCHASE	845	773
PURCHASE	453	773
PURCHASE	2940	773
PURCHASE	900	773
PURCHASE	400	773
PURCHASE	2000	773
SALE	141	773
SALE	1981	773
SALE	3300	773
SALE	639	773
SALE	2000	773
SALE	400	773
SALE	900	773
SALE	1051	773.5
SALE	1332	773.5
PURCHASE	1776	774
PURCHASE	1600	774
PURCHASE	887	774
PURCHASE	3200	774
PURCHASE	5054	774
PURCHASE	3300	774
PURCHASE	1417	774
PURCHASE	4777	774
PURCHASE	2213	774
PURCHASE	2715	774
PURCHASE	1460	774
PURCHASE	343	774
PURCHASE	2500	774
PURCHASE	1033	774
PURCHASE	1342	774
PURCHASE	3079	774
PURCHASE	477	774
PURCHASE	1000	774
PURCHASE	14	774
PURCHASE	618	774
PURCHASE	127	774
PURCHASE	1235	774
PURCHASE	1375	774
PURCHASE	1204	774
PURCHASE	1293	774
PURCHASE	1771	774
PURCHASE	70	774
PURCHASE	100	774
PURCHASE	285	774
SALE	5522	774
SALE	1974	774
SALE	2797	774
SALE	1788	774
SALE	838	774
SALE	399	774
SALE	1447	774

SALE	1454	774
SALE	3561	774
SALE	1000	774
SALE	4594	774
SALE	2000	774
SALE	1139	774
SALE	161	774
PURCHASE	682	774.5
PURCHASE	2200	774.5
PURCHASE	48	774.5
PURCHASE	1458	774.5
PURCHASE	1000	774.5
PURCHASE	3100	774.5
PURCHASE	1600	774.5
PURCHASE	81	774.5
PURCHASE	2919	774.5
PURCHASE	1500	774.5
PURCHASE	900	774.5
PURCHASE	2100	774.5
PURCHASE	1085	774.5
PURCHASE	2273	774.5
PURCHASE	200	774.5
PURCHASE	44	774.5
PURCHASE	483	774.5
PURCHASE	1234	774.5
PURCHASE	186	774.5
PURCHASE	1663	774.5
SALE	1984	774.5
SALE	196	774.5
SALE	1120	774.5
SALE	12911	774.5
SALE	122	774.5
SALE	5115	774.5
PURCHASE	6625	775
PURCHASE	1000	775
PURCHASE	3000	775
PURCHASE	2278	775
PURCHASE	5286	775
PURCHASE	1290	775
PURCHASE	5900	775
PURCHASE	49	775
PURCHASE	606	775
PURCHASE	1186	775
PURCHASE	593	775
PURCHASE	1650	775
PURCHASE	900	775
PURCHASE	729	775
PURCHASE	1554	775
PURCHASE	700	775
PURCHASE	1446	775
PURCHASE	1147	775
PURCHASE	1117	775
PURCHASE	1545	775
PURCHASE	5656	775
PURCHASE	2400	775
PURCHASE	700	775
PURCHASE	3000	775
PURCHASE	4000	775
PURCHASE	1795	775
PURCHASE	700	775
PURCHASE	1205	775
SALE	2224	775
SALE	1907	775
SALE	1334	775
SALE	1494	775

SALE	1333	775
SALE	1152	775
SALE	1450	775
SALE	1428	775
SALE	3802	775
SALE	1395	775
SALE	257	775
SALE	1446	775
SALE	1638	775
SALE	700	775
SALE	3187	775
SALE	766	775
SALE	1256	775
SALE	1312	775
SALE	1357	775
SALE	1241	775
SALE	944	775
SALE	1342	775
SALE	1328	775
SALE	1700	775
SALE	1342	775
SALE	188	775
PURCHASE	12894	775.5
SALE	12878	776.5
SALE	5116	776.5
SALE	2636	776.5
PURCHASE	3837	777
PURCHASE	1250	777
SALE	966	779.5
TOTAL Sales:	***120,985***	
TOTAL Buys:	***172,508***	

(b) Derivatives transactions (other than options)

Product name, e.g Long/short (Note 5) CFD	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	28 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 9)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Company	GoldmanSachs International
TIDM	TTP
Headline	Rule 8.3- Boots Group
Released	12:48 28-Jul-06
Number	9080G

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Goldman Sachs Asset Management, L.P.
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares
Date of dealing	27 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	10539915 (2.17%)	0 (0%)
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	10539915 (2.17%)	0 (0%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		

Total		

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Isin	Product Type	Purchase/sale	Number of securities	Price per un
GB00B0P7Y252	ORD / CMN	Sale	96871	

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Optic paid/: unit (

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit (Note

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)

4. **OTHER INFORMATION**

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other pers(

to the voting rights of any relevant securities under any option referred to on this form or relating to the voting future acquisition or disposal of any relevant securities to which any derivative referred to on this form is refere none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) **YES/NO**

Date of disclosure	**28 July 2006**
Contact name	**Peter Highton**
Telephone number	**+44-207-774-1935**
If a connected EFM, name of offeree/offeror with which connected	**BOOTS GROUP PLC**
If a connected EFM, state nature of connection (Note 10)	**Advisor**

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	UBS AG (EPT)
TIDM	TTP
Headline	EPT Disclosure
Released	12:52 28-Jul-06
Number	9089G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	UBS AG London Branch
Company dealt in	BOOTS GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 1)	ORDINARY SHARES 25P
Date of dealing	27 JULY 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
493.863	7.8030 GBP	7.7250 GBP

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
261,052	7.7500 GBP	7.7200 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	LONG	718,948	7.795 GBP
CFD	SHORT	718,948	7.795 GBP
CFD	LONG	160,476	7.803 GBP
CFD	LONG	18,600	7.76049 GBP
CFD	SHORT	200,000	7.739203 GBP
CFD	SHORT	50,000	7.7284 GBP
CFD	LONG	100,000	7.74336 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	28 JULY 2006
Contact name	JOSEPH EVANS
Telephone number	020 7567 8286
Name of offeree/offeror with which connected	BOOTS GROUP PLC
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:58 28-Jul-06
Number	9096G

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 July 2006

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
175098	7.8000	7.7250

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note :
22426	7.7500	7.7250

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	7610	7.7364
CFD	Short	114425	7.7605
CFD	Short	2191	7.7300
CFD	Short	63	7.7300
CFD	Short	1538	7.7300

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure	28 July 2006
Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 6)	Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

END

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Company	Credit Suisse Securities (Eur) Ltd
TIDM	
Headline	EPT Disclosure
Released	12:59 28-Jul-06
Number	9099G

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Credit Suisse Securities (Europe) Ltd
Company dealt in	Boots Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary Shares
Date of dealing	27 July 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			-56,439 (0.00%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			-56,439 (0.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security: Boots Group Plc ADR	**Long**		**Short**
	Number	**(%)**	**Number**
(1) Relevant securities			654 (0.0001%)
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			

Total		654 (0.0001%)

(c) **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
Buy	1112	7.745
Buy	625	7.745
Buy	1728	7.745
Buy	175	7.74
Buy	1000	7.74
Buy	250	7.74
Buy	125	7.74
Buy	25	7.74
Buy	375	7.74
Buy	383	7.74
Buy	317	7.74
Buy	50	7.74
Buy	100	7.74
Buy	250	7.74
Buy	200	7.74
Buy	275	7.74
Buy	225	7.74
Buy	550	7.74
Buy	525	7.74
Buy	300	7.74
Buy	450	7.74
Buy	750	7.74
Buy	225	7.74
Buy	225	7.74
Buy	1025	7.74
Buy	1593	7.74
Buy	1633	7.74
Buy	775	7.74
Buy	625	7.74
Buy	275	7.74
Buy	375	7.74
Buy	1786	7.73
Buy	77	7.73
Buy	290	7.735
Buy	164	7.735
Buy	521	7.735
Buy	944	7.735
Buy	290	7.735
Buy	226	7.735
Buy	59	7.725
Buy	2727	7.725
Buy	4	7.745
Buy	559	7.745
Buy	987	7.745
Sell	39803	7.735

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable) (Note 4)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	28 July 2006

Contact name	Emma Braham
Telephone number	0207 883 5798
Name of offeree/offeror with which connected	Alliance Unichem Plc
Nature of connection (Note 9)	Advisor

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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Regulatory Announcement

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Company	State Street Global Advisors
TIDM	
Headline	Rule 8.3- Boots Group PLC
Released	15:35 28-Jul-06
Number	9251G

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers & Mergers)

1. KEY INFORMATION

Name of Person Dealing (Note 1)	State Street Global Advisors
Company Dealt In	Boots Group PLC
Class of Relevant Security to Which the Dealings Being Disclosed Relate (Note 2)	Ord
Date of Dealing	27/07/2006

2. INTERESTS, SHORT POSITIONS & RIGHTS TO SUBSCRIBE

(a) Interests & Short Positions (following dealing) in the Class of Relevant Security Dealt In (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities	12234132	2.51878		
(2) Derivatives other than options	0	0.00000	77228	0.01590
(3) Options & Agreements to Purchase/Sell				
Total	12234132	2.51878	77228	0.01590

(b) Interests & Short Positions in Relevant Securities of the Company (ex.Class Dealt In) (Note 3)

Class of Relevant Security:	Long Number	%	Short Number	%
(1) Relevant Securities				
(2) Derivatives other than options				
(3) Options & Agreements to Purchase/Sell				
Total				

(c) Rights to Subscribe (Note 3)

Class of Relevant Security: Details

3. DEALINGS (Note 4)

(a) Purchases & Sales

Purchase / Sale	Number of Securities	Price per Unit
BUY	8836	7.73

(b) Derivatives Transactions (other than options)

Product Name (e.g. CFD)	Long/Short (Note 6)	No./Securites (Note 7)	Price/Unit (Note 5)

(c) Options Transactions in Respect of Existing Securities
(i) Writing, Selling, Purchasing or Varying

Product Name (eg call option)	Write,Sell Purchasing, Varying etc.	No/Securities Which the Optn Relates Relates-Note7	Exercise Price	Type (e.g. USA, European etc)

Expiry Date	Option Money Paid/Received per Unit (Note 5)

(ii) Exercising

Product Name (eg call option)	Number of Securities	Exercise Price per Unit (Note 5)

(d) Other Dealings (including new securities) (Note 4)

Nature of Transaction (Note 8)	Details	Price / Unit if applicable (Note 5)

4. OTHER INFORMATION

(a)Agreements, Arrangements or Understandings Relating to Options or Derivatives
Full details of any agreement, arrangement or understanding between the person disclosing & any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced.
If none, this should be stated.

Is a Supplemental Form 8 Attached? (Note 9) NO

Disclosure Date	28/07/2006
Contact Name	Peter Shum
Telephone Number	020 7698 6132
If Connected EFM Name of Offeree/Offeror With Which Connected	N/A
If Connected EFM State Nature of Connection (Note 10)	N/A

Notes:
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

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